Great American Financial Resources, Inc.
525 Vine Street, 7th Floor
Cincinnati, OH 45202
April 17, 2008
Michael L. Kosoff
Staff Attorney
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549-4644

Re:	Annuity Investors Variable Account C
Initial Registration Statement on Form N-4
File Nos. 333-148940; 811-21095
Dear Mr. Kosoff:
          On behalf of the registrant, Annuity Investors Variable Account C, we are providing the following responses to the staff’s comments on the above referenced registration statement, as set forth in your letter dated March 27, 2008. For your convenience, a draft copy of the revised prospectus is attached. We will send a courtesy copy of this correspondence filing to you along with a marked copy of the revised prospectus. The marked copy of the revised prospectus will show changes made in the prospectus since the filing of the initial registration statement, including changes made in response to the staff’s comments.
          Please note that references to “new” pages in this letter identify pages in the revised prospectus attached to this letter.
     1. Table of Contents
a.	Please remove “EX-99” from the table of contents of the prospectus.

Response: The text reference to “EX-99” will not appear in the version of the prospectus that will be transmitted to Contract owners. Our financial printer has indicated that this tag is added only for purposes of EDGAR filing.

b.	Please include Appendices A, B, C and D in the table of contents of the prospectus.

Response: We have included all Appendices in the table of contents of the prospectus. (new page vi)

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

     2. Expense Table (p. 4) (new page 4)
a.	The table lists a “current” loan interest spread. Please clarify what is the maximum loan interest spread. See Form N-4, Item 3, Instr. 5.

Response: We have included information about the maximum loan interest spread.
     3. Examples (pp. 7-8) (new page 7)
a.	Please revise the first bullet point to indicate that the early withdrawal charge is the only contract owner transaction expense reflected in the expense example.

Response: We have revised the first bullet point in the Examples subsection and it now refers only to the early withdrawal charge.

b.	Please confirm supplementally that the contractual waivers are only reflected for the term of the contractual waiver.

Response: Contractual waivers will be reflected only for the term of the contractual waiver.

c.	Please make it clear whether the minimum portfolio expenses are the minimum expenses before or after contractual waivers. If after contractual waivers, please confirm supplementally that the contractual waivers are only reflected for the term of the contractual waiver.

Response: Generally, the minimum portfolio expenses do not reflect any contractual waivers. If the minimum portfolio expenses before contractual waivers differ from the minimum portfolio expenses after contractual waivers, we will revise the example to show the cost of investing in the Contract both before reimbursement and after reimbursement. Any contractual waivers will be reflected only for the term of the contractual waiver.
     4. Overview (p. 9) (new page 9)
Please revise the subsection on Optional Guaranteed Withdrawal Benefits to note that excess withdrawals can adversely affect the benefit and that there are investment restrictions associated with the benefit.
Response: We have revised the text in the Overview subsection to point out that excess withdrawals can adversely affect the benefits provided by the Riders and that, if the Participant activates a Rider, his or her investment options will be restricted.

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

     5. The Portfolios (p. 11) (new page 12)
Please highlight the second paragraph of the overview in bold. Form N-4, Item 5(d).
Response: We have highlighted this paragraph in bold.
     6. Allocation During Right to Cancel Period (p. 16) & Your Right to Cancel (p. 59) (new pages 15 and 62)
Please revise your disclosure to state that, if you move funds to a money market or fixed account during the free-look period and the free-look is exercised, contract owners must receive the greater of their purchase payments (premiums) or the contract value without surrender charges. See, e.g., State Farm Life Insurance Company, No-Action Letter, 1997 SEC No-Act. LEXIS 959 (Oct. 24, 1997).
Response: We have revised the text in both of locations to indicate that, under these circumstances, we will refund the greater of the Purchase Payments or the Account Value without deduction of an early withdrawal charge.
     7. Early Withdrawal Charge (p. 19) (new page 17)
Please confirm supplementally that, with regard to the wavier for contracts in force for a given number of years, the term “contract” applies to the contract between the employer and the insurer.
Response: In the “Waivers Related to Duration of Contract” subsection, the term “Contract” does refer to the group contract between the employer (or the trustee of the employer’s retirement plan) and Annuity Investors Life Assurance Company.
     8. Transfer (p. 25) (new pages 21 and 22)
a.	Please clarify supplementally how long it would take a Participant who held $100,000 in the Fixed Account to move the entire $100,000 into one or more of the variable investment choices under your limitations.

Response: Assuming a 3.00% fixed interest rate for all years, it will take 21 years for a Participant who holds $100,000 in the Fixed Accumulation Account to transfer the entire $100,000 to one or more of the variable investment options under the transfer limitations applicable to the Fixed Accumulation Account. We have added disclosure to the subsection to address this point.

b.	Please explain supplementally whether a Participant, who has assets in the Fixed Account, can choose to have his entire account value moved to the designated subaccounts without offending the restriction on transfers out of the Fixed Account in order to exercise the living benefit riders.

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

Response: The restrictions on transfers from the Fixed Accumulation Account will not apply to transfers made in connection with activating either living benefit rider. Thus, a Participant who wishes to activate a living benefit rider and who has allocated funds to the Fixed Accumulation Account can choose to have his or her entire Account Value moved to the Designated Subaccounts without offending these restrictions. We have added text to the Transfers section to this effect.

c.	Please disclose that, if the fixed account value is less than $500 and the insurer transfers the value from the fixed account, it will do so in accordance with the participant’s allocation instructions.

Response: We have added a statement to the Transfers section to indicate that these transfers will be based on the Participant’s allocation instructions.

d.	Please state that the Other Fixed Accumulation Account Restrictions do not apply to the automatic transfer programs.

Response: We have added text to the Transfers section to this effect.

e.	Please confirm that the right of the insurer to move a participant from a Subaccount when the Subaccount has less than $500, given the fact that this contract allows minimum initial and subsequent premium payments of $50 or $100.

Response: In light of the minimum initial and subsequent purchase payments, we have revised the applicable text to indicate that we will move a Participant from a Subaccount when the Subaccount has less than $500 only after the Participant’s Account Value has reached $2,000.
     9. Withdrawals (p. 29) (new page 25)
a.	Please include language that states that withdrawals may adversely affect benefits offered under the living benefit riders and include a cross reference to the living benefits sections of the prospectus.

Response: We have added a sentence to the Withdrawals section to indicate that withdrawals may adversely affect benefits offered under the living benefit riders and included a cross reference to the living benefit sections of the prospectus.

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

b.	Please include disclosure that states that each withdrawal must be at least $500, except for systematic withdrawals.

Response: We have added a statement to the Withdrawals section to indicate that the $500 minimum withdrawal requirement does not apply to withdrawals under a systematic withdrawal program.
     10. Required Allocations to Designated Accounts (pp. 34 and 42) (new pages 29 and 41-42)
If you reserve the right to change the designated subaccounts, please state so and state the type of notice that would be provided.
Response: We have added a paragraph to these subsections to indicate that we reserve the right to change the Designated Subaccounts and that we will send written notice to the Contract owner if we do so.
     11. Guaranteed Lifetime Withdrawal Benefit (pp. 31-40) (new pages 27-39)
a.	Please clearly state the effect of Excess Withdrawals on the rider in bold at the beginning of the section describing the rider.

Response: We have added a statement in bold at the beginning of the section to alert the Contract owner to the impact of an Excess Withdrawal. (new page 27)

b.	The prospectus states that, after an owner has been paying fees for the Guaranteed Lifetime Withdrawal Benefit, the registrant may nonetheless prohibit the owner from activating the benefit if it does so on a nondiscriminatory basis. Please include the risk that the registrant may prevent the owner from activating the benefit in the Risks subsection of the Overview. Please make the conforming change resulting from the same disclosure as to the Guaranteed Minimum Withdrawal Benefit on page 36.

Response: With respect to both the Guaranteed Lifetime Withdrawal Benefit rider and the Guaranteed Minimum Withdrawal Benefit rider, the Participant will not pay any Rider charges until he or she activates the Rider. We have revised the text in both Rider Charges sections to clarify that the Rider charges will apply only if the Participant affirmatively activates the Rider. (new pages 30 and 42)

Our ability to prohibit future activations of a Rider will not affect any Participant who has already activated that Rider and is paying Rider charges and will not prevent the Participant from taking benefits under that Rider.

In the Risks subsection of the Overview section, we have provided information about our ability to prohibit future activations of both Riders. (new page 9)

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

c.	The prospectus notes that the Guaranteed Lifetime Withdrawal Benefit may not be activated if the Guaranteed Minimum Withdrawal Benefit is in effect. Please clarify in the fee table and in this section whether or not the Guaranteed Lifetime Withdrawal Benefit may be issued at all if the Guaranteed Minimum Withdrawal Benefit is in effect.

Response: Both living benefit Riders will be issued with the Contract. The Participant may activate one of the Riders at his or her option. But only one Rider may be activated and in effect at any point in time. We have added a bullet point in the Expense Tables section to address this point. (new page 5) In addition, we have added similar clarifying text in the following sections:

Overview—What Benefits Are Available under the Contract? (new page 9) Guaranteed Lifetime Withdrawal Benefit—Activation of the Rider (new page 29) Guaranteed Minimum Withdrawal Benefit—Activation of the Rider (new page 41)

d.	Please provide examples of how the benefit base amount, rollup feature, and resets operate (including any “adjustments”).

Response: At the end of the Guaranteed Lifetime Withdrawal Benefit section, we have added examples that show how these features work. (new pages 37-39)

e.	Please state more plainly what a roll-up is.

Response: We have revised the text to provide a clearer explanation of a rollup. (new page 32)

f.	The prospectus states that a rollup period begins on any Reset Date. Please clarify whether a rollup period beginning before a Reset Date also ends on that Reset Date.

Response: We have added text to the Rollup Amounts subsection to address this point. (new page 32)

g.	Please clarify what is intended by the phrase “[adjustment information].”

Response: We have replaced this parenthetical reference in the Benefit Amount subsection with information about the benefit booster, which may increase the benefit percentage used to calculate the Benefit amount. We have replaced this parenthetical reference in the Rollup Amounts subsection with information about the rollup booster, which may increase the rollup percentage used to calculate the rollup amount. (new pages 31 and 32)

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

h.	Please state whether a rollup is computed before or after a rider reset.

Response: We have added text to the Resetting the Benefit Base Amount subsection to indicate that the rollup is computed before a rider reset. (new page 33)

i.	With regard to the Excess Withdrawal Adjustment, please make it clear that the adjustment is to the Benefit Base. Also, please revise the first bullet point to make it more descriptive of how the percentage reduction is calculated. Finally, please provide a cross-reference in the Excess Withdrawal example.

Response: We have revised the text in the Excess Withdrawal Adjustment subsection to clarify that the adjustment is to the Benefit Base Amount. We have added a simple percentage reduction example in this subsection. We have added a cross reference to the Excess Withdrawal example at the end of the section. (new page 32)

j.	Please disclose the “Additional Adjustments” (p. 32) and provide examples, if applicable.

Response: We have replaced the reference to “Additional Adjustments” and related parenthetical with information about the Enhanced Benefit. (new page 34)

k.	With regard to the Annuity Benefit, please explain supplementally what is meant by the annuity benefit will not be less than the Benefit amount. Does this mean the aggregate annuity payments for a given year will be greater than or equal to 5% of the Benefit Base Amount? Is this true even if a contract owner opts for a variable payout?

Response: We have added text to this subsection to address the interaction between the minimum annuity benefit and variable dollar payments. (new page 35)

l.	Please explicitly describe the effect of the contract value being reduced to zero.

Response: We have added a new subsection, Exhausted Account Value, that describes the effect of the Account Value reaching zero. (new page 35)
     12. Guaranteed Minimum Withdrawal Benefit (pp. 41-47) (new pages 40-49)
a.	Please clearly state the effect of Excess Withdrawals on the rider in bold at the beginning of the section describing the rider.

Response: We have added a statement in bold at the beginning of the section to alert the Contract owner to the impact of an Excess Withdrawal. (new page 40)

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

b.	Please provide examples of how the benefit base amount, and resets operate (including the “adjustments”).

Response: At the end of the Guaranteed Minimum Withdrawal Benefit section, we have added examples that show how these features work. (new pages 48-49)

c.	With regard to the Excess Withdrawal Adjustment, please make it clear that the adjustment is to the Benefit Base. Also, please revise the first bullet point to make it more descriptive of how the percentage reduction is calculated. Finally, please provide a cross-reference in the Excess Withdrawal example.

Response: We have revised the text in the Excess Withdrawal Adjustment subsection to clarify that the adjustment is to the Benefit Base Amount. We have added a simple percentage reduction example in this subsection. We have added a cross reference to the Excess Withdrawal example at the end of the section. (new page 44)

d.	Please clarify whether resetting the Benefit Base also sets the total benefits paid to zero.

Response: We have added clarifying language in the Duration of Benefits subsection to address this point. (new page 44)

e.	Please explicitly describe the effect of the contract value being reduced to zero.

Response: We have added a new subsection, Exhausted Account Value, that describes the effect of the Account Value reaching zero. (new page 45)
     13. Contract Loans (p. 48) (new page 50)
a.	Please confirm supplementally that the loan interest spread will not exceed 3%, which is the figure disclosed in the fee table.

Response: The maximum loan interest spread is 5%. This maximum loan interest spread is now shown in the Participant Transaction Expenses table. (new page 4)

b.	Please include the loan origination fee in the fee table and describe that charge in the Fees and Charges section. Please also describe the loan interest spread in the Fees and Charges section.

Response: We have included information about the loan origination fee in the Participation Transaction Expenses table. We have also added information about the loan origination fee, including the current and maximum loan interest spreads, in the Fees and Charges section. (new pages 4 and 19)

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

     14. Annuity Benefit & Death Benefit (pp. 49 & 51) (new pages 52 and 55)
At the end of each section, please include a cross-reference to the “settlement options” section.
Response: We have added a cross-reference to the Settlement Options section at the end of the Annuity Benefit section and at the end of the Death Benefit section.
     15. Annuity Benefit & Settlement Options (pp. 49 & 55) (new pages 52, 55, 56-57 and 58-59)
Please include a cross-reference to Calculation of Benefit Payments. Also, please consider moving this section to directly follow the “Settlement Options” section.
Response: We have added a cross-reference to the Calculation of Benefit Payments section at the end of the Annuity Benefit section and at the end of the Death Benefit section. Two cross references to the Calculation of Benefit Payments section are included in Settlement Options section. We have moved the Calculation of Benefit Payments section so that it directly follows the Settlement Options section.
     16. Glossary Of Financial Terms (pp. 73-74) (new pages 60-61)
Please consider moving some items of the glossary to the definitions section and others to the substantive portions of the prospectus where the concepts are disclosed. See General Instruction J, regarding item 2 information in Form N-4.
Response: The Definitions section contains a brief explanation of Account Value, variable account value, fixed account value, Accumulation Unit, Accumulation Unit Value, Benefit Unit and Benefit Unit Value (the “glossary terms”). We believe that, with these brief explanations, the reader has sufficient information to understand the discussions in the remainder of the prospectus. (new pages 1-3)

We have included technical and detailed information related to these glossary terms in the Glossary of Financial Terms section of the prospectus for readers who are interested in such information. To assist such readers, we added a cross-reference after the first use of the glossary term in the Definitions section. The cross-reference directs the reader to the Glossary of Financial Terms section of the prospectus for more information. (new pages 1-3)

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

     17. Appendix C: Transfer Restrictions (pp. C-l-C-2) (new pages C-1—C-2)
a.	Please consider moving this disclosure to the body of the prospectus.

Response: We have considered the location of this disclosure and feel that the current location is appropriate for the following reasons.
o	A brief description of the transfer restrictions is included in the prospectus (“Transfer Restrictions Related to Active Trading Strategies”). We have expanded this description to alert readers to the type of mail restrictions that we have adopted. (new page 25)

o	The more detailed discussion in Appendix C is easily accessible to readers who are interested in the details of the transfer restrictions.

o	To assist such readers, the Transfer Restrictions Related to Active Trading Strategies subsection in the prospectus contains a cross reference to Appendix C; this cross reference is highlighted in bold; and a reference to Appendix C is now included in the Table of Contents of the prospectus. (new pages 25 and vi)
b.	When describing the policies used to deter market timing, the language is qualified by the term “generally”. If this term is used because the insurer reserves some discretion in implementing its policies, please state so.

Response: The term “generally” was not used to provide the registrant with discretion in implementing its market timing policies. To avoid ambiguity, we have deleted this term from the discussion of these policies. (new page C-1)

c.	At the end of the first subsection, please include language to the effect that, in spite of your policies, it is possible that some market timing activity may proceed while other activity is prohibited.

Response: We have included the requested text at the end of the first subsection. (new page C-1)

d.	Please confirm supplementally that if a registered representative has investment discretion over more than one contract, all transfers must be in writing and sent by regular mail.

Response: Due to changes in our distribution network, we have determined that this restriction is no longer necessary and have deleted the applicable text. (new page C-1)

e.	Please include language regarding the sharing of contract owner information with the portfolios as was recently implemented pursuant to rule 22c-2, as well as the possible imposition of redemption fees by the portfolios.

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

Response: We have included information about sharing of Contract owner information and about the possible imposition of redemption fees by the Portfolios. (new page C-2)
     18. Item 7 of Form N-4 (new pages 62 and 65-66)
Please briefly describe any changes that can be made to the contract or the operations of the Registrant (including: (i) why a change may be made (e.g., changes in applicable law or interpretations of law); (ii) who, if anyone, must approve any change; and (iii) who, if anyone, must be notified of any change) as per Item 7(c) of Form N-4.
Response: To address this comment, we have expanded the discussion of these matters in the prospectus. See the second and third paragraphs in The Contract section and The Separate Account section.
     19. Series and Class Identifiers
Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.
Response: The Contract name on the front cover and the EDGAR class identifier have been changed to TotalGroup.
     20. Guarantees and Support Agreements
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
Response: The company, Annuity Investors Life Insurance Company, will be primarily responsible for paying out on any guarantees associated with the Contracts. There are no guarantees or support agreements with third parties to support any of the company’s guarantees under the contracts.
     21. Powers of Attorney
Please include new Powers of Attorney that specifically describes this registration statement by name or by their ‘33 Act file numbers as per Rule 483(b).
Response: New Powers of Attorney that specifically reference the ‘33 Act file number of the Contact will be included in a pre-effective amendment to the registration statement for the Contract.

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

     22. Miscellaneous
Please be sure to update all the missing information in the prospectus so the staff can complete its review of this registration statement.
Response: Except as noted below, we have updated missing information in the prospectus. The following information will be updated and provided in a pre-effective amendment to the registration statement:
o	minimum and maximum portfolio expenses, length of contractual waivers related to portfolio expenses, and related examples

o	descriptions of certain Portfolios

o	rider charges and certain pricing details related to the lifetime withdrawal benefits (benefit booster percentage, rollup booster percentage and enhanced benefit payment period)

o	updating information related to distribution of the contracts

o	annual updating revisions to the discussion of federal tax matters.
     23. Financial Statements, Exhibits, and Other Information
Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.
Response: Financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.
     24. Tandy Representation
In the event the registrant requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The registrant understands that the Division of Enforcement has access to all information it provides to the staff of the Division of Investment Management in connection with your review of its filing or in response to your comments on its filing.

Michael L. Kosoff
U.S. Securities and Exchange Commission
April 17, 2008

The registrant also understands that you will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.
********************
     If you have any questions about this response or additional comments on the registration statement, please contact me as follows:
Phone    513.412.1465
Email    kmclaughlin@gafri.com
Facsimile    513.412.1470
U.S. mail    525 Vine Street, 7th Floor, Mail Location 525-13A, Cincinnati OH 45202
Sincerely,
/s/ Karen M. McLaughlin
Karen M. McLaughlin
Senior Corporate Counsel

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT C
Total Group
GROUP FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITIES
PROSPECTUS DATED MAY 1, 2008
This prospectus describes a group flexible premium deferred annuity contract (the “Contract”). The prospectus also describes the interest that a participant (the “Participant”) has in the Contract. Each Participant’s interest in the Contract is evidenced by a Certificate of Participation (the “Certificate”).
Annuity Investors Life Insurance Company® (the “Company”) is the issuer of the Contract. The Contract is available for tax-qualified and non-tax-qualified retirement arrangements. The tax treatment of annuities is discussed in the Federal Tax Matters section of this prospectus.
The Contract offers tax-deferred treatment of earnings, Annuity Benefits, two optional guaranteed withdrawal benefits, a Death Benefit, and an optional Enhanced Death Benefit. The Contract offers both variable and fixed investment options.
The variable investment options are Subaccounts of Annuity Investors® Variable Account C (the “Separate Account”). The Contract currently offers 43 Subaccounts. Each Subaccount invests in shares of a registered investment company or a portfolio of a registered investment company (each, a “Portfolio”). The Portfolios are listed below.

AIM Variable Insurance Funds	Franklin Templeton Variable Insurance Products Trust
-AIM V.I. Capital Development Fund-Series II Shares	-Mutual Shares Securities Fund-Class 2
-AIM V.I. Global Real Estate Fund-Series II Shares	-Franklin U.S. Government Fund-Class 2
-AIM V.I. International Growth Fund-Series II Shares	-Templeton Foreign Securities Fund-Class 2
-AIM V.I. Mid Cap Core Equity Fund-Series II Shares
-AIM V.I. Small Cap Equity Fund-Series I Shares	Janus Aspen Series
-Janus Aspen Series Balanced Portfolio-Service Shares
AllianceBernstein Variable Products Series Fund, Inc.	-Janus Aspen Series International Growth Portfolio-Service Shares
-International Value Portfolio-Class B Shares	-Janus Aspen Series Large Cap Growth Portfolio-Service Shares
-Janus Aspen Series Mid Cap Growth Portfolio-Service Shares

American Century Variable Portfolios
-American Century VP Large Company Value Fund-Class II	Neuberger Berman Advisers Management Trust
-American Century VP Mid Cap Value Fund-Class II	-Neuberger Berman AMT Guardian Portfolio-Class S
-American Century VP Vista SM Fund-Class I

Oppenheimer Variable Account Funds
Calamos®Advisors Trust	-Oppenheimer Balanced Fund/VA-Service Shares
-Calamos Growth and Income Portfolio	-Oppenheimer Capital Appreciation Fund/VA-Service Shares
-Oppenheimer Global Securities Fund/VA-Service Shares
Davis Variable Account Fund, Inc.	-Oppenheimer Main Street Fund®/VA-Service Shares
-Davis Value Portfolio	-Oppenheimer Main Street Small Cap Fund/VA-Service Shares

The Dreyfus Socially Responsible Growth Fund, Inc.-	PIMCO Variable Insurance Trust
Service Shares	-PIMCO VIT High Yield Portfolio-Administrative Class
-PIMCO VIT Real Return Portfolio-Administrative Class
Dreyfus Stock Index Fund, Inc.-Service Shares	-PIMCO VIT Total Return Portfolio-Administrative Class

Dreyfus Investment Portfolios	Van Kampen-The Universal Institutional Funds, Inc.
-Dreyfus IP MidCap Stock Portfolio-Service Shares	-Van Kampen UIF Core Plus Fixed Income Portfolio-Class I
-Van Kampen UIF Mid-Cap Growth Portfolio-Class I
Dreyfus Variable Investment Funds	-Van Kampen UIF U.S. Mid Cap Value Portfolio-Class I
-Dreyfus VIF Money Market Portfolio	-Van Kampen UIF Value Portfolio-Class I

DWS Variable Series II	Wilshire Variable Insurance Trust
-DWS Global Thematic VIP-Class A	-Wilshire 2015 Moderate Fund
-Wilshire 2025 Moderate Fund
Financial Investors Variable Insurance Trust	-Wilshire 2035 Moderate Fund
-Ibbotson Balanced ETF Asset Allocation Portfolio-Class II
-Ibbotson Conservative ETF Asset Allocation Portfolio-Class II
-Ibbotson Growth ETF Asset Allocation Portfolio-Class II
-Ibbotson Income /Growth ETF Asset Allocation Portfolio-Class II

The Contract currently offers one fixed investment option: the Fixed Accumulation Account. This fixed investment option is provided through the Company’s Fixed Account.
This prospectus includes information an investor should know before investing in the Contract. This prospectus is not complete without the current prospectuses for the Portfolios. Please keep this prospectus and the Portfolio prospectuses for future reference.
A Statement of Additional Information (“SAI”), dated May 1, 2008, contains more information about the Separate Account and the Contract. The SAI is part of this prospectus. The table of contents for the SAI is printed on the last page of this prospectus. For a free copy of the SAI, complete and return the form on the last page of this prospectus, or call us at 1-800-789-6771. The SAI (as well as all other documents filed with the Securities and Exchange Commission (“SEC”) with respect to the Contract, the Separate Account or the Company) is available at the SEC’s web site: www.sec.gov. The registration number for the Contract is 333-148940.
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

•	Neither the Contract nor a Participant’s interest in the Contract is a deposit or obligation of a bank or credit union or guaranteed by a bank or credit union.

•	Neither the Contract nor a Participant’s interest in the Contract is FDIC or NCUSIF insured.

•	Both the Contract and a Participant’s interest in the Contract involve investment risk and may lose value.
Contract Availability
The Contract is not available in all states and may not be available under all retirement arrangements. For additional information about the availability of the Contract, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
Right to Cancel
In some states, a Participant may have the right to cancel his or her interest in the Contract within a certain number of days after he or she receives his or her Certificate. Generally, the Participant will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.
Riders
This contract offers two optional riders that provide guaranteed withdrawal benefits—the Guaranteed Lifetime Withdrawal Benefit Rider and the Guaranteed Minimum Withdrawal Benefit Rider. It also offers an optional Enhanced Death Benefit Rider. The Riders may not be available in all states or under all retirement arrangements. For additional information about the availability of the Riders, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
Overview
A brief overview of the Contract and a Participant’s interest in the Contract is included on pages XX-XX of this prospectus.

TABLE OF CONTENTS

DEFINITIONS	1
EXPENSE TABLES	4
Participant Transaction Expenses	4
Annual Certificate Maintenance Fee	5
Separate Account Annual Expenses	5
Total Annual Portfolio Operating Expenses	6
Examples	7
FINANCIAL INFORMATION	9
Condensed Financial Information	9
Financial Statements	9
OVERVIEW	9
What is the Separate Account?	9
What Is the Contract?	9
What Benefits Are Available under the Contract?	9
What Are the Risks Related to the Contract?	10
How Do I Acquire an Interest in the Contract?	10
How Do I Cancel My Certificate?	10
Will Any Charges or Penalties Apply to Withdrawals or upon Surrender or Annuitization?	10
What Fees and Charges Apply to My Interest in the Contract?	10
How Do I Contact the Company?	11
THE PORTFOLIOS	12
Overview	12
Portfolios, Advisors and Portfolio Investment Categories	12
PURCHASE PAYMENTS AND ALLOCATIONS TO INVESTMENT OPTIONS	14
Overview	14
Purchase Payments	14
Current Restrictions on Purchase Payment Amounts	14
Processing of Purchase Payments	14
Allocations to Investment Options	15
Current Restrictions on Allocations	15
Subaccount Options	15
Fixed Accumulation Account	15
FEES AND CHARGES	16
Fees and Charges by the Company	16
Certificate Maintenance Fee	16
Transfer Fee	17
Early Withdrawal Charge	17
Administration Charge	18
Mortality and Expense Risk Charge	18
Guaranteed Lifetime Withdrawal Benefit Rider Charge	18
Guaranteed Minimum Withdrawal Benefit Rider Charge	19
Daily Charges in Leap Years	19
Premium Taxes	19
Loan Origination Fee and Interest	19
Expenses of the Portfolios	19
Waiver of Early Withdrawal Charges	19
Waivers After Separation from Service	19
Waivers Related to Duration of Contract	19
Waivers for Certain Annuitizations	20
Extended Care Waiver	20
Terminal Illness Rider	20
Disability Waiver	20
Additional Information about Waivers	20
Discretionary Reductions or Waivers of Fees or Charges	20

State Limitations	20
TRANSFERS	21
Transfers	21
Current Restrictions on Transfer from the Subaccounts	21
Current Restrictions on Transfers to and from the Fixed Accumulation Account	21
How to Request a Transfer	21
Automatic Transfer Programs	22
Changes in or Termination of Automatic Transfer Programs	23
Transfer Restrictions Related to Active Trading Strategies	23
WITHDRAWALS AND SURRENDERS	25
Withdrawals	25
Surrenders	25
Deferral of Payment	26
Systematic Withdrawal	26
GUARANTEED LIFETIME WITHDRAWAL BENEFIT	27
Introduction	27
Definitions	27
Activation of the Rider	28
Required Allocations to Designated Subaccounts	29
Rider Charge	30
Benefit Start Date	30
Benefit Payments	30
Benefit Amount	31
Minimum Benefit	31
Benefit Percentage	31
Benefit Base Amount	31
Rollup Amounts	32
Excess Withdrawal Adjustments	32
Resetting the Benefit Base Amount	33
Termination of Benefit Payments	33
Enhanced Benefit After Age 65	34
Required Conditions for Enhanced Benefit	34
Spousal Benefit	34
Impact of the Rider on Your Interest in the Contract	35
Rider Provisions Related to Loans	35
Impact of Rider Benefit Payments and Charges	36
Termination of the Rider	36
Example of Impact of Excess Withdrawal on Benefits	37
Examples of Benefit Base Amount Calculation	38
GUARANTEED MINIMUM WITHDRAWAL BENEFIT	40
Introduction	40
Definitions	40
Activation of the Rider	41
Required Allocations to Designated Subaccounts	41
Rider Charge	42
Benefit Start Date	42
Benefit Payments	43
Benefit Amount	43
Benefit Base Amount	43
Excess Withdrawal Adjustments	44
Resetting the Benefit Base Amount	44
Duration of Benefits	44
Impact of the Rider on Your Interest in the Contract	45
Rider Provisions Related to Loans	45
Impact of Rider Benefit Payments and Charges	45
Termination of the Rider	46
Example of Impact of Excess Withdrawal on Benefits	47

Examples of Benefit Base Amount Calculation	48
LOANS TO PARTICIPANTS	50
ANNUITY BENEFIT	51
Definitions	51
Annuity Benefit	51
Annuity Commencement Date	51
Annuity Benefit Amount	51
Form of Annuity Benefit Payments	51
Person Who Receives Annuity Benefit Payments	52
DEATH BENEFIT	53
Definitions	53
Death Benefit	53
Death Benefit Amount	53
Allocations and Transfers of Death Benefit Amount	53
Death Benefit Commencement Date	54
Form of Death Benefit Payments	54
Application of a Death Benefit to a Settlement Option	54
Person Who Receives Death Benefit Payments	54
Step Up in Account Value for Your Spouse as Successor Owner	55
SETTLEMENT OPTIONS	56
Settlement Options	56
Payments under Settlement Options	56
Considerations in Selecting a Settlement Option and Payment Forms	57
CALCULATION OF BENEFIT PAYMENTS	58
Benefit Payments	58
Fixed Dollar Payments	58
Variable Dollar Payments	58
GLOSSARY OF FINANCIAL TERMS	60
Account Value	60
Fixed Account Value	60
Variable Account Value	60
Accumulation Units	60
Accumulation Unit Value	60
Benefit Unit Value	61
Net Investment Factor	61
ADDITIONAL CONTRACT AND CERTIFICATE PROVISIONS	62
Your Right to Cancel	62
Our Right to Terminate Your Interest	62
Termination of the Contract	62
Ownership and Participant Provisions	63
Owner	63
Participant	63
Successor Owner to Your Interest in the Contract	63
Transfer of Ownership or Assignment	63
Beneficiary Provisions	63
How to Designate a Beneficiary or Change a Designation	63
Payee Provisions	64
Designation of Other Payees	64
ANNUITY INVESTORS LIFE INSURANCE COMPANY®	65
THE SEPARATE ACCOUNT	65
VOTING OF PORTFOLIO SHARES	66
DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS	67
FEDERAL TAX MATTERS	68
Tax Deferral on Annuities	68
Tax-Qualified Retirement Plans	68
Individual Retirement Annuities	68
Roth IRAs	69

v

Tax-Sheltered Annuities	69
Texas Optional Retirement Program	69
Pension, Profit-Sharing, and 401(k) Plans	69
Roth TSAs and Roth 401(k)s	69
Governmental Deferred Compensation Plans	69
Nonqualified Deferred Compensation Plans	70
Summary of Income Tax Rules	71
Required Minimum Distributions	72
PERFORMANCE INFORMATION	73
DELIVERY OF DOCUMENTS TO PARTICIPANTS	74
Reports and Confirmations	74
Householding	74
Electronic Delivery of Required Documents	74
THE REGISTRATION STATEMENT	74
STATEMENT OF ADDITIONAL INFORMATION	75

APPENDIX A: CONDENSED FINANCIAL INFORMATION	A-1
APPENDIX B: PORTFOLIOS	B-1
APPENDIX C: TRANSFER RESTRICTIONS	C-1
APPENDIX D: DEATH BENEFIT EXAMPLES	D-1

DEFINITIONS
The capitalized terms defined in this section of the prospectus will have the meanings given to them when used in this prospectus. Other terms that have a specific meaning under the Contract or the Certificate, but which are not defined in this section, will be explained in the section of this prospectus where they are primarily used.
Please note that the words “you” and “your” in this prospectus refer to the Participant.
Account Value
The sum of your “variable account value” and your “fixed account value.”
•	Your “variable account value” is the value of your interest in all of the Subaccounts.
•	Your “fixed account value” is the value of your interest in the Fixed Accumulation Account.
See the Glossary of Financial Terms section of this prospectus for an explanation of how “variable account value” and “fixed account value” are calculated.
Accumulation Unit
A unit of measure used to calculate the value of a Subaccount before the Commencement Date. The value of an Accumulation Unit is referred to as the “Accumulation Unit Value.” See the Glossary of Financial Terms section of this prospectus for an explanation of how Accumulation Unit Values are calculated.
See the Glossary of Financial Terms section of this prospectus for an explanation of how “variable account value” and “fixed account value” are calculated.
Annuity Benefit
The payments that may be made as described in the Annuity Benefit section of the Certificate.
Beneficiary
The person entitled to receive any Death Benefit that is to be paid with respect to your interest in the Contract. More information about the Beneficiary is included in the Other Contract and Certificate Provisions section of the prospectus.
Benefit Unit
A unit of measure used to determine the dollar value of any variable dollar payments after the Commencement Date. The value of a Benefit Unit is referred to as the “Benefit Unit Value.” See the Calculation of Benefit Payments and the Glossary of Financial Terms section of this prospectus for additional information about Benefit Units and an explanation of how Benefit Unit Values are calculated.
See the Calculation of Benefit Payments and Glossary of Financial Terms sections of this prospectus for additional information about Benefit Units and an explanation of how Benefit Unit Values are calculated.
Certificate
The certificate of participation that evidences your interest in the Contract. This Certificate is not a contract and is not part of the Contract.
Certificate Anniversary
The date in each year that is the annual anniversary of your Certificate effective date. Your Certificate effective date is the date that your interest in the Contract took effect. Your Certificate effective date is set out on the Certificate specifications page.
Certificate Year
Each 12 month period that begins on your Certificate effective date or on a Certificate Anniversary.

Company
Annuity Investors Life Insurance Company®.
➢	The words “we” “us” and “our” in this prospectus also refer to Annuity Investors Life Insurance Company®.
Commencement Date
The Annuity Commencement Date if an Annuity Benefit is payable or the Death Benefit Commencement Date if a Death Benefit is payable.
•	Your Annuity Commencement Date is the first day of the first payment interval for which payment of an Annuity Benefit is to be made. Your Annuity Commencement Date on the Certificate Effective Date is shown on the Certificate specifications page.
•	Your Death Benefit Commencement Date is (1) the first day of the first payment interval for a Death Benefit that is paid as periodic payments or (2) the date of payment for a Death Benefit that is paid as a lump sum.
Contract
The group flexible premium deferred variable annuity contract described in this prospectus and in which you have an interest.
➢	The term “Contract” includes any riders or endorsements to the Contract, any application for the Contract, any application for a rider or an endorsement to the Contract, and any Participant applications and enrollment forms.
Death Benefit
The benefit described in the Death Benefit section of the Certificate.
Fixed Account
The Fixed Account is part of the Company’s general account. The Fixed Accumulation Account is provided through the Fixed Account.
Owner
The owner of the Contract identified on the Certificate specifications page. The Owner must be your employer or the trustee of your employer’s retirement plan.
Participant
The person identified on the Certificate specifications page who has an interest in the Contract and for whom an account is established.
➢	The words “you” and “your” in this prospectus also refer to the Participant.
Portfolio
A registered investment company or a portfolio of a registered investment company in which the corresponding Subaccount invests. The Portfolios are listed on the cover page of this prospectus.
Purchase Payment
An amount received by us for your interest in the Contract. This amount is after the deduction of applicable premium or other taxes.
Separate Account
Annuity Investors Variable Account C, which is an account that was established and is maintained by the Company.
Subaccount
A subdivision of the Separate Account. Each Subaccount invests in the shares of the corresponding Portfolio listed on the cover page of this prospectus.

Surrender Value
An amount equal to your Account Value as of the end of the applicable Valuation Period, reduced by:
•	any fees or charges that would apply upon a surrender;
•	any applicable premium tax or other taxes not previously deducted; and
•	the outstanding balance of any loans.
SEC
Securities and Exchange Commission.
Valuation Date
Each day on which the New York Stock Exchange is open for business.
Valuation Period
The period starting at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date.
Written Request
Information provided to us or a request made to us that is:
•	complete and satisfactory to us;
•	on our form or in a manner satisfactory to us; and
•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.
A Written Request may, at our discretion, be made by telephone or electronic means.
We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.

EXPENSE TABLES
These tables describe the fees and expenses you will pay when you acquire an interest in the Contract, during the time that you hold your interest in the Contract, and when you withdraw money from your interest in the Contract.
The first table describes the fees and expenses that you will pay at the time you acquire an interest in the Contract, withdraw money from your interest in the Contract, surrender your interest in the Contract, annuitize your interest in the Contract, make a transfer between investment options, or borrow money from your interest in the Contract. Premium taxes may also be deducted.
Participant Transaction Expenses

	Current	Maximum
Sales load imposed on Purchase Payments	None	None
Early withdrawal charge imposed on withdrawals and on surrender or annuitization (as a percentage of the amount withdrawn, surrendered or annuitized)	5.00%	5.00%
The charge decreases to zero after Certificate Year 5.
Transfer Fee	$25 *	$30

*	This fee currently applies to transfers in excess of 12 in any Certificate Year.

Annual Automatic Transfer Program Fee	None	$30
Annual Systematic Withdrawal Fee	None	$30
Loan Origination Fee	$50	$50
Loan Interest Spread**	3.00%	5.00%

**	The Loan Interest Spread is the difference between the amount of interest we charge you for a loan and the amount of interest we credit to that portion of your Account Value used to secure the loan. Loans are available only on certain tax qualified contracts.

The next table describes the fees and expenses that you will pay periodically during the time that you hold your interest in the Contract, not including Portfolio fees and expenses.
Annual Certificate Maintenance Fee

Annual Certificate Maintenance Fee	$30
Separate Account Annual Expenses
Separate Account annual expenses are shown as a percentage of average account value.

Mortality and Expense Risk Charge	1.00%
Administration Charge	0.15%
Total Separate Account Annual Expenses	1.15%

	Current	Maximum
Guaranteed Lifetime Withdrawal Benefit Rider Charge
Basic Rider	x.xx%	x.xx%
Rider with Enhanced Benefit	x.xx%	x.xx%
Rider with Spousal Benefit Charge	x.xx%	x.xx%
Rider with Enhanced Benefit and Spousal Benefit	x.xx%	x.xx%
Guaranteed Minimum Withdrawal Benefit Rider Charge	x.xx%	x.xx%
•	Only one of these optional Riders may be activated and in effect at any point in time.
•	Guaranteed withdrawal benefit rider charges are assessed only if you activate one of these optional Riders. Rider charges are calculated are a percentage of the Benefit Base Amount determined under the Rider. The Benefit Base Amount starts with your Account Value on the date that the Rider is activated. However, after activation, the Benefit Base Amount will not reflect income, gains, or losses in your Account Value unless you elect to reset the Benefit Base Amount.
•	After a Rider is activated, “excess withdrawals” will reduce the Benefit Base Amount by the same percentage as the percentage reduction in your Account Value.
See the Guaranteed Lifetime Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit sections of this prospectus for more information about these Riders.

The next table shows the minimum and maximum total operating expenses of the Portfolios that you may pay periodically during the time that you hold your interest in the Contract. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus of that Portfolio.
Total Annual Portfolio Operating Expenses
(expenses that are deducted from Portfolio assets, including management fees, distribution and service (12b-1) fees, acquired fund fees and expenses, and other expenses)

	Minimum	Maximum
Before any fee reduction or expense reimbursement	x.xx%	x.xx%
After contractual fee reductions and/or expense reimbursements*	x.xx%	x.xx%

*	Contractual fee reductions and/or expense reimbursements related to a Portfolio will continue for a period that ends on a specific date. The shortest period will end on [date] and the longest period will end on [date].
The information about Portfolio expenses that we used to prepare this table was provided to us by the Portfolios. We have not independently verified the Portfolio expense information. The minimum and maximum expenses shown in the table are for the year ended December 31, 2007. Actual expenses of a Portfolio in future years may be higher or lower.
The Portfolios in the Financial Investors Variable Insurance Trust (Ibbotson portfolios) and the Wilshire Variable Insurance Trust (Wilshire portfolios) are structured as “fund of funds” and invest in other investment companies (“Acquired Funds”). As a result, each Ibbotson portfolio and each Wilshire portfolio will likely incur higher expenses than funds that invest directly in securities.

Examples
These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include:
•	early withdrawal charges (described in the first table above);
•	annual certificate maintenance fee and Separate Account annual expenses (described in the second table above); and
•	Portfolio operating expenses (described in the third table above).
Your actual costs may be higher or lower than the costs shown in the examples.
Example 1: Certificate with Optional Withdrawal Benefit Rider, Optional Death Benefit Rider, and Maximum Fund Operating Expenses and Rider Charges
Assumptions:
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.
•	You activate the Guaranteed Lifetime Withdrawal Benefit with Spousal Benefit Rider when you acquire an interest in the Contract and the maximum rider charge of x.xx% is incurred.
•	The maximum Portfolio expenses before reimbursement (x.xx%) or after reimbursement (x.xx%) are incurred.
•	Table #1 assumes that you surrender or annuitize your interest in the Contract at the end of the indicated period and the applicable early withdrawal charge is incurred.
•	Table #2 assumes that you keep your interest in the Contract and leave your money in the Contract for the entire period.
Table #1: If you surrender or annuitize your interest in the Contract at the end of the period:

	1 year	3 years	5 years	10 years
Before reimbursement	$	$	$	$
After reimbursement	$	$	$	$
Table #2: If you keep your interest in the Contract and leave your money in the Contract for the entire period:

	1 year	3 years	5 years	10 years
Before reimbursement	$	$	$	$
After reimbursement	$	$	$	$

Example 2: Certificate with No Riders and Minimum Fund Operating Expenses
Assumptions:
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.
•	You do not activate either guaranteed withdrawal benefit rider at any time during the indicated period.
•	The minimum Portfolio expenses (x.xx%) are incurred.
•	Table #1 assumes that you surrender or annuitize your interest in the Contract at the end of the indicated period and the applicable early withdrawal charge is incurred.
•	Table #2 assumes that you keep your interest in the Contract and leave your money in the Contract for the entire period.
Table #1: If you surrender or annuitize your interest in the Contract at the end of the period:

1 year	3 years	5 years	10 years
$	$	$	$
Table #2: If you keep your interest in the Contract and leave your money in the Contract for the entire period:

1 year	3 years	5 years	10 years
$	$	$	$
[insert additional examples]

FINANCIAL INFORMATION
Condensed Financial Information
Because the offering and sale of the Contracts will begin as of the date of this prospectus, there is no historical condensed financial information for the Subaccounts that relates to the Contracts.
Financial Statements
The financial statements and reports of the independent registered public accounting firm of the Company and of the Separate Account are included in the Statement of Additional Information.
OVERVIEW
What is the Separate Account?
The Separate Account is an account that was established and is maintained by the Company. It is a unit investment trust registered with the SEC under the Investment Company Act of 1940.
The Separate Account is divided into Subaccounts. Each Subaccount invests in shares of the corresponding Portfolio listed on the cover page of this prospectus. If you choose a variable investment option, you are investing in a Subaccount, not directly in the corresponding Portfolio.
What Is the Contract?
The Contract is a group deferred variable annuity, which is an insurance product. It is a contract between the Owner and the Company, under which we promise to pay a stream of payments to each Participant at some future date. Like other variable annuities, it is designed to be a long-term investment, to meet retirement and other long-range goals.
The Contract offers both variable and fixed investment options to which you can allocate Purchase Payments. The value of your interest in the Contract will vary depending on the performance of the investment options you choose.
What Benefits Are Available under the Contract?

Annuity Benefit	If you annuitize your interest in the Contract, we promise to pay a stream of Annuity Benefit payments for the duration of the settlement option selected. This feature helps protect you against the possibility that you will outlive your assets.

Death Benefit	We will generally pay a Death Benefit to your Beneficiary if you die before your Annuity Commencement Date and before you surrender your interest in the Contract.

Optional Guaranteed Withdrawal Benefits	If you choose to activate the Guaranteed Lifetime Withdrawal Benefit Rider, it will provide a lifetime withdrawal benefit, up to a certain amount each benefit year.

If you choose to activate the Guaranteed Minimum Withdrawal Benefit Rider, it will provide a minimum withdrawal benefit, up to a certain amount each benefit year.

Only one of these Riders may be activated and in effect at any point in time. In addition, you cannot activate either of these Riders if in the future we are no longer issuing that Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.

If you activate one of these Riders, your investment options will be restricted. Excess Withdrawals can adversely affect the benefits provided by these Riders.

Tax Deferral	The Contract is tax-deferred. This means you pay no taxes on the interest and investment gains related to your interest in the Contract until you withdraw money from your interest in the Contract. You may transfer money from one investment option to another within the Contract without paying tax at the time of the transfer. When you withdraw money from your interest in the Contract, you will be taxed on the earnings at ordinary income tax rates. If your Contract was issued in conjunction with a retirement arrangement that provides tax deferral, the Contract will not provide additional tax-deferral and should be purchased for its other benefits and features.

What Are the Risks Related to the Contract?
•	The variable investment options to which you allocate Purchase Payments may lose value, which would cause your Account Value to decrease.
•	Claims related to the annuity, death or guaranteed withdrawal benefits are backed only by the claims paying ability of the Company.
•	An early withdrawal charge may apply if you withdraw money from your interest in the Contract or surrender or annuitize your interest in the Contract.
•	If you withdraw money from your interest in the Contract or surrender your interest in the Contract before age 59 1/2, a penalty tax may be applicable.
How Do I Acquire an Interest in the Contract?
The Owner will collect Purchase Payments by payroll deduction or otherwise and will send them to us. Additional information about the requirements that apply to Participants and Purchase Payments is included in the Purchase Payments and Allocations to Investment Options section of this prospectus.
How Do I Cancel My Certificate?
In some states, you may have the right to cancel your Certificate within a certain number of days after you receive it. Generally, you will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation. Any right to cancel is described more fully in your Certificate.
Will Any Charges or Penalties Apply to Withdrawals or upon Surrender or Annuitization?
An early withdrawal charge may apply if you make withdrawals from your interest in the Contract, surrender your interest in the Contract or annuitize your interest in the Contract at any time in the first 5 Certificate Years. This early withdrawal charge is sometimes called a deferred sales load or a surrender charge. The early withdrawal charge is described in the Fees and Charges section of this prospectus.
In addition, we will deduct the annual Certificate maintenance fee and applicable rider charges when you surrender your interest in the Contract. The Certificate maintenance fee is described in the Fees and Charges section of this prospectus. Rider charges are described in the Guaranteed Lifetime Withdrawal Benefit Rider and Guaranteed Minimum Withdrawal Benefit Rider sections of this prospectus.
If you withdraw money from your interest in the Contract or surrender your interest in the Contract before age 59 1/2, a penalty tax may be applicable. Tax consequences of a withdrawal or a surrender are described in the Federal Tax Matters section of this prospectus. The right to withdraw or surrender may be restricted under certain tax-qualified retirement arrangements.
What Fees and Charges Apply to My Interest in the Contract?
We will charge the fees and charges listed below.
•	An annual Certificate maintenance fee
•	A transfer fee for certain transfers among investment options
•	An early withdrawal charge, if applicable
•	An administration charge
•	A mortality and expense risk charge
•	Rider charges, if applicable
•	Premium taxes, if any
•	Loan origination fee, if applicable
We may reduce or waive a fee or charge as discussed in the Fees and Charges section of this prospectus. The mortality and expense risk charge may never be entirely waived.
In addition to fees and charges described in your Certificate, the Portfolios incur expenses that are passed through to you. Portfolio expenses for the fiscal year ended December 31, 2007 are described in the prospectuses and statements of additional information for the Portfolios.

How Do I Contact the Company?
Any questions or inquiries should be directed to our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771. Please include your Group Contract number, your Certificate number and your name. You may also contact us through our web site, www.gafri.com.

THE PORTFOLIOS
Overview
The Separate Account currently is divided into 43 Subaccounts. Each Subaccount invests in the corresponding Portfolio listed below. The current Portfolio prospectuses, which accompany this prospectus, contain additional information concerning the Portfolio’s investment objectives, policies and practices, its investment advisor and other service providers, and its expenses.
You should read the Portfolio prospectuses carefully before making any decision concerning the allocation of Purchase Payments to, or transfers among, the Subaccounts. For a copy of the prospectus of any Portfolio, which contains more complete information about the Portfolio, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-4523, or call us at 1-800-789-6771.
There is no assurance that the Portfolios will achieve their stated objectives. The SEC does not supervise the management or the investment policies and/or practices of any of the Portfolios.
If you choose a variable investment option, you are investing in a Subaccount, not directly in the corresponding Portfolio. Dividends and capital gains distributed by the Portfolios are not distributed to Contract owners or Participants. These dividends and capital gains are distributed to the Separate Account, reinvested in the Separate Account, and reflected in Accumulation Unit Values.
The Portfolios are available only through insurance company separate accounts and certain qualified retirement arrangements. Though a Portfolio may have a name and/or investment objectives that are similar to those of a publicly available mutual fund, and/or may be managed by the same investment advisor that manages a publicly available mutual fund, the performance of the Portfolio is entirely independent of the performance of any publicly available mutual fund. Neither the Company nor the Portfolios make any representations or assurances that the investment performance of any Portfolio will be the same or similar to the investment performance of any publicly available mutual fund.
Portfolios, Advisors and Portfolio Investment Categories

Portfolio	Advisor	Investment Category
AIM Variable Insurance Funds
AIM V.I. Capital Development Fund—Series II Shares	A I M Advisors	Mid cap growth
AIM V.I. Global Real Estate Fund—Series II Shares	A I M Advisors	Specialty—real estate
AIM V.I. International Growth Fund—Series II Shares	A I M Advisors	Foreign large cap growth
AIM V.I. Mid Cap Core Equity Fund—Series II Shares	A I M Advisors	Mid cap blend
AIM V.I. Small Cap Equity Fund—Series I Shares	A I M Advisors	Small cap blend
AllianceBernstein Variable Products Series Fund, Inc.
International Value Portfolio—Class B Shares	Alliance Bernstein	Foreign large cap value
American Century Variable Portfolios, Inc.
American Century VP Large Company Value Fund—Class II Shares	American Century Investment Management	Large cap value
American Century VP Mid Cap Value Fund—Class II Shares	American Century Investment Management	Mid cap value
American Century VP VistaSM Fund—Class I Shares	American Century Investment Management	Mid cap growth
Calamos® Advisors Trust
Calamos Growth and Income Portfolio	Calamos Advisors	Asset allocation
Davis Variable Account Fund, Inc.
Davis Value Portfolio	Davis Selected Advisers	Large cap blend
Sub-Advisor: Davis Selected Advisers-NY

Dreyfus
The Dreyfus Socially Responsible Growth Fund, Inc.—Service Shares	The Dreyfus Corporation	Large cap growth
Dreyfus Stock Index Fund, Inc.—Service Shares	The Dreyfus Corporation Index Manager: Mellon Equity Associates*	Large cap blend
Dreyfus Investment Portfolios MidCap Stock Portfolio—Service Shares	The Dreyfus Corporation	Mid cap blend
Dreyfus Variable Investment Fund Money Market Portfolio	The Dreyfus Corporation	Money market
DWS Variable Series II
DWS Global Thematic VIP—Class A Shares
Financial Investors Variable Insurance Trust
Ibbotson Balanced ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation

Portfolio	Advisor	Investment Category
Ibbotson Conservative ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation
Ibbotson Growth ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation
Ibbotson Income/Growth ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund—Class 2 Shares	Franklin Mutual Advisors	Large cap value
Franklin U.S. Government Fund—Class 2 Shares	Franklin Advisers	Intermediate term government bond
Templeton Foreign Securities Fund—Class 2 Shares	Templeton Investment Counsel	Foreign large cap value
Sub-Advisor: Franklin Templeton Investment Management

Janus Aspen Series
Janus Aspen Series Balanced Portfolio—Service Shares	Janus Capital Management	Balanced
Janus Aspen Series International Growth Portfolio—Service Shares	Janus Capital Management	Foreign large cap growth
Janus Aspen Series Large Cap Growth Portfolio—Service Shares	Janus Capital Management	Large cap growth
Janus Aspen Series Mid Cap Growth Portfolio—Service Shares	Janus Capital Management	Mid cap growth
Neuberger Berman Advisers Management Trust
Neuberger Berman AMT Guardian Portfolio—Class S Shares	Neuberger Berman Management	Large cap blend
Sub-Advisor: Neuberger Berman

Oppenheimer Variable Account Funds
Oppenheimer Balanced Fund/VA—Service Shares	OppenheimerFunds	Balanced
Oppenheimer Capital Appreciation Fund/VA—Service Shares	OppenheimerFunds	Large cap growth
Oppenheimer Global Securities Fund/VA—Service Shares	OppenheimerFunds	Large cap growth
Oppenheimer Main Street Fund®/VA—Service Shares	OppenheimerFunds	Large cap blend
Oppenheimer Main Street Small Cap Fund/VA—Service Shares	OppenheimerFunds	Small cap blend
PIMCO Variable Insurance Trust
PIMCO VIT High Yield Portfolio—Administrative Class	Pacific Investment Management Company	High yield bond
PIMCO VIT Real Return Portfolio—Administrative Class	Pacific Investment Management Company	Inflation-indexed bond
PIMCO VIT Total Return Portfolio—Administrative Class	Pacific Investment Management Company	Intermediate term bond
Van Kampen—The Universal Institutional Funds, Inc.
Van Kampen UIF Core Plus Fixed Income Portfolio—Class I Shares	Van Kampen**	Intermediate term bond
Van Kampen UIF Mid-Cap Growth Portfolio—Class I Shares	Van Kampen**	Mid cap growth
Van Kampen UIF U.S. Mid Cap Value Portfolio—Class I Shares	Van Kampen**	Mid cap value
Van Kampen UIF Value Portfolio—Class I Shares	Van Kampen**	Large cap value
Wilshire Variable Insurance Trust
Wilshire 2015 Moderate Fund	Wilshire Associates	Target maturity
Wilshire 2025 Moderate Fund	Wilshire Associates	Target maturity
Wilshire 2035 Moderate Fund	Wilshire Associates	Target maturity

*	Mellon Equity Associates is an affiliate of Dreyfus.

**	Morgan Stanley Investment Management Inc., which does business in certain instances using the name “Van Kampen,” serves as the investment advisor to the U.S. Mid Cap Value, Value and Core Plus Fixed Income Portfolios.
Each Ibbotson Portfolio and each Wilshire Portfolio listed in the table above is structured as a “fund of funds.” A “fund of funds” attempts to achieve its investment objective by investing in other investment companies (each, an “Acquired Fund”), which in turn invest directly in securities. Each Ibbotson Portfolio and each Wilshire Portfolio indirectly incurs a proportionate share of the expenses of each Acquired Fund in which it invests. As a result of this fund of funds structure, the Ibbotson Portfolios and the Wilshire Portfolios will likely incur higher expenses than funds that invest directly in securities.

PURCHASE PAYMENTS AND ALLOCATIONS TO INVESTMENT OPTIONS
Overview
The Contract is available for tax-qualified and non-tax-qualified retirement arrangements. The terms of the applicable retirement arrangement will determine whether an individual can become a Participant and hold an interest in the Contract. You should contact the Owner for additional information about this retirement arrangement.
•	If we issued the Contract in connection with a tax-qualified retirement arrangement, you must be between the ages of 18 and 85 on your Certificate effective date.
•	If we issued the Contract in connection with a non-tax-qualified retirement arrangement, you must be between the ages of 0 and 85 on your Certificate effective date.
To determine if you are eligible to acquire an interest in the Contract, we will use your age as of your last birthday.
We will allocate Purchase Payments to the available Subaccounts and the Fixed Accumulation Account according to your instructions. You can control the allocation of investments through transfers or through the following investment programs offered by the Company: dollar cost averaging, portfolio rebalancing, and interest sweep. These programs and telephone, facsimile and Internet transfer procedures are described in the Transfers section of this prospectus.
Purchase Payments
Purchase Payments will be collected by payroll deduction or otherwise. The Owner is responsible for collecting Purchase Payments and sending them to us.
We must receive the initial Purchase Payment for your interest in the Contract on or before the Certificate effective date. We must receive each other Purchase Payment related to your interest in the Contract on or before the earliest of:
•	your Annuity Commencement Date;
•	a death for which a Death Benefit is payable with respect to your interest in the Contract; or
•	the date that your interest in the Contract is surrendered.
Current Restrictions on Purchase Payment Amounts

Minimum amounts	Tax Qualified Contract	Any Other Contract
Minimum initial Purchase Payment	$ 50	$ 100
Minimum additional Purchase Payment	$ 50	$ 100
Maximum amounts	Tax Qualified Contract	Any Other Contract
Maximum single Purchase Payment	$1,000,000 or Company approval	$1,000,000 or Company approval
We reserve the right to increase or decrease the minimum and maximum Purchase Payment amounts, at our discretion and at any time, where permitted by law.
Processing of Purchase Payments
We will apply the initial Purchase Payment for you to your account using the following rules.
•	If your enrollment form is in good order, we will apply the initial Purchase Payment within 2 business days of receipt of the Purchase Payment.
•	If your enrollment form is not in good order, we will attempt to get the enrollment form in good order within 5 business days. If the enrollment form is not in good order at the end of 5 business days, we will inform you of the reason for the delay in processing the Purchase Payment and that the Purchase Payment will be returned immediately unless you specifically agree that we may keep the Purchase Payment until the enrollment form is in good order. Once the enrollment form is in good order, we will apply the Purchase Payment within 2 business days.
We will apply each additional Purchase Payment for you to your account as of the Valuation Date on which we receive the Purchase Payment and any related allocation instructions in good order. If any portion of the additional Purchase Payment is allocated to a Subaccount, we will apply it at the next Accumulation Unit Value calculated after we receive the Purchase Payment and related allocation instructions in good order.

Allocations to Investment Options
You can allocate Purchase Payments in whole percentages to any of the available Subaccounts or the Fixed Accumulation Account. Allocation instructions must be made by Written Request.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Current Restrictions on Allocations

Minimum Allocations

Minimum allocation to any Subaccount	$10

Minimum allocation to Fixed Accumulation Account	$10

Allocation During Right to Cancel Period	No current restrictions. If you have a right to cancel your Certificate under applicable state law, we reserve the right to require that Purchase Payment(s) be allocated to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period.

If you exercise your right to cancel your Certificate and we have allocated your Purchase Payment(s) to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period, we will refund the greater of the Purchase Payments(s) or your Account Value, without deduction of an early withdrawal charge.

Allocation When Withdrawal Benefit Rider Active	If you activate either of the optional guaranteed withdrawal benefit riders, your allocations will be limited to certain designated Subaccounts.
We may, in our sole discretion, restrict or prohibit allocations to Subaccounts or the Fixed Accumulation Account from time to time on a nondiscriminatory basis. If, at any time after your Account Value first reaches $2,000, the amount allocated by you to an investment option is less than $500, we reserve the right to transfer the amount to your other investment options. Such a transfer will be in the same proportion as each of the other option’s value is to your total Account Value, as of the end of the Valuation Period that precedes the transfer, less the amount transferred.
Subaccount Options
A list of the currently available Subaccounts is included in the Portfolios section of this prospectus. Interests in the Subaccounts are securities registered with the SEC. You bear the risk of investment gain or loss on amounts allocated to the Subaccounts.
Fixed Accumulation Account
The currently available fixed investment option is the Fixed Accumulation Account. Interests in the Fixed Accumulation Account are not securities and are not registered with the SEC. We guarantee amounts allocated to the Fixed Accumulation Account and the interest credited on those amounts so long as those amounts remain in the Fixed Accumulation Account.
Amounts allocated to the Fixed Accumulation Account will receive a stated rate of interest of at least 1% per year. We may from time to time pay a higher current interest rate for the Fixed Accumulation Account.
The interest rate credited to each Purchase Payment allocated to the Fixed Accumulation Account will not be changed for at least 12 months following the date on which we receive the Purchase Payment. Thereafter, it will not be changed more frequently than once per calendar quarter. The interest rate credited to amounts that you transfer to the Fixed Accumulation Account will not be changed more frequently than once per calendar quarter.
Your Certificate contains more information about the Fixed Accumulation Account, including information about how and when interest rates are determined and changed and how and when interest is credited to amounts allocated to the Fixed Accumulation Account.

FEES AND CHARGES
Fees and Charges by the Company
We assess two types of fees and charges.
•	We assess fees and charges to your interest in the Contract, which are reflected in your Account Value, but not in Accumulation Unit Values or Benefit Unit Values. These fees and charges are the annual Certificate maintenance fee, transfer fees, early withdrawal charges, guaranteed withdrawal benefit rider charges, and premium taxes, as applicable.
•	We also assess charges against the Separate Account. These charges are reflected in the Accumulation Unit Values and Benefit Unit Values. These charges are the administration charge and the applicable mortality and expense risk charge.
Except as described below, we will never charge more to your interest in the Contract than the fees and charges described below, even if our actual expenses exceed the total fees and charges collected. If the fees and charges that we collect exceed the actual expenses that we incur, the excess will be profit to us and will not be returned to you.
In the tables below, the term “net asset value” means the amount computed by a Portfolio as the price at which the Portfolio’s shares are purchased and redeemed. It is computed no less frequently than each Valuation Period.
Certificate Maintenance Fee
The Certificate Maintenance Fee offsets expenses that we incur in issuing the Certificates and the Contracts and in maintaining the Certificates, the Contracts and the Separate Account.

Amount of Fee	$30.00 per year.

When Assessed	• Before the Commencement Date, we deduct this fee as of the Valuation Period after each Certificate Anniversary that the Certificate is in effect.

• After the Commencement Date, we deduct a portion of the annual fee from each payment.

• We also deduct the full annual fee at the time of a surrender.

Assessed Against What	Amounts invested in the Subaccounts and in the Fixed Accumulation Account.

• Before the Commencement Date, we deduct this fee pro rata from each investment option in which you have an interest at that time.

• After the Commencement Date, we deduct a pro rata portion of the annual fee from each payment.

Waivers	• Before the Commencement Date if your Account Value is at least $50,000 on the date the fee is due.

• After the Commencement Date if the amount applied to a variable dollar benefit is at least $50,000.

• After the Commencement Date where required to satisfy state law.

• In our discretion where we incur reduced sales and servicing expenses.

Transfer Fee
The Transfer Fee offsets costs that we incur in administering the Certificates and the Contracts.

Amount of Fee	• $25 for each transfer in excess of 12 in any Certificate Year.

•   We reserve the right to change the amount of this fee at any time or the number of transfers that can be made without incurring the transfer fee. The maximum amount of the fee that we would impose on a transfer is $30.

When Assessed	Before the Commencement Date.

Assessed Against What	Deducted from amount transferred.

Waivers	Currently, the transfer fee does not apply to transfers associated with the dollar cost averaging, interest sweep and portfolio rebalancing programs. Transfers associated with these programs do not count toward the 12 free transfers permitted in a Certificate Year. We reserve the right to eliminate this waiver at any time. We also reserve the right to charge fees for automatic transfer and systematic withdrawal programs described in this prospectus, if we determine, in our discretion, that such charges are necessary to offset the costs of administering the programs.
Early Withdrawal Charge
The Early Withdrawal Charge offsets costs that we incur in the sale of the Contracts and interests in the Contracts, including commissions paid to broker dealers and securities representatives and sales literature costs.

Amount of Charge	Up to 5% of the amount withdrawn, surrendered or annuitized.

Certificate Year	Early Withdrawal Charge
Year 1	5.00%
Year 2	4.00%
Year 3	3.00%
Year 4	2.00%
Year 5	1.00%
Year 6 and after	None

When Assessed	On withdrawals, surrender or annuitization of your interest in the Contract in Certificate Years 1 through 5.

Assessed Against What	Amount withdrawn, surrendered or annuitized.

Waivers	• If you have separated from service.

• If the Contract has been in force for xx years or more.

➢ See the Waiver of Early Withdrawal Charges section of this prospectus for more information.
•   If Annuity Benefit payments are to be made for life or over a fixed period of at least 10 years.

•   Under other special circumstances described in the Waiver of Early Withdrawal Charges section of this prospectus.

• In our discretion where we incur reduced sales and servicing expenses.

• Where required to satisfy federal or state law.

Administration Charge
The Administration Charge offsets expenses that we incur in administering the Certificates, the Contracts and the Separate Account.

Amount of Charge	Daily charge equal to 0.000411% of the daily net asset value for each Subaccount, which corresponds to an annual effective rate of 0.15%.

When Assessed	Before the Commencement Date and, if variable dollar payments are to be made, after the Commencement Date.

Assessed Against What	Amounts invested in the Subaccounts. This charge does not apply to the Fixed Accumulation Account.

Waivers	May be waived or reduced in our discretion where we incur reduced sales and servicing expenses.
Mortality and Expense Risk Charge
The Mortality and Expense Risk Charge compensates us for assuming mortality and expense risks under the Contract.
•	We assume mortality risks because we are obligated under the Certificates and the Contracts to make Annuity Benefit payments and Death Benefit payments.
•	We assume expense risks because our actual expenses in administering the Certificates, the Contracts and the Separate Account could exceed the amount recovered through the Certificate maintenance fees, transfer fees and administration charges.

Amount of Charge	Daily charge equal to 0.002754% of the daily net asset value for each Subaccount, which corresponds to an effective annual rate of 1.00%.

When Assessed	Before the Commencement Date.

Assessed Against What	Amounts invested in the Subaccounts. This charge does not apply to the Fixed Accumulation Account.

Waivers	May be waived or reduced in our discretion where we incur reduced sales and servicing expenses.
Guaranteed Lifetime Withdrawal Benefit Rider Charge
The Guaranteed Lifetime Withdrawal Benefit Rider Charge offsets expenses that we incur in administering the Rider and compensates us for assuming the mortality and expense risks under the Rider.

Amount of Charge	Basic Rider
Annual charge equal to x.xx% of the Benefit Base Amount.
Rider with Enhanced Benefit
Annual charge equal to x.xx% of the Benefit Base Amount.
Rider with Spousal Benefit
Annual charge equal to x.xx% of the Benefit Base Amount.
Rider with Enhance Benefit and Spousal Benefit
Annual charge equal to x.xx% of the Benefit Base Amount.

We may change the Rider charge for your Rider at any time or times that you reset the Benefit Base Amount or you take an Excess Withdrawal. We may also change the Rider charge for your Rider if the Spousal Benefit is not in effect and the Insured’s spouse becomes the owner or successor owner of your interest in the Contract. The annual charge for any version of the Rider will never exceed x.xx% of the Benefit Base Amount.

When Assessed	• Annually at the end of each Certificate Year that the Rider is in effect.

• Upon termination of the Rider, we will assess a prorated charge.

Assessed Against What	Account Value.

Guaranteed Minimum Withdrawal Benefit Rider Charge
The Guaranteed Minimum Withdrawal Benefit Rider Charge offsets expenses that we incur in administering the Rider and compensates us for assuming the mortality and expense risks under the Rider.

Amount of Charge	Annual charge equal to x.xx% of the Benefit Base Amount.

We may change the Rider charge for your Rider at any time or times that you reset the Benefit Base Amount or you take an Excess Withdrawal. We may also change the Rider charge for your Rider if your spouse becomes the owner or successor owner of your interest in the Contract. The annual charge for the Rider will never exceed x.xx% of the Benefit Base Amount.

When Assessed	• Annually at the end of each Certificate Year that the Rider is in effect.

• Upon termination of the Rider, we will assess a prorated charge.

Assessed Against What	Account Value.
Daily Charges in Leap Years
Because the administration charge and the mortality and expense risk charge are assessed on a daily basis, the effective annual rate of these charges may be slightly higher in leap years.
Premium Taxes
Currently some state governments impose premium taxes on annuities. These taxes currently range from zero to 3.5% depending upon the jurisdiction. A federal premium tax has been proposed but not enacted. We will deduct any applicable premium taxes from the Purchase Payments or your Account Value at the time that the tax is imposed.
Loan Origination Fee and Interest
If loans are available under your Certificate and you borrow money under the loan provisions, we will charge a loan origination fee of $50 for each loan. The loan origination fee offsets expenses that we incur in setting up and administering the loan. We will deduct the loan origination fee from the amount that you borrow. We reserve the right to change the amount of this fee at any time. The maximum loan origination fee that we would charge is $50 for each loan.
We will also charge interest on these loans. In addition, we may require you to hold the amount necessary to secure all loans under your Certificate (“collateral amount”) in the Fixed Accumulation Account. The collateral amount held in the Fixed Accumulation Account will earn a fixed rate of interest. The difference between the amount of interest we charge on a loan and the amount of interest we credit to the collateral amount is called the “loan interest spread.” The current “loan interest spread” is 3%. The maximum “loan interest spread” is 5%.
Expenses of the Portfolios
In addition to fees and charges by the Company, each Portfolio incurs management fees and other expenses that are described in the prospectus and statement of additional information for the Portfolio. Portfolio expenses, like Separate Account expenses, are reflected in Accumulation Unit Values and Benefit Unit Values.
Waiver of Early Withdrawal Charges
Waivers After Separation from Service
•	We will waive the early withdrawal charges that would otherwise apply if, at the time that you withdraw money from your interest in the Contract or surrender or annuitize your interest in the Contract
•	you have separated from service.
Waivers Related to Duration of Contract
We will also waive the early withdrawal charges that would otherwise apply if, at the time that you withdraw money from your interest in the Contract or surrender or annuitize your interest in the Contract, the Contract has been in force for xx years or more.

Waivers for Certain Annuitizations
We will waive the early withdrawal charges that would otherwise apply if you annuitize your interest in the Contract for life or for a fixed period of at least 10 years.
Extended Care Waiver
We will waive the early withdrawal charge that would otherwise apply if:
•	your Certificate is modified by the Extended Care Waiver Rider;
•	you are confined in a long-term care facility or hospital;
•	the confinement is prescribed by a physician and is medically necessary;
•	the first day of the confinement is at least one year after the Certificate effective date; and
•	the confinement has continued for a period of at least 90 consecutive days.
Please see the rider for a complete explanation of the applicable terms and conditions. You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or surrender. There is no charge for this rider, but it may not be available in all states.
Terminal Illness Rider
We will waive the early withdrawal charge that would otherwise apply if:
•	your Certificate is modified by the Waiver of Early Withdrawal Charges upon Terminal Illness Rider;
•	you are diagnosed with a terminal illness by a physician;
•	as a result of the terminal illness, you have a life expectancy of less than 12 months from the date of diagnosis; and
•	the diagnosis is rendered by a physician more than 1 year after the Contract effective date.
Please see the rider for a complete explanation of the applicable terms and conditions. You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or surrender. This waiver is in lieu of, and not in addition to, the free withdrawal privilege. There is no charge for this rider, but it may not be available in all states.
Disability Waiver
If the Social Security Administration determines, after the Certificate effective date and before the applicable withdrawal or surrender, that you are “disabled” as that term is defined in the Social Security Act of 1935, as amended, we will waive the early withdrawal charges that would otherwise apply.
Additional Information about Waivers
Discretionary Reductions or Waivers of Fees or Charges
We may reduce or waive the standard fees and charges that we assess under the Contract due to reduced sales and servicing expenses and/or negotiations between the Owner and us. To determine if we will reduce or waive a fee or charge, in part or in full, we will look at the relevant factors including, but not limited to, the group size, expense efficiency, Purchase Payment flow, and any prior or existing relationship with us. In no event will we waive a charge where the waiver would be unfairly discriminatory to any person.
State Limitations
In some states, our ability to waive fees and charges may be limited by applicable laws, regulations or administrative positions.

TRANSFERS
Transfers
Before the Commencement Date, you may transfer amounts among Subaccounts and/or between Subaccounts and the Fixed Accumulation Account. If you activate the Guaranteed Lifetime Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit Rider, transfers will be limited to certain designated Subaccounts.
A transfer is effective on the Valuation Date during which we receive the request for transfer. We will process transfers to or from a Subaccount at the next Accumulation Unit Value calculated after we receive the transfer request in good order.
We may, in our sole discretion, restrict or prohibit any type of transfer or the availability of any Subaccount or the Fixed Accumulation Account on a nondiscriminatory basis. We may modify our transfer procedures at any time and at our sole discretion. If the amount allocated by you to a Subaccount is less than $500, we reserve the right to transfer the amount to the other Subaccounts and the Fixed Accumulation Account. If the amount allocated by you to the Fixed Accumulation Account is less than $500, we reserve the right to transfer the amount to the Subaccounts. If we exercise this right, the transfer will be in the same proportion as each of your other investment option’s value is to your total Account Value, as of the end of the Valuation Period that precedes the transfer, less the amount transferred.
Current Restrictions on Transfer from the Subaccounts
Each transfer from a Subaccount must be at least $500 or the balance of your interest in the Subaccount, if less than $500.
Current Restrictions on Transfers to and from the Fixed Accumulation Account
Minimum Transfer Amount. Each transfer from the Fixed Accumulation Account must be at least $500 or the balance of your interest in the Fixed Accumulation Account, if less.
Maximum Transfer Amount. Transfers from the Fixed Accumulation Account during a Certificate Year may not exceed the greater of 20% of your fixed account value as of the most recent Certificate Anniversary or $1,000. Due to this restriction, it may take a number of years to transfer your interest in the Fixed Accumulation to Subaccounts.
Timing Restrictions.
•	You may not transfer amounts from your interest in the Fixed Accumulation Account during the first Certificate Year.

•	You may transfer amounts from your interest in the Fixed Accumulation Account only during the 30-day period following a Certificate Anniversary.

•	Amounts transferred from your interest in the Fixed Accumulation Account to Subaccounts may not be transferred back to the Fixed Accumulation Account for a period of 12 months from the date of the original transfer.
These restrictions on transfers to and from the Fixed Accumulation Account do not apply to:
•	transfers made in connection with activating the Guaranteed Lifetime Withdrawal Benefit rider or the Guaranteed Minimum Withdrawal Benefit rider; or

•	transfers made in connection with the dollar cost averaging, portfolio rebalancing or interest sweep programs.
How to Request a Transfer
Currently, you may make a transfer request by any of the following methods:
•	by Written Request;

•	by telephone at 1-800-789-6771;

•	by facsimile at 513-412-3766; or

•	over the Internet through our web site at www.gafri.com.

➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.

All transfer requests must comply with the terms of the Contract and your Certificate. We accept transfer instructions once each Valuation Period. Once instructions have been accepted, they may not be rescinded; however, new instructions may be given the following Valuation Period.
You may place transfer requests by telephone, by facsimile or over the Internet between 9:30 a.m. and 4:00 p.m. Access to these alternate methods of placing transfer requests, particularly through our web site, may be limited or unavailable during periods of peak demand, system upgrading and maintenance, or for other reasons. We may withdraw the right to make transfers by telephone, facsimile or over the Internet upon 10 days’ written notice to affected Contract Owners.
We will employ reasonable procedures to determine that telephone, facsimile or Internet instructions are genuine. If we do not employ such procedures, we may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions or requiring use of a unique password or other identifying information.
We will not be liable for complying with transfer instructions that we reasonably believe are genuine, or for any loss, damage, cost or expense in acting on such instructions. In addition, we will not be liable for refusing to comply with transfer instructions that we reasonably believe are not genuine, or for any loss, damage, cost or expense for failing to act on such instructions. You or the person controlling payments will bear the risk of such loss.
Automatic Transfer Programs
Before the Commencement Date, we offer the automatic transfer services described below. These programs may not be available under all retirement arrangements. For additional information about the availability of the programs, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
To enroll in one of these programs, you will need to complete the appropriate authorization form, which you can obtain from us by calling 1-800-789-6771. There are risks involved in switching among the investment options available under the Contract.
Currently, the transfer fee does not apply to dollar cost averaging, portfolio rebalancing, or interest sweep transfers, and transfers under these programs will not count toward the 12 transfers permitted under the Certificate without a transfer fee charge.

Minimum Account and
Service	Description	Transfer Requirements	Limitations/Notes
Dollar Cost Averaging Dollar cost averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. You should consider your financial ability to continue dollar cost averaging transfers through periods of changing price levels.
Automatic transfers from the money market Subaccount to any other Subaccount(s), or automatic transfers from the Fixed Accumulation Account to any Subaccount(s).
	You may select monthly or quarterly transfers under this program.	Source of funds must be at least $10,000. Minimum transfer is $500. When balance of source of funds falls below $500, entire balance will be allocated according to dollar cost averaging instructions.	Dollar cost averaging transfers may not be made to the Fixed Accumulation Account. Dollar cost averaging transfers will take place on the last Valuation Date of each calendar month or quarter.

Portfolio Rebalancing Portfolio rebalancing does not guarantee profits or prevent losses in a declining market.	Automatic transfers among the Subaccounts and the Fixed Accumulation Account to maintain the percentage allocations that you have selected.	Minimum Account Value of $10,000.	Transfers will take place on the last Valuation Date of each calendar quarter.

Portfolio rebalancing will not be available if the dollar cost averaging program or an interest sweep from the Fixed Accumulation Account is being utilized.

Interest Sweep	Automatic transfers of the income from the Fixed Accumulation Account to any Subaccount(s).	Balance of the Participant’s interest in the Fixed Accumulation Account must be at least $5,000.
		Amounts transferred under the interest sweep program will reduce the 20% maximum transfer amount otherwise allowed.	Interest sweep transfers will take place on the last Valuation Date of each calendar quarter.
Changes in or Termination of Automatic Transfer Programs
You may change any automatic transfer instructions that are in place or may terminate your participation in any of the automatic transfer programs at any time. To change your instructions or to terminate your participation, you must send us a Written Request by U.S. or overnight mail or by facsimile at 513-412-3766. You must give us at least 30 days’ notice to change any automatic transfer instructions that are already in place or to terminate your participation in an automatic transfer program.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
We may terminate, suspend or modify any aspect of the automatic transfer programs described above without prior notice to you, as permitted by applicable law.
We may also impose an annual fee for participation in an automatic transfer program or increase the current annual fee, as applicable, in such amount(s) as we may then determine to be reasonable. The maximum amount of the annual fee that we would impose for participating in each automatic transfer program is $30.
Transfer Restrictions Related to Active Trading Strategies
Neither the Contract nor the underlying Portfolios are designed to support active trading strategies that involve frequent movement between or among Subaccounts (sometimes referred to as “market-timing” or “short-term trading”). Persons who intend to use an active trading strategy should consult a financial advisor and request information on variable annuity contracts that offer underlying Portfolios designed specifically to support active trading strategies.

We have implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. Appendix C to this prospectus contains more information about these processes and restrictions. For example, under our policies, if a Participant engages in more than 12 transfer events in one Certificate Year, we will require him or her to submit transfer requests via regular first-class U.S. mail for the remainder of that Certificate Year.
Appendix C to this prospectus contains more information about these process and restrictions.

WITHDRAWALS AND SURRENDERS
Withdrawals
You may take withdrawals from your interest in the Contract at any time before the earliest of:
•	your Annuity Commencement Date;

•	a death for which a Death Benefit with respect to your interest in the Contract is payable; or

•	the date that your interest in the Contract is surrendered.
Withdrawals must be made by Written Request.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
The amount available for withdrawal will be your Surrender Value as of the end of the Valuation Period in which we receive your withdrawal request. This amount may be limited by tax law or employer plans restrictions on withdrawals. The amount of each withdrawal must be at least $500. No withdrawal can be made that would reduce your Surrender Value to less than $500. Benefit payments under the Guaranteed Lifetime Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit Rider are exempt from these limits. The $500 minimum does not apply to withdrawals made under a systematic withdrawal program.
A withdrawal will result in the cancellation of Accumulation Units from each of the applicable Subaccounts and/or a reduction in the value of your interest in the Fixed Accumulation Account. Unless the Written Request states otherwise, the reduction in each Subaccount and the Fixed Accumulation Account will be in the same proportion as the reduction in your total Account Value. If you wish to specify the investment options from which the withdrawal is to be taken and the amount to be taken from each specified investment option, you must include this information in the Written Request.
A withdrawal is effective on the Valuation Date during which we receive the Written Request for withdrawal in good order. A withdrawal that results in the cancellation of Accumulation Units will be processed at the next Accumulation Unit Value calculated after we receive the Written Request in good order.
An amount paid on a withdrawal may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law. If you take a withdrawal before age 59 1/2, a penalty tax may be applicable. Generally the penalty tax is 10% of the amount withdrawn or surrendered (25% for certain SIMPLE IRAs).
If you have activated the Guaranteed Lifetime Withdrawal Benefit rider or the Guaranteed Minimum Withdrawal Benefit rider, then withdrawals may adversely affect the benefits under that rider.
See the Guaranteed Lifetime Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit sections of this prospectus for additional information about the effect of withdrawals on the rider benefits.
Surrenders
You may surrender your interest in the Contract in full at any time before the earlier of:
•	your Annuity Commencement Date; or

•	a death for which a Death Benefit with respect to your interest in the Contract is payable.
A surrender must be made by Written Request.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
A full surrender will terminate your interest in the Contract including any applicable riders. The amount available for surrender will be your Surrender Value at the end of the Valuation Period in which the Written Request for surrender is received by us

A surrender is effective on the Valuation Date during which we receive the Written Request for surrender in good order. A surrender that results in the cancellation of Accumulation Units will be processed at the next Accumulation Unit Value calculated after we receive the Written Request in good order.
An amount paid on a surrender may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law. If you surrender your interest in the Contract before age 59 1/2, a penalty tax may be applicable. Generally the penalty tax is 10% of the amount withdrawn or surrendered (25% for certain SIMPLE IRAs).
Deferral of Payment
We have the right to suspend or delay the date of payment of a withdrawal or surrender from the Subaccounts at certain times. We may do this for any period:
•	when the New York Stock Exchange is closed or when trading on the New York Stock Exchange is restricted;

•	when the SEC determines that an emergency exists as a result of which the disposal of securities in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or

•	when the SEC permits a suspension or delay in payment for the protection of security holders.
As permitted under certain state laws, we also reserve the right to delay the processing and payment of a withdrawal or surrender from the Fixed Accumulation Account. We may delay processing and payment for up to 6 months after we receive your Written Request for a withdrawal or surrender from your interest in the Fixed Accumulation Account. If we delay processing and payment, we will comply with applicable state law.
Systematic Withdrawal
Before your Annuity Commencement Date, you may elect to automatically withdraw money from your interest in the Contract. Your Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that can be withdrawn is $100.
You may begin or discontinue systematic withdrawals at any time by Written Request. You must give us at least 30 days’ notice to change any systematic withdrawal instructions that are currently in place. We reserve the right to discontinue offering systematic withdrawals at any time.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Currently, we do not charge a fee to participate in a systematic withdrawal program. However, we reserve the right to impose an annual fee in such amount as we may then determine to be reasonable for participation in the systematic withdrawal program. If imposed, the fee will not exceed $30 annually.
Before electing a systematic withdrawal program, you should consult with a financial advisor. Systematic withdrawal is similar to annuitization, but will result in different taxation of payments and potentially a different amount of total payments over the life of your Certificate than if annuitization were elected. An early withdrawal charge may apply to a withdrawal made under a systematic withdrawal program.
Systematic withdrawals may not be available under all retirement arrangements. For more information about a systematic withdrawal program, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771.

GUARANTEED LIFETIME WITHDRAWAL BENEFIT
Introduction
We offer a Guaranteed Lifetime Withdrawal Benefit through a rider (the “Rider”) to your Certificate. If you choose to activate the Rider, it will provide guaranteed withdrawal rights for the life of the Insured. You will be entitled to take withdrawals from your interest in the Contract equal to the Benefit amount even if the value of your interest in the Contract is zero.
➢	The Rider may not be available in all states or under all retirement arrangements. For additional information about the availability of the Rider, contact us at our Administrative Office, P.O. Box 5423, Cincinnati OH 45201-5423, 1-800-789-6771.
An Excess Withdrawal, as defined below, will reduce the Benefit available under the Rider and may increase the Rider charges.
Definitions
✓	Benefit

A guaranteed withdrawal benefit that is available under the Benefits section of the Rider.

✓	Benefit Base Amount

The amount on which Benefit payments and Rider charges are based.

✓	Benefit Start Date

The first day that a Benefit under the Rider is to be paid.

✓	Designated Subaccount

Each Subaccount that we designate from time to time to hold funds on which Benefits may be based.

✓	Enhanced Benefit

When elected, an additional Benefit available as set out in the Enhanced Benefit provision of the Rider.

✓	Excess Withdrawal

Each withdrawal from your interest in the Contract on or after the Rider Effective Date except:
1)	a withdrawal to pay Rider charges; or

2)	a withdrawal to pay Rider Benefits.
✓	Insured

The person whose lifetime is used to measure the Benefits under the Rider. You are the Insured on the Rider Issue Date.

The Insured cannot be changed after the Rider Issue Date. There is one exception to this rule. If the person who is your spouse on the Rider Issue Date becomes the sole owner or successor owner of your interest in the Contract before the Benefit Start Date, then that spouse will become the Insured.

✓	Required Minimum Distribution

The amount, if any, that is required to be distributed from your interest in the Contract for the current calendar year under Section 401(a)(9) of the Internal Revenue Code or similar provisions of federal tax law to the extent applicable to your interest in the Contract.
•	For purposes of the Rider, this amount will be computed based on the values of your interest in the Contract without considering any other annuity or tax-qualified account. It will be reduced by all prior withdrawals or Benefit payments from your interest in the Contract made in such calendar year.

•	For purposes of the Rider, we may choose to compute this amount disregarding changes in the federal tax law after the Rider Issue Date that would increase it. We will notify you if we make this choice.
✓	Reset Date
Each of the following dates is a Reset Date:

1)	the Rider Effective Date;

2)	a Certificate Anniversary on which you elect to reset the Benefit Base Amount;

3)	any date before the Benefit Start Date on which ownership of the Insured’s interest in the Contract is transferred to the spouse of the Insured if a Spousal Benefit is not in effect and your Account Value is less than the Benefit Base Amount; and

4)	any date before the Benefit Start Date that would have been the Death Benefit Valuation Date if a Spousal Benefit is not in effect and the spouse of the Insured becomes the successor owner of the Insured’s interest in the Contract.
✓	Rider Effective Date The Certificate Effective Date or Certificate Anniversary on which you activate the Rider.

✓	Rider Issue Date

The date that the Rider is issued with or is added to your Certificate. The Rider Issue Date is set out on the Rider Specifications Page.

✓	Spousal Benefit

When elected, a Benefit that may be available for the life of the Spouse if the Insured dies after the Benefit Start Date. If you wish to add the Spousal Benefit to the Rider, you must elect this benefit at the time that you activate the Rider.

✓	Spouse

The person who is the spouse of the Insured as of the Benefit Start Date.
•	A person will cease to be considered the Spouse at any time that the marriage of the Insured and that person is terminated other than by the Insured’s death.

•	A new Spouse cannot be substituted after the Benefit Start Date.
✓	Written Request

Information provided to us or a request made to us that is:
•	complete and satisfactory to us;

•	on our form or in a manner satisfactory to us; and

•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.

To obtain one of our forms, contact us at the above address, or call us at 1-800-789-6771.

A Written Request may, at our discretion, be made by telephone or electronic means.

We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.
Activation of the Rider
You may elect to activate the Rider on the Certificate effective date or on any Certificate Anniversary. To activate the Rider, you must make a Written Request before the date on which the Rider is to take effect. The Rider is not effective until you activate it.
At the time of activation, you may elect to activate:
•	the Enhanced Benefit;

•	the Spousal Benefit; or

•	both the Enhanced Benefit and the Spousal Benefit.
Once the Rider is activated, you may not participate in the dollar cost averaging or interest sweep programs otherwise available under the Contract.
You may not activate the Rider if:
•	you are the Insured and you are age 86 or older;

•	another person is the Insured and that person is age 86 or older;
•	you have not allocated or transferred your Account Value to the Designated Subaccounts;
•	you have activated the Guaranteed Minimum Withdrawal Benefit Rider and it is in effect;
•	an event has occurred that would terminate the Rider; or
•	we are no longer issuing the Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.
➢	Reminder: Generally, the individual who owns the Contract is the Insured.
We will notify you if we stop issuing the Rider and prohibit further activations. You may decline the Rider at any time by Written Request.
Required Allocations to Designated Subaccounts
On the Rider Effective Date, your Account Value must be held in one or more Designated Subaccount(s) that you select.
If at that time any part of your Account Value is held in some other Subaccount or the Fixed Accumulation Account, we will reject your request to activate the Rider and you will not be able to activate the Rider until the following Certificate Anniversary.
After the Rider Effective Date, you may transfer your Account Value only among the Designated Subaccounts.
The Designated Subaccounts are:
•	Ibbotson Balanced ETF Asset Allocation Portfolio-Class II
•	Ibbotson Conservative ETF Asset Allocation Portfolio-Class II
•	Ibbotson Growth ETF Asset Allocation Portfolio-Class II
•	Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II
We reserve the right to change the Designated Subaccounts. If you have activated the Rider and it is in effect, any such change will not require a transfer of existing funds; however, such a change would prevent future allocation and transfers to a Subaccount that is no longer a designated Subaccount. We will send you a written notice of any change in the Designated Subaccounts.
These allocation rules do not apply to amounts held as collateral for a loan under the Contract. The rules applicable to loan collateral are explained in “Rider Provisions Related to Loans” section below.
➢	Additional information about the Designated Subaccounts is located in The Portfolios section and Appendix B of this prospectus. Additional information about how to transfer between investment options is located in the Transfers section of this prospectus.

Rider Charge
If you activate the Rider, there is a charge for the Rider for each Certificate Year that the Rider is in effect. The Rider charge for a Certificate Year is a percentage of the Benefit Base Amount. The current Rider charge rates are shown below.

	Basic Rider		Rider with Spousal Continuation
	Current	Maximum	Current	Maximum
Standard Benefit	x.xx%	x.xx%	x.xx%	x.xx%
Enhanced Benefit	x.xx%	x.xx%	x.xx%	x.xx%
For purposes of calculating the Rider charge, we will determine the Benefit Base Amount as of the date immediately before the date that we assess the charge. We will assess the Rider charge for a Certificate Year at the end of that Certificate Year. We will also assess a prorated portion of the Rider charge for a Certificate Year upon surrender of your interest in the Contract or other termination of the Rider.
We will take the Rider charge by withdrawing amounts proportionally from the Designated Subaccounts to which you have allocated your Account Value at the time the charge is taken. No early withdrawal charge or other charge or fee will be deducted on account of a withdrawal to pay Rider charges.
We may change the charge for your Rider at any time or times that:
•	you activate the Rider on a date other than the Rider Issue Date;
•	you elect to reset the Benefit Base Amount;
•	you take an Excess Withdrawal; or
•	your spouse becomes the owner or successor owner of your interest in the Contract if the Spousal Benefit is not in effect.
The Rider charge will never exceed x.xx% of the Benefit Base Amount. If we change the Rider charge, the new Rider charge may apply to any Certificate Year for which we have not yet assessed the charge.
We will permanently waive the Rider charge once your Account Value is fully depleted directly as a result of withdrawals for Benefit payments and Rider charges.
Benefit Start Date
To begin taking the lifetime withdrawal Benefit, you must first designate a Benefit Start Date.
•	If you are the Insured, you must be at least 55 years old on the Benefit Start Date.
•	If another person is the Insured, that person must be at least 55 years old on the Benefit Start Date.
•	If a Spousal Benefit is in effect, both the Insured and the Spouse must be at least 55 years old on the Benefit Start Date.
•	The Benefit Start Date may not be after the date that the Rider terminates.
➢	Reminder: Generally, the Participant is the Insured and his or her husband or wife on the Benefit Start Date is the Spouse.
To designate the Benefit Start Date, you must make a Written Request. We must receive this request at least 30 days before the date that the first Benefit payment is to be made.
You must pay off all of your loans under the Contract on or before the Benefit Start Date.
Benefit Payments
We will make Benefit payments upon your Written Request. You may request Benefit payments at any time or times on or after the Benefit Start Date.
•	A Benefit payment may be an amount up to the full Benefit amount available on the payment date.

•	A Benefit payment may not be less than $50.
A Benefit payment may be paid to or for another annuity or tax-qualified account in an exchange, transfer, or rollover to the full extent allowed by federal tax law.

Until your Account Value is exhausted, we will pay Benefits in the form of withdrawals from your interest in the Contract. We will make these withdrawals proportionally from the Designated Subaccounts to which you have allocated your Account Value as of the date the Benefit payment is made. After your Account Value is exhausted, we will pay Benefits under the Rider itself.
Benefit Amount
The Benefit amount is the largest total amount that can be taken as a Benefit payment. It is determined each time that a Benefit payment is to be made.
The Benefit amount for a full Certificate Year is determined as follows.
•	Determine the applicable Benefit Percentage (4.0% or 5.0%) from the table below.
•	Add the benefit booster (x.x%) to the Benefit Percentage if your Benefit Start Date is on or after the 15th anniversary of the Rider Effective Date.
•	Multiply the resulting percentage by the Benefit Base Amount on the date that the payment is to be made.
The Benefit amount for the Certificate Year that includes the Benefit Start Date will be prorated. The Benefit amount available for a Certificate Year but not taken during that Certificate Year may not be carried over to the next Certificate Year.
The Benefit amount at any point in time is equal to:
•	the Benefit amount as determined at that point in time; less
•	the amount of each Benefit payment, if any, previously made during the current Certificate Year.
Minimum Benefit
The annual Benefit amount for a Certificate Year will never be less than the Required Minimum Distribution, if any, for the calendar year in which the Certificate Year began.
Benefit Percentage
On the Benefit Start Date, the Benefit Percentage is set and will not change.
•	If you are the Insured, the Benefit Percentage is based on your age on the Benefit Start Date.
•	If another person is the Insured on the Benefit Start Date, the Benefit Percentage is based on the Insured’s age on the Benefit Start Date.
•	If the Spousal Benefit is in effect and the Spouse is younger than the Insured, the Benefit Percentage is based on the Spouse’s age on the Benefit Start Date.

		Benefit Percentage
		with Benefit
Age on Benefit Start Date	Benefit Percentage	Booster
At least age 55 but under age 59 1/2	4.0%	x.x %
Age 59 1/2 or older	5.0%	x.x %
➢	Reminder: Generally, the Participant is the Insured and his or her husband or wife on the Benefit Start Date is the Spouse.
Benefit Base Amount
The Benefit Base Amount is determined as follows.
•	Determine your Account Value on the most recent Reset Date.
•	Add Purchase Payments that we have received for your interest in the Contract since the most recent Reset Date.
•	Add Rollup Amounts credited to the Benefit Base Amount since the most recent Reset Date.
•	Subtract an adjustment for each Excess Withdrawal, if any, since the most recent Reset Date.
➢	An example of how an Excess Withdrawal impacts the Benefit under the Rider is included at the end of this section of the prospectus.
Although Benefit payments up to the Benefit amount do not reduce the Benefit Base Amount, they generally reduce values related to your interest in the Contract, the Death Benefit, and the amount available for annuitization.

Rollup Amounts
A rollup amount is a minimum guaranteed increase in the Benefit Base Amount.
The rollup amount for a Certificate Year is calculated as follows.
•	Start with the rollup percentage of x.x%.
•	Add the rollup booster (x.x%) if the Certificate Year began after the 15th anniversary of the Rider Effective Date and there has been no Excess Withdrawal in any prior Certificate Year.
•	Multiply the resulting percentage by the rollup base.
The rollup base for a Certificate Year is calculated as follows.
•	Determine your Account Value on the most recent Reset Date.
•	Add Purchase Payments that we have received for your interest in the Contract since the most recent Reset Date but before the beginning of the current Certificate Year.
•	Add Purchase Payments that we have received for your interest in the Contract during that Certificate Year multiplied by a fraction representing that portion of the Certificate Year that the Purchase Payment was held with respect to your interest in the Contract.
•	Subtract any amount not held in a Designated Subaccount at the end of that Certificate Year.
A rollup period begins on any Reset Date that is before the Benefit Start Date and ends on the earliest of:
•	the completion of 10 Certificate Years, measured from the most recent Reset Date;
•	the date that you take an Excess Withdrawal; or
•	the Benefit Start Date.
A reset occurring within a rollup period will not end the rollup period, but will extend it.
We will credit rollup amounts to the Benefit Base Amount at the end of each full Certificate Year that is included in a rollup period. We will not credit any rollup amount for a Certificate Year unless the full Certificate Year is included in a rollup period.
Excess Withdrawal Adjustments
The adjustment to the Benefit Base Amount for an Excess Withdrawal is calculated as follows.
•	Determine the percentage reduction in your Account Value on account of the Excess Withdrawal and any related early withdrawal charge or other charge or fee related to the Excess Withdrawal.
•	Multiply this percentage reduction by the Benefit Base Amount immediately before the Excess Withdrawal to determine the dollar amount of the proportional reduction.
•	Subtract this proportional reduction amount from the Benefit Base Amount.
               Example Showing Percentage Reduction

Account Value		Benefit Base Amount
Before Withdrawal	$160,000	Before Withdrawal	$200,000
Minus Withdrawal	- $40,000	Minus Reduction	- $50,000

After Withdrawal	$120,000	After Withdrawal	$150,000
Percentage Reduction	25%	Percentage Reduction	25%
➢	A more complete example showing the impact of an Excess Withdrawal on Benefits is included at the end of this section of the prospectus.
If you take an Excess Withdrawal in a Certificate Year, we will not credit any Rollup Amount to the Benefit Base Amount at the end of that Certificate Year. If you take an Excess Withdrawal, the rollup booster will no longer be available to you. An Excess Withdrawal that reduces the Benefit Base Amount below $1,250 will result in termination of the Rider.

If you take an Excess Withdrawal and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the Excess Withdrawal will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Certificate Year for which the charge has not yet been taken.
Note that a Required Minimum Distribution taken from your Contract before the Benefit Start Date is an Excess Withdrawal. On the other hand, a Required Minimum Distribution taken from your Contract on or after the Benefit Start Date is not an Excess Withdrawal.
Resetting the Benefit Base Amount
As of each Certificate Anniversary that the Rider is in effect and after any rollup amount for the prior Certificate Year is credited, you may elect to reset the Benefit Base Amount to the Account Value on that Certificate Anniversary, if higher. No reset may be elected if the Benefit Base Amount is higher than the Account Value on that Certificate Anniversary.
A reset election must be made by Written Request. We must receive this Written Request no later than 30 days after the applicable Certificate Anniversary.
If you elect to reset the Benefit Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Certificate Year for which the charge has not yet been taken.
You may choose to automatically reset the Benefit Base Amount equal to your Account Value, if higher, on each Certificate Anniversary. An automatic reset election must be made by Written Request and will take effect on the next Certificate Anniversary. If an automatic reset triggers an increase in the Rider charge, we will send you a notice of the new Rider charge and provide you with the opportunity to opt-out of the reset that triggered the increase. To make an opt-out election, you must send us a Written Request and we must receive the Written Request no later than 30 days from the date of the notice. An opt-out election will end your participation in the automatic reset program. You may voluntarily terminate your participation in the automatic reset program at any time by Written Request.
➢	Examples showing how the Benefit Base Amount is calculated and how rollup amounts, resets and Excess Withdrawals impact the Benefit Base Amount are included at the end of this section of the prospectus.
Termination of Benefit Payments
All rights to take Benefit payments will end on the earliest of:
•	the date that the Insured dies, if the Spousal Benefit is not in effect;
•	the date that the Insured dies if the Spousal Benefit is in effect but no Spouse survives the Insured;
•	the date that the Spouse dies, if the Spousal Benefit is in effect and the Spouse survives the Insured;
•	the completion of the maximum period that a benefit can be paid under the applicable rules of the Internal Revenue Code or similar provisions of the federal tax law; or
•	the date that the Rider terminates.

Enhanced Benefit After Age 65
The Benefit under the Rider will be increased for a period of up to XX years if:
•	you elect the Enhanced Benefit at the time that you activate the Rider;
•	the Insured and the Spouse, as applicable, have reached age 65; and
•	the conditions listed below are met.
To elect the Enhanced Benefit, you must make a Written Request.
For any Certificate Year in which you take the Enhanced Benefit, the annual enhanced Benefit amount will be determined as follows:
•	Determine the applicable Benefit Percentage (4.0% or 5.0%) from the table below.
•	Multiply the resulting percentage by the Benefit Base Amount on the date that the payment is to be made.
•	Multiply the resulting amount by the Enhanced Benefit Multiplier (x.xx).

Age on Benefit Start Date	Benefit Percentage
At least age 55 but under age 59 1/2	4.0%
Age 59 1/2 or older	5.0%
The maximum numbers of years for which you may take the Enhanced Benefit is XX years. If you wish to take the Enhanced Benefit for XX years, you must take it for XX consecutive years.
There is an additional charge for the Enhanced Benefit. Currently, the additional charge for the Enhanced Benefit for a Certificate Year is x.xx% of the Benefit Base Amount. The charge for the Rider with the Enhanced Benefit will never exceed x.xx% of the Benefit Base Amount.
Required Conditions for Enhanced Benefit
If you elected the Enhanced Benefit at the time you activated the Rider, you make take the Enhanced Benefit in any Certificate Year if:
•	you make a Written Request to take the Enhanced Benefit before the beginning of the Certificate Year;
•	the Certificate Year begins on or after the Benefit Start Date;
•	if the Insured is living, the Certificate Year begins on or after the date that the Insured has reached age 65;
•	if a Spousal Benefit is in effect and the Spouse is living, the Certificate Year begins after the date that the Spouse has reached age 65;
•	you have not already taken the Enhanced Benefit for more than XX years; and
•	the Rider has not terminated.
Spousal Benefit
The Rider will provide withdrawal rights for the Spouse of the Insured if you elect the Spousal Benefit at the time that you activate the Rider. To elect the Spousal Benefit, you must make a Written Request.
The Spousal Benefit allows a surviving Spouse to continue to receive, for the duration of his or her lifetime, a withdrawal Benefit provided the following conditions are satisfied:
•	you added the Spousal Benefit at the time that you activated the Rider;
•	the Spouse and the Insured are still married when the Insured dies; and
•	the Spouse is the sole Beneficiary and elects to become the successor owner of your interest in the Contract.
The Spousal Benefit will only be of value if all of these conditions are satisfied.
There is an additional charge for the Spousal Benefit. Currently, the additional charge for the Spousal Benefit for a Certificate Year is x.xx% of the Benefit Base Amount. The charge for the Rider with the Spousal Benefit will never exceed x.xx% of the Benefit Base Amount.
The Spouse’s right to a withdrawal Benefit will continue until his/her death or the termination of the Rider, whichever is first.

If, during the life of the Insured and after the Benefit Start Date, the marriage terminates due to divorce, dissolution or annulment, or death of the Spouse, the Spousal Benefit will end. Once the Spousal Benefit has ended, it may not be re-elected or added to cover a subsequent spouse.
The election of the Spousal Benefit will not change the death benefit provisions with respect to your interest in the Contract.
Impact of the Rider on Your Interest in the Contract
Purchase Payments. If you activate the Rider, the following restrictions on Purchase Payments will apply.
•	Following the Rider Effective Date, we may decline to accept Purchase Payments for your interest in the Contract in excess of $50,000 per Certificate Year.
•	Before or after the Rider Effective Date, we may decline to accept any additional Purchase Payments for your interest in the Contract if we are no longer issuing annuity contracts with the Rider unless you decline or terminate the Rider. In this case, we will notify you that you must decline or terminate the Rider before we will accept any additional Purchase Payments for your interest in the Contract.
•	We reserve the right to impose additional restrictions on Purchase Payments after the Benefit Start Date.
Exhausted Account Value. If your Account Value is completely exhausted by payment of Rider charges or Benefits or because the value of a Designated Subaccount falls to zero:
•	your interest in the Contract will not terminate until the Rider terminates; however, the only benefits available will be those provided by the Rider;
•	no additional Purchase Payments may be made with respect to your interest in the Contract;
•	no Excess Withdrawals are possible; and
•	your interest in the Contract cannot be annuitized.
Annuity Benefit. The Annuity Benefit with respect to your interest in the Contract will be not less than the Benefit amount determined as of your original Annuity Commencement Date shown on the Certificate specifications page if:
•	you elect to annuitize your interest in the Contract with annual payments under a lifetime benefit option;
•	the actual Annuity Commencement Date is on or after the original Annuity Commencement Date; and
•	the actual Annuity Commencement Date occurs while the Rider is in effect and after the Benefit Start Date.
For variable dollar payments, this minimum benefit is calculated as of the applicable Commencement Date. Actual payments may drop below this minimum if Benefit Unit Values fall.
➢	Please refer to the Variable Dollar Payments section of this prospectus for additional information about variable dollar payments.
Rider Provisions Related to Loans
If the Contract allows loans:
•	an offset after the Rider Effective Date related to a Contract loan on which you have defaulted will be considered an Excess Withdrawal;
•	all rights under the Rider will terminate if you fail to pay off all loans by the Benefit Start Date; and
•	no new loans may be taken after the Benefit Start Date so long as the Rider is in effect.
In addition, special allocation rules apply to amounts held as collateral for loans. These rules are summarized in the table below.

Time/Period	Transfer Rule
At the time of activation	You are not required to transfer to a Designated Subaccount the portion of your Account Value that is then needed as collateral for a Contract loan.

From time to time after activation and before the Benefit Start Date	We may require you to transfer to a Designated Subaccount the portion of your Account Value that is no longer needed as collateral for a Contract loan. You must make this transfer within 30 days of our written notice to you of this requirement, or the Rider will terminate.

On or before the Benefit Start Date	You must pay off the Contract loan and transfer to a Designated Subaccount the portion of your Account Value that is no longer needed as collateral. If you do not pay off the Contract loan and make the required transfer, the Rider will terminate.

Impact of Rider Benefit Payments and Charges
Withdrawals made from your interest in the Contract to pay Benefits or to pay charges for the Rider will be subject to all of the terms and conditions of the Contract, except as explained below:
•	the amount withdrawn will not be subject to an early withdrawal charge;
•	the amount withdrawn may be less than $500;
•	the amount withdrawn may reduce your Account Value below $500;
•	we will not terminate your interest in the Contract if the amount withdrawn reduces your Account Value below $500; and
•	the amount withdrawn may completely exhaust your Account Value.
Termination of the Rider
All rights under the Rider will terminate upon any one of the following to happen:
•	your Written Request to decline or terminate the Rider;
•	a failure to hold funds in the Designated Subaccounts;
•	an Excess Withdrawal that reduces the Benefit Base Amount below $1,250;
•	the complete payment of all Benefits that are due under the Rider;
•	the surrender or annuitization of your interest in the Contract;
•	a death that would give rise to a Death Benefit with respect to your interest in the Contract, unless the Insured’s Spouse becomes the successor owner of the Insured’s interest in the Contract before the Benefit Start Date or the Insured’s Spouse becomes the successor owner of the Insured’s interest in the Contract when a Spousal Benefit is in effect; or
•	a transfer or assignment of an interest in the Contract unless to the Insured or to the spouse of the Insured before the Benefit Start Date, or to the Insured’s Spouse when a Spousal Benefit has been elected.

Example of Impact of Excess Withdrawal on Benefits
Guaranteed Lifetime Withdrawal Benefit Rider. This example is intended to help you understand how an Excess Withdrawal impacts the lifetime withdrawal Benefit.
Assume that, on your Benefit Start Date, your Benefit Base Amount is $125,000, your Benefit Percentage is 5%, and the required minimum distribution rules do not require a greater Benefit. These assumptions produce a lifetime withdrawal Benefit of $6,250 ($125,000 x 5% = $6,250) per Benefit year.
Now assume that you have not previously taken an Excess Withdrawal, and you have not taken your Benefit for the current Benefit year.
Then assume that, when your Account Value is $115,000, you withdraw $20,000 from your interest in the Contract, leaving you with an Account Value of $95,000.
Step One: Calculate the Excess Withdrawal.

Total withdrawals for the Benefit year	$20,000
Benefit amount for the Benefit year	-6,250

Excess Withdrawal	$13,750
Step Two: Calculate your Account Value immediately before the Excess Withdrawal.

Account Value before withdrawal	$115,000
Benefit amount for the Benefit year	-6,250

Account Value before Excess Withdrawal	$108,750
Step Three: Calculate the proportional reduction for the Excess Withdrawal.

1 -	$95,000	Account Value immediately after the $20,000 withdrawal	= 12.6437%	Percentage
	$108,750	Account Value immediately before the Excess Withdrawal		Reduction

$125,000	Base Benefit Amount	x 12.6437%	Percentage Reduction	= $15,805	Proportional Reduction
Step Four: Calculate the reduced Base Benefit Amount.

Base Benefit Amount	$125,000
Less proportional reduction for Excess Withdrawals	-15,805

Base Benefit Amount reduced for Excess Withdrawals	$109,195
Step Five: Determine the new lifetime withdrawal Benefit.

Base Benefit Amount after reduction	$109,195
Benefit percentage	x 5%

New lifetime withdrawal Benefit amount	$5,460

Examples of Benefit Base Amount Calculation
Guaranteed Lifetime Withdrawal Benefit Rider. These examples are intended to help you understand how the Base Benefit Amount is calculated and how rollup amounts, resets and Excess Withdrawals impact the Benefit Base Amount.
The examples assume that:
•	you make the Purchase Payments shown,
•	gains, losses, and charges cause your Account Value to vary as shown,
•	you take no withdrawals except as shown, and
•	you elect to reset on each Rider anniversary on which your Account Value has increased over the Benefit Base Amount.
The Benefit Base Amount is the Account Value of the Contract on the most recent Reset Date, plus Purchase Payments received and rollup amounts credited since that Reset Date, and minus an adjustment for each Excess Withdrawal since that Reset Date.
     Example 1

	Assume:
	Purchase		Then:
Rider	Payment or	Account	Rollup Amount Credited	Benefit Base Amount
Anniversary	Withdrawal	Value	For prior Contract Year	for following Contract Year
0	$100,000	$100,000	n/a	$100,000 (initial reset)
1		105,000	$6,000 (6% of $100,000)	106,000 (rollup)
2	50,000	160,000	6,000 (6% of $100,000)	162,000 (rollup + payment)
3		170,000	9,000 (6% of $150,000)	171,000 (rollup)
4		185,000	9,000 (6% of $150,000)	185,000 (elective reset)
5		183,000	11,100 (6% of $185,000)	196,100 (rollup)
6		180,000	11,100 (6% of $185,000)	207,200 (rollup)
7		202,000	11,100 (6% of $185,000)	218,300 (rollup)
8		230,000	11,100 (6% of $185,000)	230,000 (elective reset)
9		238,000	13,800 (6% of $230,000)	243,800 (rollup)
     Example 2

	Assume:
	Purchase		Then:
Rider	Payment or	Account	Rollup Amount Credited	Benefit Base Amount
Anniversary	Withdrawal	Value	For prior Contract Year	for following Contract Year
0	$100,000	$100,000	n/a	$100,000 (initial reset)
1		105,000	$6,000 (6% of $100,000)	106,000 (rollup)
2	-22,000	88,000	6,000 (6% of $100,000)	89,600 (rollup - adjustment)
3		93,500	n/a (excess withdrawal)	93,500 (elective reset)
4		101,750	5,610 (6% of $93,500)	101,750 (elective reset)
5		100,650	6,105 (6% of $101,750)	107,855 (rollup)
6		99,000	6,105 (6% of $101,750)	113,960 (rollup)
7		111,100	6,105 (6% of $101,750)	120,065 (rollup)
8		126,500	6,105 (6% of $101,750)	126,500 (elective reset)
9		130,900	7,590 (6% of $126,500)	134,090 (rollup)
The Account Values assumed in these examples are for illustration purposes only, and are not intended to predict the performance of the Designated Subaccounts.
Rollup Amounts. The rollup amounts ensure that the Benefit Base Amount will grow by a minimum factor over a period of up to 10 years since the most recent Reset Date.
•	In the first example, the rollup amounts result in a Benefit Base Amount that is greater than the Account Value on each Rider anniversary except the 4th and 8th Rider anniversaries.

•	In the second example, the rollup amounts result in a Benefit Base Amount that is greater than the Account Value on each Rider anniversary except for the 3rd, 4th, and 8th Rider anniversaries.
•	In the second example, there is no rollup amount credited at the end of the 3rd Contract Year because of the Excess Withdrawal taken on the 2nd Rider anniversary (which is the beginning of the 3rd Contract Year).
Resets. Resetting the Benefit Base Amount on a Rider anniversary allows the Rider to preserve any gains in the Account Value of the Contract. It also restarts the period during which rollup amounts may be credited and the base on which they are calculated.
•	In both examples, a reset election is made on the 4th and 8th Rider anniversaries because the Account Value has grown to an amount greater than the Benefit Base Amount (including rollup amounts).
•	In the second example, the loss of the rollup amount on account of the Excess Withdrawal also gives rise to a reset on the 3rd Rider anniversary.
Please note that, if you elect to reset the Benefit Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT
Introduction
We offer a Guaranteed Minimum Withdrawal Benefit through a rider (the “Rider”) to your Certificate. If you choose to activate the Rider, it will provide a minimum withdrawal Benefit, up to a certain amount each Benefit Year, even if the value of your interest in the Contact is zero.
➢	The Rider may not be available in all states or under all retirement arrangements. For additional information about the availability of the Rider, contact us at our Administrative Office, P.O. Box 5423, Cincinnati OH 45201-5423, 1-800-789-6771.
An Excess Withdrawal, as defined below, will reduce the Benefit available under the Rider and may increase the Rider charges.
Definitions
✓	Benefit

A guaranteed withdrawal benefit that is available under the Benefits section of the Rider.

✓	Benefit Base Amount

The amount on which Rider charges and Benefit payments are based.

✓ Benefit Start Date The first day that a Benefit under the Rider is to be paid.

✓	Designated Subaccount

Each Subaccount that we designate from time to time to hold funds on which Benefits may be based.

✓	Excess Withdrawal

Each withdrawal from your interest in the Contract on or after the Rider Effective Date except:
1)	a withdrawal to pay Rider charges; or

2)	a withdrawal to pay Rider Benefits.
✓	Required Minimum Distribution

The amount, if any, that is required to be distributed from your interest in the Contract for the current calendar year under Section 401(a)(9) of the Internal Revenue Code or similar provisions of federal tax law to the extent applicable to your interest in the Contract.
•	For purposes of the Rider, this amount will be computed based on the values of your interest in the Contract without considering any other annuity or tax-qualified account. It will be reduced by all prior withdrawals or Benefit payments from your interest in the Contract made in such calendar year.

•	For purposes of the Rider, we may choose to compute this amount disregarding changes in the federal tax law after the Rider Issue Date that would increase it. We will notify you if we make this choice.
✓	Reset Date
Each of the following dates is a Reset Date:

1)	the Rider Effective Date;

2)	a Certificate Anniversary on which you elect to reset the Benefit Base Amount;

3)	any date on which you assign or transfer an interest in your interest in the Contract to your spouse if your Account Value is less than the Benefit Base Amount; and

4)	any date before the Benefit Start Date that would have been the Death Benefit Valuation Date if a spouse becomes the successor owner of your interest in the Contract and your Account Value on that date is less than the Benefit Base Amount.
✓ Rider Effective Date
The Certificate effective date or Certificate Anniversary on which you activate the Rider.
✓ Rider Issue Date

The date that the Rider is issued with or added to the Certificate. The Rider Issue Date is set out on the Rider Specifications Page.
✓ Written Request
Information provided to us or a request made to us that is:
•	complete and satisfactory to us;

•	on our form or in a manner satisfactory to us; and

•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.

To obtain one of our forms, contact us at the above address, or call us at 1-800-789-6771.

A Written Request may, at our discretion, be made by telephone or electronic means.

We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.
Activation of the Rider
You may elect to activate the Rider on the Certificate effective date or on any Certificate Anniversary. To activate the Rider, you must make a Written Request before the date on which the Rider is to take effect. The Rider is not effective until you activate it.
Once the Rider is activated, you may not participate in the dollar cost averaging or interest sweep programs otherwise available under the Contract.
You may not activate the Rider if:
•	you are age 86 or older;
•	you have not allocated or transferred your Account Value to the Designated Subaccounts;
•	you have activated the Guaranteed Lifetime Withdrawal Benefit Rider and it is in effect;
•	an event has occurred that would terminate the Rider; or
•	we are no longer issuing the Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.
We will notify you if we stop issuing the Rider and prohibit further activations. You may decline the Rider at any time by Written Request.
Required Allocations to Designated Subaccounts
On the Rider Effective Date, your Account Value must be held in one or more Designated Subaccount(s) that you select.
If at that time any part of your Account Value is held in some other Subaccount or the Fixed Accumulation Account, we will reject your request to activate the Rider and you will not be able to activate the Rider until the following Certificate Anniversary.
After the Rider Effective Date, you may transfer your Account Value only among the Designated Subaccounts.

The Designated Subaccounts are:
•	Ibbotson Balanced ETF Asset Allocation Portfolio-Class II
•	Ibbotson Conservative ETF Asset Allocation Portfolio-Class II
•	Ibbotson Growth ETF Asset Allocation Portfolio-Class II
•	Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II
We reserve the right to change the Designated Subaccounts. If you have activated the Rider and it is in effect, any such change will not require a transfer of existing funds; however, such a change would prevent future allocation and transfers to a Subaccount that is no longer a designated Subaccount. We will send you a written notice of any change in the Designated Subaccounts.
These allocation rules do not apply to amounts held as collateral for a loan under your Contract. The rules applicable to loan collateral are explained in “Rider Provisions Related to Loans” section below.
➢	Additional information about the Designated Subaccounts is located in The Portfolios section and Appendix B of this prospectus. Additional information about how to transfer between investment options is located in the Transfers section of this prospectus.
Rider Charge
If you activate the Rider, there is a charge for the Rider for each Certificate Year that the Rider is in effect. Currently, the charge for a Certificate Year is x.xx% of the Benefit Base Amount.
For purpose of calculating the Rider charge, we will determine the Benefit Base Amount as of the date immediately before the date that we assess the charge. We will assess the Rider charge for a Certificate Year at the end of that Certificate Year. We will also assess a prorated portion of the Rider charge for a Certificate Year upon surrender of your interest in the Contract or other termination of the Rider.
We will take the Rider charge by withdrawing amounts proportionally from the Designated Subaccounts to which you have allocated your Account Value at the time the charge is taken. No early withdrawal charge or other charge or fee will be deducted on account of a withdrawal to pay Rider charges.
We may change the charge for your Rider at any time or times that:
•	you activate the Rider on a date other than the Rider Issue Date;
•	you elect to reset the Benefit Base Amount;
•	you take an Excess Withdrawal;
•	you assign or transfer an interest in your interest in the Contract; or
•	a spouse becomes the successor owner of an interest in the Contract.
The Rider charge will never exceed x.xx% of the Benefit Base Amount. If we change the Rider charge, the new Rider charge may apply to any Certificate Year for which we have not yet assessed the charge.
We will permanently waive the Rider charge once your Account Value is fully depleted directly as a result of withdrawals for Benefit payments and Rider charges.
Benefit Start Date
To begin taking the withdrawal Benefit, you must first designate a Benefit Start Date. You must be at least 55 years old on the Benefit Start Date. The Benefit Start Date may not be after the date that the Rider terminates.
To designate the Benefit Start Date, you must make a Written Request. We must receive this request at least 30 days before the date that the first Benefit payment is to be made.
You must pay off all of your loans under the Contract on or before the Benefit Start Date.

Benefit Payments
We will make Benefit payments upon your Written Request. You may request Benefit payments at any time or times on or after the Benefit Start Date.
•	A Benefit payment may be an amount up to the full Benefit amount available on the payment date.
•	A Benefit payment may not be less than $50.
A Benefit payment may be paid to or for another annuity or tax-qualified account in an exchange, transfer, or rollover to the full extent allowed by federal tax law.
Until your Account Value is exhausted, we will pay Benefits in the form of withdrawals from your interest in the Contract. We will make these withdrawals proportionally from the Designated Subaccounts to which you have allocated your Account Value as of the date the Benefit payment is made. After your Account Value is exhausted, we will pay Benefits under the Rider itself.
Benefit Amount
The Benefit amount is the largest total amount that can be taken as a Benefit payment on or after the Benefit Start Date. It is determined each time that a Benefit payment is to be made.
The annual Benefit amount is 5% of the Benefit Base Amount on the date that the payment is to be made. The annual Benefit amount for the Certificate Year that includes the Benefit Start Date will be prorated. The Benefit amount available for a Certificate Year but not taken during that Certificate Year may not be carried over to the next Certificate Year.
The Benefit amount available at any point on or after the Benefit Start Date in time is equal to:
•	the annual Benefit amount as then determined; less
•	the amount of any Benefit payment previously made during the current Certificate Year.
The annual Benefit amount for a Certificate Year will never be less than the Required Minimum Distribution, if any, for the calendar year in which that Certificate Year began.
Benefit Base Amount
The maximum total Benefits under the Rider will be equal to the Benefit Base Amount.
The Benefit Base Amount is determined as follows.
•	Determine your Account Value on the most recent Reset Date.
•	Add Purchase Payments that we have received for your interest in the Contract since the most recent Reset Date.
•	Subtract an adjustment for each Excess Withdrawal, if any, since the most recent Reset Date.
➢	An example of how an Excess Withdrawal impacts the Benefit under the Rider is included at the end of this section of the prospectus.
Although Benefit payments up to the Benefit amount do not reduce the Benefit Base Amount, they do reduce the total Benefits that remain to be paid under the Rider. In addition, they generally reduce values related to your interest in the Contract, the Death Benefit, and the amount available for annuitization.

Excess Withdrawal Adjustments
The adjustment to the Benefit Base Amount for an Excess Withdrawal is calculated as follows.
•	Determine the percentage reduction in your Account Value on account of the Excess Withdrawal and any related early withdrawal charge or other charge or fee related to the Excess Withdrawal.
•	Multiply this percentage reduction by the Benefit Base Amount immediately before the Excess Withdrawal to determine the dollar amount of the proportional reduction.
•	Subtract this proportional reduction amount from the Benefit Base Amount.
               Example Showing Percentage Reduction

Account Value	Benefit Base	Amount

Before Withdrawal	$160,000	Before Withdrawal	$200,000
Minus Withdrawal	- $40,000	Minus Reduction	- $50,000

After Withdrawal	$120,000	After Withdrawal	$150,000
Percentage Reduction	25%	Percentage Reduction	25%
➢	A more complete example showing the impact of an Excess Withdrawal on Benefits is included at the end of this section of the prospectus.
An Excess Withdrawal that reduces the Benefit Base Amount below $1,250 will result in termination of the Rider.
If you take an Excess Withdrawal and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the Excess Withdrawal will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Certificate Year for which the charge has not yet been taken.
Resetting the Benefit Base Amount
As of each Certificate Anniversary that the Rider is in effect, you may elect to reset the Benefit Base Amount to the Account Value on that Certificate Anniversary, if higher. No reset may be elected if the Benefit Base Amount is higher than the Account Value on that Certificate Anniversary.
A reset election must be made by Written Request. We must receive this Written Request no later than 30 days after the applicable Certificate Anniversary.
If you elect to reset the Benefit Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Certificate Year for which the charge has not yet been taken.
You may choose to automatically reset the Benefit Base Amount equal to your Account Value, if higher, on each Certificate Anniversary. An automatic reset election must be made by Written Request and will take effect on the next Certificate Anniversary. If an automatic reset triggers an increase in the Rider charge, we will send you a notice of the new Rider charge and provide you with the opportunity to opt-out of the reset that triggered the increase. To make an opt-out election, you must send us a Written Request and we must receive the Written Request no later than 30 days from the date of the notice. An opt-out election will end your participation in the automatic reset program. You may voluntarily terminate your participation in the automatic reset program at any time by Written Request.
➢	Examples showing how the Benefit Base Amount is calculated and how resets and Excess Withdrawals impact the Benefit Base Amount are included at the end of this section of the prospectus.
Duration of Benefits
All rights to take Benefit payments will continue until the total Benefit payments equal the Benefit Base Amount. This is not a fixed period.
The right to take Benefit payments will end on the earliest of:
•	the date that total Benefit payments since the most recent Reset Date equal the current Benefit Base Amount;

•	the completion of the maximum period that a benefit can be paid under the rules of Section 72(s) or Section 401(a)(9) of the Internal Revenue Code or the similar provisions of federal tax law to the extent applicable to your interest in the Contract; or
•	the date that the Rider terminates.
Your right to take Benefit payments will last for 20 years if all of the following conditions are met: (1) each year you take Benefit payments exactly equal to 5% of the Benefit Base Amount, (2) you do not take Benefit payments of more than 5% of the Benefit Base Amount because of a Required Minimum Distribution, (3) you take no Excess Withdrawals on or after the Benefit Start Date, and (4) the Rider does not terminate. If in any year you take Benefit payments of less than 5% of the Benefit Base Amount, your right to take Benefit payments may last for more than 20 years. If you take Benefit payments of more than 5% of the Benefit Base Amount because of a Required Minimum Distribution, or if you take an Excess Withdrawal on or after the Benefit Start Date, your right to take Benefit payments may last for fewer than 20 years.
Impact of the Rider on Your Interest in the Contract
Purchase Payments. If you activate the Rider, the following restrictions on Purchase Payments will apply.
•	Following the Rider Effective Date, we may decline to accept Purchase Payments for your interest in the Contract in excess of $50,000 per Certificate Year.
•	Before or after the Rider Effective Date, we may decline to accept any additional Purchase Payments for your interest in the Contract if we are no longer issuing annuity contracts with the Rider unless you decline or terminate the Rider. In this case, we will notify you that you must decline or terminate the Rider before we will accept any additional Purchase Payments for your interest in the Contract.
•	We reserve the right to impose additional restrictions on Purchase Payments after the Benefit Start Date.
Exhausted Account Value. If your Account Value is completely exhausted by payment of Rider charges or Benefits or because the value of a Designated Subaccount falls to zero:
•	the Contract will not terminate until the Rider terminates; however, the only benefits available will be those provided by the Rider;
•	no additional Purchase Payments may be made to the Contract;
•	no Excess Withdrawals are possible; and
•	the Contract cannot be annuitized.
Rider Provisions Related to Loans
If the Contract allows loans:
•	an offset after the Rider Effective Date related to a loan on which you have defaulted will be considered an Excess Withdrawal;
•	all rights under the Rider will terminate if you fail to pay off all loans by the Benefit Start Date; and
•	no new loans may be taken after the Benefit Start Date so long as the Rider is in effect.
In addition, special allocation rules apply to amounts held as collateral for loans. These rules are summarized in the table below.

Time/Period	Transfer Rule
At the time of activation	You are not required to transfer to a Designated Account the portion of your Account Value that is then needed as collateral for a Contract loan.

From time to time after activation and before the Benefit Start Date	We may require you to transfer to the Designated Subaccounts the portion of your Account Value that is no longer needed as collateral for a Contract loan. You must make this transfer within 30 days of our written notice to you of this requirement, or the Rider will terminate.

On or before the Benefit Start Date	You must pay off the Contract loan and transfer to the Designated Subaccounts the portion of your Account Value that is no longer needed as collateral. If you do not pay off the Contract loan and make the required transfer, the Rider will terminate.
Impact of Rider Benefit Payments and Charges
Withdrawals made from your interest in the Contract to pay Benefits or to pay Rider charges will be subject to all of the terms and conditions of the Contract, except as explained below:

•	the amount withdrawn will not be subject to an early withdrawal charge;
•	the amount withdrawn may be less than $500;
•	the amount withdrawn may reduce your Account Value below $500;
•	we will not terminate your interest in the Contract if the amount withdrawn reduces your Account Value below $500; and
•	the amount withdrawn may completely exhaust your Account Value.
Termination of the Rider
All rights under the Rider will terminate upon any one of the following to happen:
•	your Written Request to decline or terminate the Rider;
•	a transfer or assignment of your interest in the Contract unless to your spouse;
•	a failure to hold funds in the Designated Subaccounts;
•	an Excess Withdrawal that reduces the Benefit Base Amount below $1,250;
•	the complete payment of all Benefits that are due under the Rider;
•	the surrender or annuitization of your interest in the Contract; or
•	a death that would give rise to a Death Benefit with respect to your interest in the Contract, unless a spouse is the sole Beneficiary and elects to become the successor owner of your interest in the Contract.

Example of Impact of Excess Withdrawal on Benefits
Guaranteed Minimum Withdrawal Benefit Rider. This example is intended to help you understand how an Excess Withdrawal impacts the minimum withdrawal Benefit.
Assume that, on your Benefit Start Date, your Benefit Base Amount is $125,000, your Benefit Percentage is 5%, and the required minimum distribution rules do not require a greater Benefit. These assumptions produce a minimum withdrawal Benefit of $6,250 ($125,000 x 5% = $6,250) per Benefit year.

Now assume that, in the first and second Benefit years, you withdraw the $6,250 Benefit and, in the third Benefit year when your current Account Value is $115,000, you withdraw $20,000 from your interest in the Contract, leaving you with an Account Value of $95,000.
Step One: Calculate the Excess Withdrawal.

Total withdrawals for the Benefit year	$20,000
Benefit amount for the Benefit year	-6,250

Excess Withdrawal	$13,750
Step Two: Calculate your Account Value immediately before the Excess Withdrawal.

Account Value before withdrawal	$115,000
Benefit amount for the Benefit year	-6,250

Account Value before Excess Withdrawal	$108,750
Step Three: Calculate the proportional reduction for the Excess Withdrawal.

1 -	$95,000	Account Value immediately after the $20,000 withdrawal	= 12.6437%	Percentage
	$108,750	Account Value immediately before the Excess Withdrawal		Reduction

$125,000	Base Benefit Amount	x 12.6437%	Percentage Reduction	= $15,805	Proportional Reduction
Step Four: Calculate the reduced Base Benefit Amount.

Base Benefit Amount	$125,000
Less proportional reduction for Excess Withdrawals	-15,805

Base Benefit Amount reduced for Excess Withdrawals	$109,195
Step Five: Determine the new minimum withdrawal Benefit and Benefits remaining.

Base Benefit Amount after reduction	$109,195
Benefit Percentage	x 5%

New minimum withdrawal Benefit amount	$5,460

Base Benefit Amount after reduction	$109,195
Less Benefits for first three Benefit years	-18,750

Benefits remaining	$90,445

Examples of Benefit Base Amount Calculation
Guaranteed Minimum Withdrawal Benefit Rider. These examples are intended to help you understand how the Base Benefit Amount is calculated. It assumes that:
•	you make the Purchase Payments shown,
•	gains, losses, and charges cause your Account Value to vary as shown,
•	you take no withdrawals except as shown, and
•	you elect to reset on each Rider Anniversary on which your Account Value has increased over the Benefit Base Amount.
The Benefit Base Amount is the Account Value of the Contract on the most recent Reset Date, plus Purchase Payments received since that Reset Date, and minus an adjustment for each Excess Withdrawal since that Reset Date.
     Example 1

	Assume:
	Purchase		Then:
Rider	Payment or	Account	Benefit Base Amount
Anniversary	Withdrawal	Value	for following contract year
0	$100,000	$100,000	$100,000 (initial reset)
1		105,000	105,000 (elective reset)
2	50,000	160,000	160,000 (elective reset)
3		170,000	170,000 (elective reset)
4		185,000	185,000 (elective reset)
5		183,000	185,000
6		180,000	185,000
7		202,000	202,000 (elective reset)
8		230,000	230,000 (elective reset)
9		238,000	238,000 (elective reset)
     Example 2

	Assume:
	Purchase		Then:
Rider	Payment or	Account	Benefit Base Amount
Anniversary	Withdrawal	Value	for following contract year
0	$100,000	$100,000	$100,000 (initial reset)
1		105,000	105,000 (elective reset)
2	-22,000	88,000	88,000 (elective reset)
3		93,500	93,500 (elective reset)
4		101,750	101,750 (elective reset)
5		100,650	101,750
6		99,000	101,750
7		111,100	111,100 (elective reset)
8		126,500	126,500 (elective reset)
9		130,900	130,900 (elective reset)

The Account Values assumed in these examples are for illustration purposes only, and are not intended to predict the performance of the Designated Subaccounts.
Resets. Resetting the Benefit Base Amount on a Rider anniversary allows the Rider to preserve any gains in the Account Value of the Contract.
•	In both examples, a reset election is made on each Rider anniversary other than the 5th and 6th anniversaries because the Account Value has grown to an amount greater than the prior Benefit Base Amount.
•	In the first example, you may note that a reset is elected on the 2nd Rider anniversary because the Account Value of $160,000 is greater than the prior Benefit Base Amount ($105,000) plus the Purchase Payment ($50,000).

•	In the second example, you may note that a reset is elected on the 2nd Rider anniversary because the Account Value of $88,000 is greater than the prior Benefit Base Amount ($105,000) less the adjustment for the Excess Withdrawal (20% or $21,000).
If you elect to reset the Benefit Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge.

LOANS TO PARTICIPANTS
We may make loans to Participants who have interests in Contracts issued in connection with certain tax-qualified retirement arrangements. If loans are available under your Certificate, loan provisions are described in the loan endorsement to your Certificate.
We will charge a loan origination fee of $50 on each loan. We will also charge interest on these loans.
These loans will be secured with an interest in your interest in the Contract. If loans are available under your Certificate and you borrow money under the loan provisions, we may require you to hold the amount necessary to secure all loans under your Certificate (“collateral amount”) in the Fixed Accumulation Account. To meet this requirement, it may be necessary for you to transfer funds to the Fixed Accumulation Account from the Subaccounts to which you have allocated your Account Value. If you do not make the necessary transfer, we will transfer the applicable collateral amount on a pro rata basis from such Subaccounts to the Fixed Accumulation Account.
The collateral amount held in the Fixed Accumulation Account will earn a fixed rate of interest. The minimum rate of interest that we will credit the collateral amount will be the greater of is 1% or the Fixed Account guaranteed interest rate stated in your Certificate. The difference between the amount of interest we charge on a loan and the amount of interest we credit to the collateral amount is called the “loan interest spread.” The current “loan interest spread” is 3%.
If loans are available under your Certificate and you borrow money under the loan provisions, you will not be able to surrender or annuitize your interest in the Contract until all such loans are paid in full. Loans may also limit the amount of money that you can withdraw from your interest in the Contract. If you default in repaying a loan under your Certificate, we may pay off the loan by effectively reducing your Account Value by an amount equal to the balance of the loan.
Loan amounts, repayment requirements and default procedures are subject to provisions of the Internal Revenue Code. A default on a loan will result in a taxable event. You should consult a tax advisor before exercising loan privileges.
An outstanding loan balance affects your Account Value, your Surrender Value, the amount of the Annuity Benefit, the amount of the Death Benefit, and the amount of certain Rider benefits. In addition, a loan, whether or not repaid, will have a permanent effect on your Account Value because the collateral amount cannot be allocated to the Subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable depending on market performance during the loan period.
For more information about loans, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771.

ANNUITY BENEFIT
Definitions
✓	Annuity Benefit The payments that may be made under the Annuity Benefit section of the Certificate.

✓	Annuity Commencement Date
     The first day of the first payment interval for which payment of an Annuity Benefit is to be made.
Annuity Benefit
When your interest in the Contract is annuitized, we promise to pay you a stream of Annuity Benefit payments for the duration of the settlement option selected. Upon annuitization, your Account Value is no longer available to you.
Annuity Commencement Date
Your Annuity Commencement Date as of the Certificate effective date is set out on the Certificate specification page. You may change your Annuity Commencement Date by Written Request. We must receive the Written Request at least 30 days before the date that the Annuity Benefit payments are scheduled to begin.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
You many not change your Annuity Commencement Date to a date earlier than the first Certificate Anniversary. You may not change your Annuity Commencement Date to a date later than the Certificate Anniversary following your 95th birthday, unless we agree.
Annuity Benefit Amount
If Annuity Benefit payments are to be made for life or over a fixed period of at least 10 years, then your Account Value as of your Annuity Commencement Date will be used to provide these payments. Otherwise, your Surrender Value as of your Annuity Commencement Date will be used to provide Annuity Benefit payments.
If your Account Value is used to provide Annuity Benefit payments, it will be reduced by:
•	any fees and charges under the Contract, including any applicable rider charges;
•	the outstanding balance of any loans; and
•	applicable premium tax or other taxes not previously deducted.
     If your Surrender Value is used to provide Annuity Benefit payments, it will be determined as follows:
•	Start with your Account Value as of the end of the applicable Valuation Period.
•	Then subtract any fees or charges that would apply upon surrender.
•	Then subtract the outstanding balance of any loans.
•	Finally, subtract the applicable premium tax or other taxes not previously deducted.
Form of Annuity Benefit Payments
You may elect to have Annuity Benefit payments made pursuant to any form of settlement option that is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus.
You may elect a settlement option or change your election by Written Request. The election or any change in your election must be made before your Annuity Commencement Date. We must receive your Written Request at least 30 days before your Annuity Commencement Date.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
If you have not made an election as to the form of settlement option, we will attempt to contact you to ascertain the form of settlement option to be used. If you do not select a settlement option, Annuity Benefit payments will be made annually under the terms of Settlement Option B with a fixed period of 10 years, as described in the Settlement Options section of this prospectus. Under this settlement option, Annuity Benefit payments are made for life and are guaranteed to be paid for at least 10 years.
➢	Additional information about the form of Annuity Benefit payments is included in the Calculation of Benefit Payments section of this prospectus.
Person Who Receives Annuity Benefit Payments
Annuity Benefit payments generally will be made to you as payee. Annuity Benefit payments may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law.
Annuity Benefit payments that are payable with respect to a payment interval that ends after the death of the payee will be made to the applicable contingent payee or, if there is no designated or surviving contingent payee, the estate of the last payee who received payments.
➢	Please refer to the Settlement Options section of this prospectus for additional information about settlement options and Annuity Benefit payments and to the Calculation of Benefit Payments section of this prospectus for additional information about Annuity Benefit payments.

DEATH BENEFIT
Definitions
✓	Beneficiary

The person entitled to receive any Death Benefit that is to be paid with respect to your interest in the Contract.
More information about the Beneficiary is included in the Other Contract and Certificate Provisions section of the prospectus.

✓	Death Benefit

The benefit described in the Death Benefit section of the Certificate.

✓	Death Benefit Commencement Date

The first day of the first payment interval for a Death Benefit that is paid as periodic payments or the date of payment for a Death Benefit that is paid as a lump sum.

✓	Death Benefit Valuation Date

The earlier of (1) the date that we have received both Due Proof of Death and a Written Request with instructions as to the form of the Death Benefit or (2) the Death Benefit Commencement Date.

✓	Due Proof of Death

A certified copy of a death certificate or a certified copy of a decree made by a court of competent jurisdiction as to the finding of death. We will also accept other proof that is satisfactory to us.
Death Benefit
A Death Benefit is payable with respect to your interest in the Contract if you die before your Annuity Commencement Date and before your interest in the Contract is surrendered.
No Death Benefit will be paid until we receive Due Proof of Death. Only one Death Benefit will be paid with respect to your interest in the Contract. If a Death Benefit becomes payable, it will be in lieu of all other benefits with respect to your interest in the Contract and all other rights with respect to your interest in the Contract will be terminated. If your surviving spouse becomes a successor owner of your interest in the Contract, no Death Benefit will be paid on your death.
Death Benefit Amount
The amount of the Death Benefit will be based on the greater of:
(1)	your Account Value on the Death Benefit Valuation Date; or

(2)	the total of all Purchase Payments received by us for your interest in the Contract, reduced proportionally for any withdrawals, including withdrawals to pay rider benefits or charges.
Any reduction that we make to reflect withdrawals will be made in the same percentage as the percentage reduction in your Account Value on the date of the withdrawal. An example of how a withdrawal impacts the Death Benefit is provided in Appendix D. The Death Benefit amount will be reduced by any fees and charges due under the Contract including any applicable rider charges, by any applicable premium tax or other taxes not previously deducted, and by the outstanding balance of any loans. We will accrue interest on the Death Benefit payable with respect to your interest in the Contract as required by law. Any interest will be added to the Death Benefit when paid.
Allocations and Transfers of Death Benefit Amount
On the Death Benefit Valuation Date, we will allocate the Death Benefit amount among the Subaccounts and the Fixed Accumulation Account. This allocation will be made in the same proportion as the value of each option bears to your total Account Value as of the end of the Valuation Period immediately before that date. After this allocation, the amount of the Death Benefit to be paid will be based on your Account Value.
Between the Death Benefit Valuation Date and the Death Benefit Commencement Date, the Beneficiary may transfer funds among the Subaccounts and the Fixed Accumulation Account. These transfers are subject to the limitations described in the Transfers section and Appendix C of this prospectus.

Death Benefit Commencement Date
The Beneficiary may designate the Death Benefit Commencement Date by Written Request. The Written Request must be made within one year of your death. If no designation is made, then the Death Benefit Commencement Date will be one year after your death.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Form of Death Benefit Payments
You may elect to have Death Benefit payments made in one lump sum or pursuant to any form of settlement option that is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus. There is no additional charge associated with this election.
The election must be made before your death. You may change the election at any time before your death. The election or any change in the election must be made by Written Request.
If you do not make any election, the Beneficiary may make that election after your death and before the Death Benefit Commencement Date. A Beneficiary may change the Beneficiary’s own election by Written Request. We must receive the Written Request at least 30 days before the Death Benefit Commencement Date.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
If neither you nor the Beneficiary has made an election, Death Benefit payments will be made annually under the terms of Settlement Option A with a fixed period of 4 years, as described in the Settlement Options section of this prospectus. Under this settlement option, Death Benefit payments end after 4 years.
Any election of a settlement option is subject to restrictions stated in any tax qualification endorsement to the Contract.
➢	Additional information about the form of Death Benefit payments is included in the Calculation of Benefit Payments section of this prospectus.
Application of a Death Benefit to a Settlement Option
When a Death Benefit is applied to a settlement option, we promise to pay a stream of benefit payments for the duration of the settlement option selected. Benefit payments are based on your Account Value on the Death Benefit Commencement Date.
The Beneficiary generally will be the person on whose life any Death Benefit payments under a settlement option will be based. If the Beneficiary is a non-natural person, the Beneficiary may elect to have payments under a life option based on the life of a person to whom the Beneficiary is obligated. This election must be made by Written Request before the Death Benefit Commencement Date.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Person Who Receives Death Benefit Payments
Death Benefit payments generally will be made to the Beneficiary as payee. There are 2 exceptions to this general rule.
•	If the Beneficiary is a non-natural person, the Beneficiary may elect to have Death Benefit payments made to a payee to whom the Beneficiary is obligated to make corresponding payments.
•	Death Benefit payments may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law.
Death Benefit payments that are payable with respect to a payment interval that ends after the death of the payee will be made to the applicable contingent payee or, if there is no designated or surviving contingent payee, the estate of the last payee who received payments.

Step Up in Account Value for Your Spouse as Successor Owner
If your spouse becomes the successor owner of your interest in the Contract, your Account Value may be increased. There is no additional charge associated with this feature.
•	Your Account Value will be increased to equal the amount of the Death Benefit that would have been payable if your spouse had not become the successor owner.
•	If the Death Benefit that would have been payable is equal to your Account Value on the applicable date, your Account Value will not be increased.
If your Account Value is increased under this provision, we will add the amount in the same proportion as the value of each Subaccount and the Fixed Accumulation Account is to your total Account Value as of the end of the Valuation Period that precedes the Death Benefit Valuation Date. Any increase under this provision will occur as of the date that would have been the Death Benefit Valuation Date. The date that would have been the Death Benefit Valuation Date will be the later of (1) the date we receive Due Proof of Death or (2) the date we receive the successor owner election. This date will never be later than one year after your death.
If your spouse become the successor owner of your interest in the Contract and surrenders this interest, we will waive any early withdrawal charge that would otherwise apply to Purchase Payments previously received for your interest in the Contract. If your spouse as the successor owner makes additional Purchase Payments, the early withdrawal charges will apply to the additional Purchase Payments.
➢	Please refer to the Settlement Options section of this prospectus for additional information about settlement options and Death Benefit payments and to the Calculation of Benefit Payments section of this prospectus for additional information about Death Benefit payments.

SETTLEMENT OPTIONS
Settlement Options
We will make periodic payments under the standard forms of settlement options described below. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied.
We will make periodic payments in any other form of settlement option that is acceptable to us at the time of any election. Fixed periods shorter than 5 years are generally not available under any settlement option. A fixed period of less than 5 years is available only as a Death Benefit settlement option. All elected settlement options must comply with pertinent laws and regulations.
Once payment begins under a settlement option that is contingent on the life of a specified person or persons (Option B and Option C), the settlement option may not be changed or commuted (i.e., redeemed at present value). Other settlement options (Option A) may be commuted on a basis acceptable to you and us at the time of the commutation request.

Option	Description
Option A Income for a Fixed Period	We will make periodic payments for a fixed period of 5 to 30 years.

Option B Life Annuity with Payments for a Fixed Period	We will make periodic payments for at least a fixed period. If the person on whose life benefit payments are based lives longer than the fixed period, then we will make payments until his or her death.

Option C Joint and One-Half Survivor Annuity	We will make periodic payments until the death of the primary person on whose life benefit payments are based. After the death of the primary person, we will make one-half of the periodic payment until the death of the secondary person on whose life benefit payments are based.
We will use the Annuity 2000 Mortality Table for blended lives (60% female/40% male) with interest at 1% per year, compounded annually, to compute all guaranteed settlement option factors, values, and benefits under the Contract.
Payments under Settlement Options
Payments under any settlement option may be in monthly, quarterly, semi-annual or annual payment intervals. The first payment will be paid as of the last day of the initial payment interval. If the amount of any regular payment under the form of settlement option elected would be less than $50, an alternative form of settlement option will have to be elected. In our discretion, we may require benefit payments to be made by direct deposit or wire transfer to the account of a designated payee.
If payment under a settlement option depends on whether a specified person is still alive (Option B and Option C), we may at any time require proof that the person is still living. We will require proof of the age of any person on whose life payments are based. For purposes of calculating payments based on the age of a person, we will use the person’s age as of his or her last birthday.
If more than one person is the payee under a settlement option, we will make payments to the payees jointly. No more than 2 persons may be initial payees under Option C.
We may modify minimum amounts, payment intervals, and other terms and conditions at any time without prior notice to you. If we change the minimum amounts, we may change any current or future payment amounts and/or payment intervals to conform with the change.
➢	Additional information about available payment forms under the settlement options is included in the Calculation of Benefit Payments section of this prospectus.

Considerations in Selecting a Settlement Option and Payment Forms
Periodic payments under a settlement option are affected by various factors, including the length of the payment period, the life expectancy of the person on whose life benefit payments are based, the frequency of the payment interval (monthly, quarterly, semi-annual or annual), and the payment form selected (fixed dollar or variable dollar).
•	Generally, the longer the period over which payments are made or the more frequently the payments are made, the lower the amount of each payment because more payments will be made.
•	For life contingent settlement options (Option B and Option C), the longer your life expectancy or the Beneficiary’s life expectancy, the lower the amount of each payment because more payments are expected to be paid.
•	Fixed dollar payments will remain level for the duration of the payment period.
•	The actual amount of each variable dollar payment may vary from payment to payment regardless of the duration of the payment period. The actual amount of each variable dollar payment will reflect the investment performance of the Subaccount(s) selected. The assumed daily investment factor, which is based on a net investment rate of 1% per year, compounded annually, also affects the amount by which variable dollar payments increase or decrease.
➢	Additional information about payment forms and the assumed daily investment factor is included in the Calculation of Benefit Payments and Glossary of Financial Terms sections of this prospectus.

CALCULATION OF BENEFIT PAYMENTS
Benefit Payments
Benefit payments may be calculated and paid as fixed dollar payments, variable dollar payments, or a combination of both. The stream of payments, whether fixed dollar or variable dollar, is an obligation of our general account. However, we guarantee only the amount of fixed dollar payments. The Beneficiary (or the applicable payee) bears the risk that any variable dollar payment may be less than the initial variable dollar payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently.
You may request that Annuity Benefit payments or Death Benefit payments be made as fixed dollar payments, variable dollar payments, or a combination of both.
No transfers between fixed dollar payments and variable dollar payments will be allowed after the Commencement Date. Twelve months or more after the Commencement Date, the payee may transfer all or part of the Benefit Units upon which variable dollar payments are based from the Subaccount(s) then held to Benefit Units in other Subaccount(s) that are than available. Such transfers of Benefit Units may not occur more than once in any 12 month period and are subject to the limitations on transfers described in the Transfers section and Appendix C of this prospectus.
Fixed Dollar Payments
The amount to be applied to Fixed Dollar payments is your Fixed Account Value as of the Commencement Date. It will include the amount of any transfer to Fixed Dollar payments that is made from your interest in the Separate Account on that date. It will not include the amount of any transfer to Variable Dollar payments that is made from your interest in the Fixed Accumulation Account as of the end of the Valuation Period that precedes the Commencement Date. The amount to be applied to payments will be reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted.
Fixed Dollar payments are determined as follows. We start with the amount to be applied to Fixed Dollar payments. We then deduct a pro-rate portion of the Certificate maintenance fee. The resulting amount, expressed in thousands of dollars is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the Settlement Option Table for the option that is elected. Fixed Dollar payments will remain level for the duration of the payment period.
Variable Dollar Payments
The amount to be applied to Variable Dollar payments is your Variable Account Value as of the end of the Valuation Period that precedes the Commencement Date. It will include the amount of any transfer to Variable Dollar payments that is made from your interest in the Fixed Accumulation Account as of that same time. It will be reduced by the amount of any transfer to Fixed Dollar payments that is to be made from your interest in the Separate Account on the Commencement Date. An amount that is transferred from your interest in the Fixed Accumulation Account will be allocated among the Subaccounts by Written Request. The amount to be applied to payments will be reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted.
The Variable Dollar base payment on the Commencement Date is determined as follows. We start with the amount to be applied to Variable Dollar payments, expressed in thousands of dollars. This amount is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the Settlement Option Table for the option that is elected.

The total amount of each Variable Dollar payment will be equal to the sum of the payments from each Subaccount. The payment from each Subaccount is found by multiplying the number of Benefit Units held in that Subaccount for such Variable Dollar payments by the Benefit Unit Value for that Subaccount. We do this as of the end of the fifth Valuation Period before the date that the payment is due.
Number of Benefit Units. The number of Benefit Units in each Subaccount held for Variable Dollar payments is determined as follows. We divide the dollar amount of the Variable Dollar base payment from each Subaccount by the Benefit Unit Value for that Subaccount as of the Commencement Date. The number of Benefit Units in each Subaccount will change if the payee makes transfers among Subaccounts. The Benefit Units in each Subaccount will change proportionally to a change in the base payment due to any change in the payment interval or as specified by the settlement option. Otherwise, the number of Benefit Units remains fixed during the payment period.

Benefit Unit Values. An explanation of how Benefit Unit Values are calculated is included in the Glossary of Financial Terms of this prospectus.
Subsequent to the Commencement Date, the actual amount of each Variable Dollar payment will reflect the investment performance of the Subaccount(s) selected. It may vary from payment to payment.
We will deduct a pro-rata portion of the Certificate Maintenance Fee from each payment.

GLOSSARY OF FINANCIAL TERMS
The following financial terms are explained in this section of the prospectus: account value, variable account value, fixed account value, accumulation units, accumulation unit value, benefit unit value and net investment factor. Read these terms in conjunction with the other sections of this prospectus.
Account Value
The aggregate value of your interest in the Fixed Accumulation Account and all of the Subaccounts is referred to as your “Account Value.” The value of your interest in all of the Subaccounts is your “Variable Account Value.” The value of your interest in the Fixed Accumulation Account is your “Fixed Account Value.”
Your Account Value at any time is net of any fees, charges, deductions, withdrawals, surrenders, and/or outstanding loans incurred prior to or as of the end of that Valuation Period.
Fixed Account Value
At any time before the Annuity Commencement Date, your Fixed Account Value is equal to:
1)	Purchase Payment(s) for your interest in the Contract that are allocated to the Fixed Accumulation Account; plus

2)	amounts transferred to the Fixed Account for you; plus

3)	interest credited to the Fixed Account for you; less

4)	any withdrawals, surrender, and transfers from the Fixed Account for you; and less

5)	any fees, charges, deductions and other adjustments under the Contract.
Variable Account Value
At any time before the Annuity Commencement Date, your Variable Account Value is equal to the sum of the values of your interest in each Subaccount. The value of your interest in a Subaccount is equal to the number of your Accumulation Units for that Subaccount multiplied by the Accumulation Unit Value for that Subaccount. These values are determined as of the end of the preceding Valuation Period.
Accumulation Units
Purchase Payment(s) that are allocated to a Subaccount, and amounts that are transferred to a Subaccount, are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to that Subaccount by the value of the Accumulation Unit for that Subaccount at the end of the Valuation Period during which the amount is received.
The following events will result in the cancellation of an appropriate number of Accumulation Units of a Subaccount:
1)	a transfer from a Subaccount;

2)	the surrender or a withdrawal of your Variable Account Value;

3)	the payment of a Death Benefit;

4)	the application of your Variable Account Value to a settlement option; or

5)	the deduction of the fees, charges or other adjustments under the Contract.
Accumulation Units will be canceled as of:
1)	the end of the Valuation Period during which we receive a Written Request that gives rise to such cancellation;

2)	the Commencement Date; or

3)	the end of the Valuation Period on which a fee, charge or other adjustment is due.
Accumulation Unit Value
The initial Accumulation Unit Value for the Money Market Subaccount was set at $1.00. The initial Accumulation Unit Value for each of the other Subaccounts was set at $10.00. After that, the Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value as of the end of the prior Valuation Period multiplied by the Net Investment Factor. The Net Investment Factor is described below. The Accumulation Unit Values will vary as a result of the varying investment experience of the underlying Portfolios.

Benefit Unit Value
The Benefit Unit Value for each Subaccount is originally established in the same manner as Accumulation Unit Values. For any date after that, the value of a Benefit Unit for a Subaccount is determined by multiplying the Benefit Unit Value as of the end of the preceding Valuation Period by the Net Investment Factor described below. The product is then multiplied by the assumed daily investment factor for the number of days in the Valuation Period. The assumed daily investment factor is based on the assumed net investment rate for the Settlement Option Table that is used to fix the base payment. This factor shall be no greater than 0.99997236, which is the factor based on a net investment rate of 1% per year, compounded annually, as reflected in the guaranteed Settlement Option Tables.
Net Investment Factor
The Net Investment Factor is a measure of the investment performance of a Subaccount from one Valuation Period to the next. Each Subaccount has a Net Investment Factor for each Valuation Period. The Net Investment Factor may be greater than one, or it may be less than one. This means that the Accumulation Unit Value for each Subaccount may increase or it may decrease.
The Net Investment Factor for any Subaccount for any Valuation Period is determined by dividing (1) by (2) and then subtracting (3) from the result, where:
1)	is equal to:
a)	the Net Asset Value per share of the Portfolio held in the Subaccount, determined at the end of the applicable Valuation Period; plus

b)	the per share amount of any dividend or net capital gain distributions made by the Portfolio held in the Subaccount, if the “ex-dividend” date occurs during the applicable Valuation Period; plus or minus

c)	a per share credit or charge for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Subaccount;
2)	is the Net Asset Value per share of the Portfolio held in the Subaccount, determined at the end of the preceding Valuation Period; and
3)	is the sum of the Mortality and Expense Risk Charge and the Administration Charge to be deducted from the Subaccount for the number of days in the applicable Valuation Period.
The term “Net Asset Value” in the formula above means the amount computed by a Portfolio as the price at which the Portfolio’s shares are purchased and redeemed. It is computed no less frequently than each Valuation Period.

ADDITIONAL CONTRACT AND CERTIFICATE PROVISIONS
The Contract is an agreement between the Owner of the Contract and the Company. Values, benefits and charges are calculated separately for your Certificate.
Because we are subject to the insurance laws and regulations of all the jurisdictions where we are licensed to operate, the availability of certain Contract rights and provisions in a given state may depend on that state’s approval of the Contract and Certificates. Where required by state law or regulation, the applicable Contract and corresponding Certificates will be modified accordingly.
We may make any changes to the Contracts and the Certificates required by the Investment Company Act of 1940 or other federal securities laws or by federal or state law regulating variable annuities. In addition, we may make any changes necessary to maintain the status of the Contracts as annuities under the Internal Revenue Code. To the extent required by applicable law, we will obtain approval from federal and state regulators, Contracts owners and Participants and we will notify you of such changes.
At our discretion, we may suspend or discontinue sales of the Contracts.
Your Right to Cancel
In some states, the Owner may have the right to cancel the Contract within a certain number of days after the Owner receives the Certificate. Likewise, a Participant may have the right to cancel his or her Certificate within a certain number of days after he or she receives his or her Certificate. Generally, the Participant will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation of his or her Certificate.
Federal law or the law of the state where the Contract is issued or the Participant lives may vary the cancellation rights.
•	When required by state or federal law, we will refund Purchase Payments without any investment gain or loss.
•	When required by state or federal law, we will refund Purchase Payments in full, without deducting any fees or charges.
If the Owner or the Participant has any cancellation rights, the cover page of the Contract or the Certificate explains the cancellation rights.
During the right to cancel period, we reserve the right to allocate all Purchase Payments made for you temporarily to the Fixed Accumulation Account or a money market Subaccount, at our discretion. If we exercise this right, we will reallocate your Account Value as of the end of the right to cancel period. When we make this reallocation, we will follow the allocation instructions that you provided with the initial Purchase Payment made for you. If you exercise your right to cancel your interest in the Contract and we have allocated Purchase Payments made for you to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period, we will refund the greater of the Purchase Payments made for you or your Account Value.
Our Right to Terminate Your Interest
We reserve the right to terminate your interest in the Contract at any time that your Surrender Value is less than $500. We will not terminate your interest in the Contract if Benefit payments under the Guaranteed Lifetime Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit Rider reduce your Surrender Value below $500. If we terminate your interest in the Contract, we will pay your Surrender Value to you. We will not terminate your interest in the Contract if a distribution to you is prohibited by the tax qualification endorsement to the Contract or the employer plan endorsement to the Contract.
Termination of the Contract
We may terminate the Contract by giving the Owner 60 days advance notice. Likewise, the Owner may terminate the Contract by giving us 60 days advance notice. If the Contract is terminated,
•	you may continue your interest in the Contract, but we will not accept any more Purchase Payments for you;
•	the termination will not affect any benefit payments that we are making to you; and
•	the termination will not affect our right to collect any fees or charges under the Contract, the outstanding balance of any loans, or applicable premium tax or other taxes not previously deducted.

Ownership and Participant Provisions
Owner
The Owner of the Contract is your employer or the trustee of your employer’s retirement plan. The Contract Owner is shown on the Certification specifications page. The Contract is held by the Owner for the benefit of the Participants and the Beneficiaries.
The Owner is responsible for collecting Purchase Payments by payroll deduction or otherwise, for remitting them to us in the proper amount, and for providing us with all information needed to apply these amounts properly to the interests of the Participants.
Participant
Each person for whom Purchase Payments are made under the Contract will have an interest in the Contract as a Participant. We will establish an account for each Participant.
As the Participant, you have certain rights under with respect to your interest in the Contract, such as making allocations among investment options, electing a settlement option, and designating the Beneficiary and payee. If you live in a community property state and have a spouse at any time while you own an interest in the Contract, the laws of that state may vary your rights with respect to your interest in the Contract.
Successor Owner to Your Interest in the Contract
In some cases, your spouse may succeed to the ownership of your interest in the Contract after your death. Specifically, if a Death Benefit is payable on account of your death and your spouse is the sole Beneficiary to your interest in the Contract, he or she will become the successor owner of your interest in the Contract if (1) you make that Written Request before your death or (2) after your death, your spouse makes that Written Request within one year of your death and before the Death Benefit Commencement Date. As successor owner, your spouse will then succeed to all rights with respect to your interest in the Contract except the right to name another successor owner.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Transfer of Ownership or Assignment
Neither you nor the Owner may transfer, sell, assign, or in any way alienate an interest in the Contract.
Beneficiary Provisions
The Beneficiary is the person entitled to receive any Death Benefit that is to be paid with respect to your interest in the Contract. The Beneficiary will be the measuring life for life contingent Death Benefit payments (Option B and Option C).The Beneficiary is the person or persons whom you designate.

If there is no Beneficiary designated by you who survives you, then your estate will be the Beneficiary. If a Beneficiary dies within 30 days after your death, we will assume that he or she did not survive you.
Joint Beneficiaries. You may designate 2 or more persons jointly as the Beneficiary. Unless you state otherwise, joint Beneficiaries who survive you will be entitled to equal shares.
Contingent Beneficiaries. You may also designate one or more persons as contingent Beneficiary. Unless you state otherwise, a contingent Beneficiary will be entitled to a benefit only if there is no primary Beneficiary who survives you.
How to Designate a Beneficiary or Change a Designation
You may make or change a designation of Beneficiary at any time so long as you are still living and have not specified that a prior designation is irrevocable. A designation of Beneficiary must be made by Written Request. The Written Request must be received on or before the date of death for which a Death Benefit is payable.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Except as otherwise elected or as required by law, a change of Beneficiary will not cancel a settlement option election.

Payee Provisions
A payee is a person to whom benefits are paid with respect to your interest in the Contract.
•	You are the payee of the Annuity Benefit.
•	The Beneficiary is the payee of the Death Benefit.
Designation of Other Payees
A designation or change of payee or contingent payee must be made by Written Request. In any event, you will be the person on whose life Annuity Benefits payments are based and the Beneficiary will be the person on whose life Death Benefit payments under a settlement option will be based. No change of payee or contingent payee at any time will change this.
➢	Please review the explanation of a Written Request in the Definitions section of this prospectus.
Irrevocable naming of a payee other than the Participant can have adverse tax consequences.
•	Designation of Payees for Annuity Benefits
You may designate a contingent payee to receive Annuity Benefit payments that are payable with respect to a payment interval that ends after the death of the payee.

If there is no such contingent payee surviving, then we will make such payments to the person or person designated as contingent payee by the last payee who received payments.

Failing that, we will make such payments to the estate of the last payee who received payments.

Unless a prior designation is irrevocable, you may designate or change the payee or contingent payee at any time.
•	Designation of Payees for Death Benefits

As part of any Death Benefit settlement option election that you make, you may designate a contingent payee to receive Death Benefit payments that are payable with respect to a payment interval that ends after the death of the Beneficiary.

If there is no such contingent payee surviving, then we will make such payments to the person or person designated as contingent payee by the Beneficiary.

Failing that, we will make such payments to the estate of the last payee who received payments.

A Beneficiary may not change a contingent payee designation made by you as part of any Death Benefit settlement option election that you made. A Beneficiary may make or change any other payee or contingent payee designation at any time.

A Beneficiary that is a non-natural person may elect to have payments based on the life of person to whom the Beneficiary is obligated. This election may be made by Written Request before the Death Benefit Commencement Date.

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
The Company is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of variable and fixed annuity contracts. The administrative office of the Company is located at 525 Vine Street, Cincinnati, Ohio 45202.
The Company is a wholly owned subsidiary of Great American Life Insurance Company®, which is a wholly owned subsidiary of Great American Financial Resources®, Inc. (“GAFRI”) GAFRI is a wholly owned subsidiary of American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).
We may from time to time publish in advertisements, sales literature and reports to owners the ratings and other information assigned to the Company by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s, and Fitch. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best’s Ratings. These ratings reflect A.M. Best Company’s opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Ratings of the Company do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.
The obligations under the Contracts are obligations of the Company. The fixed benefits under the Contract are provided through the Fixed Account. The Fixed Account is part of our general account and its values are not dependent on the investment performance of the Subaccounts that make up the Separate Account. The variable benefits under the Contract are provided through the Separate Account, which is described below.
The Company and Great American Advisors®, Inc., the principal underwriter of the Contracts, are involved in various kinds of routine litigation that, in management’s judgment, are not of material importance to their assets or the Separate Account. There are no pending legal proceedings against the Separate Account.
THE SEPARATE ACCOUNT
We established the Separate Account on November 7, 2001, as an insurance company separate account under the laws of the State of Ohio pursuant to resolution of our Board of Directors. It is divided into Subaccounts that invest in corresponding Portfolios.
The assets of the Separate Account will be held for the exclusive benefit of owners of, and the persons entitled to payment under, the Contracts offered by this prospectus and all other contracts issued by the Separate Account. The assets of the Separate Account are owned by the Company, but they are held separately from the other assets of the Company. Under Ohio law, the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether realized or not, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the performance of the Separate Account is entirely independent of the investment performance of our general account assets or any other separate account maintained by us.
Separate Account Changes. If we deem it to be in the best interest of persons having voting rights under the Contracts we may operate the Separate Account as a management company or any other form permitted by law.; de-register the Separate Account in the event such registration is no longer required; or combine the Separate Account with one or more separate accounts. If we take any of these actions, we will make such changes in the Contracts and Certificates as may be necessary or appropriate to reflect such action. In addition, to the extent required by applicable law, we will obtain approval from federal and state regulators, Contract owners and Participants and we will notify you of such changes.

New Subaccounts. We may establish new Subaccounts when, we determine in our sole discretion, that marketing, tax, investment or other conditions warrant this action. Any new Subaccounts will be made available to existing owners on a nondiscriminatory basis to be determined by us.
Changes to Subaccounts. We do not guarantee that any of the Subaccounts or any of the Portfolios will always be available for allocation of Purchase Payments or variable dollar payments or for transfers. If a Subaccount or the corresponding Portfolio is no longer available, we will stop accepting allocations to the Subaccount. We may substitute the shares of a different portfolio for shares of the underlying Portfolio held by the corresponding Subaccount. We may also substitute a different class of portfolio shares for the class of Portfolio shares held by a Subaccount.
We may make these substitutions or other changes to the Subaccounts or underlying Portfolios due to an investment decision by us, or due to an event not within our control, such as liquidation of a Portfolio or an irreconcilable conflict of interest between the Separate Account and another insurance company that offers the Portfolio. If we take any of these actions, we will make such changes in the Contracts or Certificates as may be necessary or appropriate to reflect such action. In addition, to the extent required by applicable law, we will obtain approval from federal and state regulators, Contract owners and Participants and we will notify you of such changes.
VOTING OF PORTFOLIO SHARES
To the extent required by law, we will vote all Portfolio shares held in the Separate Account at regular and special shareholder meetings of the respective Portfolios. The Portfolios are not required to hold annual or other regular meetings of shareholders.
Before the Commencement Date, we will vote Portfolio shares according to instructions we receive from owners of contracts who have a voting interest in the applicable Subaccount, unless we are permitted to vote shares in our own right. We will also vote or abstain from voting shares for which we receive no timely instructions and shares that we hold as to which owners have no beneficial interest.* We will vote or abstain from voting such shares in proportion to the voting instructions we receive from owners of all contracts participating in the Subaccount. Because we will use this proportional method of voting, a small number of owners may determine the manner in which we will vote Portfolio shares for which we solicit voting instructions but receive no timely instructions.
We will solicit voting instructions in accordance with procedures established by the respective Portfolios. Each person or entity having a voting interest in a Subaccount will receive proxy material, reports and other material relating to the appropriate Portfolio.
We will calculate the number of votes for which an owner may provide voting instructions separately for each Subaccount. We will determine the number by applying the owner’s percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. We will determine the owner’s percentage interest and the total number of votes as of the record date established by that Portfolio for voting purposes.
*	Owners have no beneficial interest in shares held by us as reserves for benefits payments. Neither Owners nor payees have any interest in the Separate Account after the Commencement Date. Benefit Units are merely a measure of the amount of the benefit payments we are obligated to pay on each payment date.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS
Great American Advisors®, Inc. (“GAA”) is the principal underwriter of the contracts. Its business address is 525 Vine Street, Cincinnati, Ohio 45202. GAA is a wholly-owned subsidiary of Great American Financial Resources, Inc. and an affiliate of the Company.
The Contracts are sold by insurance agents who are also registered representatives of (1) GAA or (2) other broker-dealers that have entered into selling agreements with GAA. GAA and the other broker-dealers are registered under the Securities Exchange Act of 1934, and are members of the Financial Industry Regulatory Authority. All registered representatives who sell the Contracts are appointed by the Company as insurance agents and are authorized under applicable state insurance regulations to sell variable annuity contracts.
The Company pays commissions to GAA for promotion and sale of the contracts. GAA retains the commissions for sales made through its registered representatives, or pays the commissions to other broker-dealers for sales made through their registered representatives. GAA and the other broker-dealers pay their registered representatives from their own funds. Commissions paid by us are calculated as a percentage of the purchase payments received for a contract. The maximum percentage is 8.5% of the purchase payments received from a contract. Commissions paid by us may also be calculated as a percentage of the contract value (sometimes called a trail commission). Trail commissions are not expected to exceed 1.25% of the contract value on an annual basis.
Commissions paid on the Contracts and payments for other services are not charged directly to you or your Account Value, but are charged indirectly through fees and charges imposed under the Contracts. If these fees and charges are not sufficient to cover the commissions and other payments, any deficiency will be made up from our general assets.
We paid the following amounts to GAA for the last three years: [$xx for 2007], $1,757,857 for 2006, and $1,995,224 for 2005. These amounts include compensation related to other contracts issued through Annuity Investors Variable Account C.
[to be updated by pre-effective amendment]
GAA may enter into revenue sharing, shelf space, and other arrangements with broker-dealers under which GAA pays them additional compensation for services that they provide in connection with the distribution of the Contracts (such as providing access to their distribution networks, sponsoring conferences, seminars, sales programs or training programs for registered representatives or other employees, paying travel expenses incurred in connection with these events, and sponsoring sales and advertising campaigns related to the Contracts) or additional compensation for administrative or operational expenses. These arrangements may not be applicable to all firms in the selling network, the terms of these arrangements may differ between firms, and the compensation payable under these arrangements may include cash compensation, non-cash compensation, or other benefits. Compensation paid under these arrangements will not result in any additional direct charge to you. Compensation under these arrangements may provide an incentive for a selling firm or its registered representatives to favor the sale of the Contracts over other financial products available in the marketplace.
A Portfolio may compensate the Company or GAA for the distribution and operational services that the Company or GAA provides and the costs that it incurs in providing these services. For example, each business day, we aggregate all purchase, redemption, and transfer requests from Contract owners with respect to a Portfolio and submit one request to the applicable Portfolio. As a result, the Portfolio does not incur the expenses related to processing individual requests from Contract owners. GAA also maintains the distribution network that supports the sale of our variable annuity products that invest in the Portfolios. Payments from a Portfolio to the Company or GAA for these services may be made pursuant to (1) the Portfolio’s Rule 12b-1 plan, in which case the payments are deducted from the Portfolio’s assets or (2) service, administration, sub-transfer or similar agreements between the Company or GAA and the Portfolio’s investment adviser or its affiliate.

FEDERAL TAX MATTERS
[to be updated by pre-effective amendment]
This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus or in the Statement of Additional Information. State taxation will vary depending on the state in which you reside, and is not discussed in this prospectus or in the Statement of Additional Information.
The tax information provided in the prospectus and Statement of Additional Information is not intended or written to be used as legal or tax advice. It is written solely to provide information related to the sale and holding of the Contracts. As a taxpayer, you cannot use it for the purpose of avoiding penalties that may be imposed under the tax laws. You should seek advice on legal or tax questions based on your particular circumstances from an independent attorney or tax advisor.
Tax Deferral on Annuities
Internal Revenue Code (“IRC”) Section 72 governs taxation of annuities in general. The income earned on a Contract is generally not included in income until it is withdrawn from the Contract. In other words, a Contract is a tax-deferred investment. The Contracts must meet certain requirements in order to qualify for tax-deferred treatment under IRC Section 72. These requirements are discussed in the Statement of Additional Information. In addition, tax deferral is not available for a Contract when the Owner is not a natural person unless the Contract is part of a tax-qualified retirement plan or the Owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as Owner of the Contract will generally be taxed currently on any increase in the Account Value, although the plan itself may provide a tax deferral to the participating employee. For a group nonqualified Contract where the Owner has no rights over the separate interests, this rule is applied to each participant who is not a natural person.
Tax-Qualified Retirement Plans
Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under tax-qualified retirement plans that are governed by other IRC provisions. These provisions include IRC Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (individual retirement annuities), and 457(g) (governmental deferred compensation plans). Tax-deferral is generally also available under these tax-qualified retirement plans through the use of a trust or custodial account without the use of an annuity.
The tax law rules governing tax-qualified retirement plans and the treatment of amounts held and distributed under such plans are complex. If the Contract is to be used in connection with a tax-qualified retirement plan, including individual retirement annuities (“IRAs”), you should seek competent legal and tax advice regarding the suitability of the Contract for the situation involved and the requirements governing the distribution of benefits.
Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to a non-tax-qualified Contract are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to non-tax-qualified Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan. Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.
Individual Retirement Annuities
IRC Sections 219 and 408 permit individuals or their employers to contribute to an individual retirement arrangement known as an “Individual Retirement Annuity” or “IRA”. Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer will not be includable in the gross income of the employee until the employee receives distributions from the IRA. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned on the Contract.

Roth IRAs
IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions of contributions may be made at any time. Distributions of earnings are tax-free following the five-year period beginning with the first year for which a Roth IRA contribution was made if the Owner has attained age 59 1/2, become disabled, or died, or for qualified first-time homebuyer expenses.
Tax-Sheltered Annuities
IRC 403(b) of the Code permits contributions to a “tax-sheltered annuity” or “TSA” for the employees of public schools and certain charitable, religious, educational and scientific organizations described in IRC Section 501(c)(3). TSA contributions and Contract earnings are generally not included in the gross income of the employee until the employee receives distributions from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, severs employment, becomes disabled, incurs a hardship, or dies. The Texas ORP or any other plan under which the Contract was purchased may impose additional restrictions.
Texas Optional Retirement Program
The Texas Optional Retirement Program (“ORP”) provides for the purchase of IRC 403(b) Tax-Sheltered Annuities with fixed employer and employee contributions. Amounts attributable to such contributions cannot be distributed until the employee terminates employment from all Texas public institutions of higher education, retires, attains age 70 1/2, or dies. Amounts attributable to employer contributions vest after one year of participation. Distributions require written certification from the employer of the employee’s vesting status and, if the employee is living and under age 70 1/2, the employee’s retirement or other termination from employment.
Pension, Profit–Sharing, and 401(k) Plans
IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish such plans for themselves and their employees. These plans may use annuity contracts to fund plan benefits. Generally, contributions are deductible to the employer in the year made, and contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. The IRC and the plan may impose restrictions on distributions. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the Contract for their specific needs.
Roth TSAs and Roth 401(k)s
IRC Section 402A permits participants in certain TSA programs or 401(k) plans to designate some part or all of their future elective contributions as Roth contributions. Roth contributions to a TSA or 401(k) plan are included in the participant’s taxable income as earned. Distributions are considered to come proportionally from contributions and earnings. Distributions attributable to contributions are tax-free. Distributions attributable to earnings are tax-free following the five-year period beginning with the first year for which Roth contributions are made to the plan if the Owner has attained age 59 1/2, become disabled, or died. Amounts attributable to Roth TSA and Roth 401(k) contributions are subject to the same distribution restrictions that apply to other amounts attributable to TSA or 401(k) contributions made under a salary reduction agreement. The plan may impose additional restrictions.
Governmental Deferred Compensation Plans
State and local government employers may purchase annuity contracts to fund deferred compensation plans for the benefit of their employees described in IRC Section 457(b). Contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. Amounts cannot be distributed until the employee attains age 70 1/2, severs employment, becomes disabled, incurs an unforeseeable emergency, or dies. The plan may impose additional restrictions.

Nonqualified Deferred Compensation Plans
Employers may invest in annuity contracts in connection with unfunded deferred compensation plans for their employees. Such plans may include deferred compensation plans of non-governmental tax-exempt employers described in IRC Section 457(b); deferred compensation plans of both governmental and nongovernmental tax-exempt employers that are taxed under IRC Section 457(f) and subject to Section 409A; and nonqualified deferred compensation plans of for-profit employers subject to Section 409A. In most cases, these plans are designed so that amounts credited under the plan will not be includable in the employees’ gross income until paid under the plan. In these situations, the annuity contracts are not plan assets and are subject to the claims of the employer’s general creditors. Whether or not made from the Contract, benefits payments are subject to restrictions imposed by the IRC and the plan.

Summary of Income Tax Rules
The following chart summarizes the basic income tax rules governing tax-qualified and non-tax-qualified Contracts.

	Tax-Qualified Contracts and Employer Plans	Basic Non-Tax-Qualified Contracts
Plan Types	■ IRC §401 (Pension, Profit-Sharing, 401(k))	IRC §72 only
■ IRC §403(b) (Tax-Sheltered Annuities)
■ IRC §408 (IRA, SEP, SIMPLE IRA)
■ IRC §408A (Roth IRA)
■ IRC §402A (Roth TSA or Roth 401(k))
■ IRC §457
■ IRC §409A (Nonqualified Deferred Compensation)

Who May Purchase a Contract	Natural person, employer, or employer plan. Nonqualified deferred compensation plans will generally lose tax-deferred status of Contract itself.	Anyone. Non-natural person may purchase but will generally lose tax-deferred status.

Restrictions on Distributions	Distributions from tax-qualified Contracts may be restricted to meet requirements of the Internal Revenue Code and/or terms of the retirement plan.	None.

Taxation of Surrenders	If there is an after-tax “investment in the contract,” a pro rata portion of the amount surrendered is taxable income based on the ratio of “investment in the contract” to Account Value. Usually, 100% of distributions from a qualified plan must be included in taxable income because there were no after-tax contributions and therefore no “investment in the contract.” Distributions from §408A Roth IRA or §402A Roth TSA or Roth 401(k) are completely tax free if certain requirements are met.	Account Value in excess of “investment in the contract” is included in taxable income. Generally, the “investment in the contract” will equal the sum of all purchase payments less prior non-taxable withdrawals. Surrenders are deemed to come from earnings first, and “investment in the contract” last. For a Contract purchased through a IRC §1035 exchange that includes contributions made before August 14, 1982, withdrawals are not taxable until those contributions have been returned in full.

Taxation of Benefit Payments (annuity benefit payments or death benefit payments)	For fixed dollar benefit payments, a percentage of each payment is tax free equal to the ratio of after-tax “investment in the contract” (if any) to the total expected payments, and the balance is included in taxable income. For variable dollar benefit payments, a specific dollar amount of each payment is tax free, as predetermined by a pro rata formula, rather than a percentage of each payment. In either case, once the after-tax “investment in the contract” has been recovered, the full amount of each benefit payment is included in taxable income. Distributions from a §408A Roth IRA or §402A Roth TSA or Roth 401(k) are completely tax free if certain requirements are met.

Taxation of Lump Sum Death Benefit	Taxed to recipient generally in same manner as full surrender.

Possible Penalty Taxes for Surrenders and Benefit Payments Before Age 59 1/2	Taxable portion of payments made before age 59 1/2 may be subject to 10% penalty tax (or 25% for a SIMPLE IRA during the first two years of participation). Penalty taxes do not apply to payments after the participant’s death, or to §457 plans or §409A nonqualified deferred compensation plans. Other exceptions may apply.	Taxable portion of payments made before age 59 1/2 may be subject to a 10% penalty tax. Penalty taxes do not apply to payments after the Owner’s death. Other exceptions may apply.

Assignment of Contract/Transfer of Ownership	Assignment and transfer of Ownership generally not permitted.	Generally, deferred earnings taxable to transferor on transfer or assignment; transferee’s “investment in the contract” is increased by same amount. Gift tax consequences are not discussed herein.

Federal Income Tax Withholding	Eligible rollover distributions from §401, §403(b), and governmental §457(b) plan Contracts are subject to 20% mandatory withholding on taxable portion unless direct rollover. Distributions under nongovernmental §457(b) plan, 457(f) plan, and nonqualified deferred compensation plan are subject to wage withholding. For all other payments, Payee may elect to have taxes withheld or not.	Generally, Payee may elect to have taxes withheld or not.

Required Minimum Distributions
The Contracts are subject to the required minimum distribution (“RMD”) rules of federal tax law. These rules vary based on the tax qualification of the Contract or the plan under which it is issued.
If the Contract is nonqualified or is a Roth IRA, then there are no required minimum distributions during life. For all tax-qualified Contracts other than Roth IRAs, required minimum distributions must generally begin by April 1 following attainment of age 70 1/2. However, a participant who is not a 5% owner of the employer may delay required minimum distributions from the employer’s Tax-Sheltered Annuity Plan, Pension, Profit-Sharing, or 401(k) Plan, or Governmental Deferred Compensation Plan until April 1 following the year in which the participant retires from the employer. The required minimum distributions during life are calculated based on standard life expectancy tables adopted under federal tax law.
Both nonqualified and tax-qualified Contracts are subject to required minimum distributions after death. Generally, if payments have begun under a settlement option during life, then after death any remaining payments must be made at least as rapidly as those before death. If payments have not begun under a settlement option during life, then the death benefit must be paid out in full within five years after death, or must be paid out in substantially equal payments beginning within one year of death over a period not exceeding the beneficiary’s life expectancy. If the Contract is nonqualified or is a traditional IRA or Roth IRA, a spouse beneficiary may elect out of these requirements, and apply the required minimum distribution rules as if the contract were his or her own.

PERFORMANCE INFORMATION
We may from time to time disclose performance information for the Subaccounts for various periods of time. Performance information may include:
•	standardized total return (average annual total return);
•	adjusted historical total return;
•	non-standardized total return; and
•	standardized yield (for the Money Market Subaccount).
Performance information is based on historical information and is not intended to indicate future performance. Performance data and a description of the methods used to calculate total return and yield are included in the Statement of Additional Information.
We may include ranking information in reports to Contract owners and Participants and in marketing materials. This information may include rankings of the Subaccounts, the Separate Account or the Contracts, as published by any service, company, or person that ranks separate accounts or other investment products on overall performance or other criteria. Examples of companies that publish such rankings are Lipper Analytical Services, Inc., VARDS, and Morningstar.
We may also:
•	compare the performance of a Subaccount with applicable indices and/or industry averages;
•	present performance information that reflects the effects of tax-deferred compounding on Subaccount investment returns;
•	compare investment return on a tax-deferred basis with currently taxable investment return; and
•	illustrate investment returns by graphs, charts, or otherwise.

DELIVERY OF DOCUMENTS TO PARTICIPANTS
Reports and Confirmations
At least once each Certificate Year, we will mail reports of your Account Value and any other information required by law to you. We will not send these reports after the Commencement Date or a full surrender of your interest in the Contract, whichever is first.
We will confirm receipt of any Purchase Payments made for you after the initial Purchase Payment in quarterly statements of account activity.
Householding
If you and other Participants at a shared address consented to receive only one copy per household (“householding”) of each document distributed to Participants, you may revoke your consent at any time. Please contact us at 1-800-789-6771 or www.gafri.com if you wish to receive separate documents.
If you are currently receiving multiple copies of these documents, you may contact us at 1-800-789-6771 or www.gafri.com for additional information about householding.
Electronic Delivery of Required Documents
If you wish to receive documents distributed to Participants only in electronic form, you must give your consent to electronic delivery. You may revoke this consent at any time. Please contact us at 1-800-789-6771 or www.gafri.com for additional information about electronic delivery of documents.
THE REGISTRATION STATEMENT
We filed a Registration Statement with the SEC under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as a part of the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the SEC, located at 100 F Street, N.E., Washington, D.C., and may also be accessed at the SEC’s web site www.sec.gov. The registration number for the Contracts is 333-148940.
Statements in this prospectus discussing the content of the Contracts, the Certificates and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts, the Certificates or any other legal document, refer to the appropriate exhibit to the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION
A Statement of Additional Information containing more details concerning the subjects discussed in this prospectus is available. The following is the table of contents for the Statement of Additional Information:

Annuity Investors Life Insurance Company	3
General Information and History	3
State Regulations	3
Services	3
Safekeeping of Separate Account Assets	3
Records and Reports	3
Experts	3
Distribution of the Contracts	3
Performance Information	4
Standardized Total Return—Average Annual Total Return	4
Adjusted Historical Total Return	4
Non-Standardized Total Return—Cumulative Total Return	5
Standardized Yield for the Money Market Subaccount	5
Benefit Unit Transfer Formulas	6
Federal Tax Matters	7
Taxation of Separate Account Income	7
Tax Deferral on Non-Tax-Qualified Contracts	8
Financial Statements	8
Appendix A: Average Annual Total Return Data	9
Appendix B: Adjusted Historical Total Return Data	11
Appendix C: Financial Statements	13
Copies of the Statement of Additional Information dated XX XX, 2008 are available without charge.
•	To request a copy, please clip this coupon on the dotted line below, enter your name and address in the spaces provided, and mail to: Annuity Investors Life Insurance Company, P.O. Box 5423, Cincinnati, Ohio 45201-5423.
•	You may also call us at 1-800-789-6771, or visit us at our web site www.gafri.com, to request a copy.
Annuity Investors Variable Account C
Request for Statement of Additional Information

Name:

Address:

City:

State:

Zip:

APPENDIX A: CONDENSED FINANCIAL INFORMATION
Because the offering and sale of the Contracts will begin as of the date of this prospectus, there is no historical condensed financial information for the Subaccounts that relates to the Contracts.

A-1

APPENDIX B: PORTFOLIOS
This table includes the following information about each Portfolio:
•	The name of the Portfolio in which the corresponding Subaccount invests
•	The series or class of shares of the Portfolio in which the corresponding Subaccount invests
•	The name of the Portfolio’s advisor
•	The name of any sub-advisor of the Portfolio
•	A summary of the Portfolio’s investment objective and strategy

AIM Variable Insurance Funds

AIM V.I. Capital Development Fund Series II Shares Invesco Aim Advisors, Inc.	The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing primarily in equity securities of mid-capitalization companies. The fund may also invest up to 25% of its total assets in foreign securities. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

AIM V.I. Global Real Estate Fund Series II Shares Invesco Aim Advisors, Inc.

AIM V.I. International Growth Fund Series II Shares Invesco Aim Advisors, Inc.

AIM V.I. Mid Cap Core Equity Fund Series II Shares Invesco Aim Advisors, Inc.	The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in equity securities, including convertible securities, of mid-capitalization companies. In complying with this 80% investment requirement, the fund’s investments may include investments in synthetic instruments. The fund may invest up to 20% of its assets in equity securities of companies in other market capitalization ranges. The fund may also invest up to 20% of its assets in investment-grade debt securities, U.S. government securities, high quality money market instruments, and, as part of a risk management strategy, cash and cash equivalents, including shares of affiliated to this strategy, the fund generally invests a substantial amount of its assets in cash and cash equivalents. The fund may invest up to 25% of its total assets in foreign securities. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

AIM V.I. Small Cap Equity Fund Series I Shares Invesco Aim Advisors, Inc.	The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing, normally, at least 80% of its assets in equity securities, including convertible securities, of small-capitalization companies. In complying with the 80% investment requirement, the fund’s investments may include synthetic instruments. The fund may also invest up to 25% of its total assets in foreign securities. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

AllianceBernstein Variable Products Series Fund, Inc.
International Value Portfolio
Class B Shares
Alliance Bernstein

American Century Variable Portfolios

American Century VP Large Company Value Fund Class II Shares American Century Investment Management, Inc.	The Fund seeks long-term capital growth. Income is a secondary objective. In selecting stocks for the Fund, its managers look for companies whose stock price may not reflect the companies’ value. The managers attempt to purchase the stocks of these undervalued companies and hold them until their stock price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. The Fund invests primarily in larger companies. Under normal market conditions, the Fund will have at least 80% of its assets in equity securities of companies comprising the Russell 1000® Index.

American Century VP Mid Cap Value Fund Class II Shares American Century Investment Management, Inc.	The Fund seeks long-term capital growth. Income is a secondary objective. Its managers look for stocks of companies that they believe are undervalued at the time of purchase. The managers use a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold them until they have returned to favor in the market and their stock prices have gone up. The Fund will invest at least 80% of its assets in securities of companies whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000® Index, excluding the largest 100 such companies. The managers intend to manage the Fund so that its weighted capitalization falls within the capitalization range of the members of the Russell Midcap® Index.

American Century VP VistaSM Fund Class I Shares American Century Investment Management, Inc.	The Fund seeks long-term capital growth. Its managers look for stocks of medium-sized and smaller companies they believe will increase in value over time, using a growth investment strategy developed by American Century. This strategy looks for companies with earnings and revenues that are not only growing, but growing at a successively faster, or accelerating pace. This strategy is based on the premise that, over the long term, the stocks of companies with accelerating earnings and revenues have a greater-than-average chance to increase in value.

Calamos® Advisors Trust

Calamos Growth and Income Portfolio Calamos Advisors LLC	The portfolio seeks high long-term return through growth and current income. The portfolio invests primarily in a diversified portfolio of convertible, equity and fixed-income securities. In seeking to meet its investment objective, the portfolio’s adviser utilizes highly disciplined institutional management strategies designed to help enhance investment returns while managing risk. As part of these strategies, an in-depth proprietary analysis is employed on an issuing company and its securities.

Davis Variable Account Fund, Inc.

Davis Value Portfolio Davis Selected Advisors, L.P. Davis Selected Advisers–NY, Inc.	The fund’s investment objective is long-term growth of capital. The advisor uses the Davis Investment Discipline to invest the majority of the fund’s assets in equity securities issued by large companies with market capitalization of at least $10 billion. The advisor conducts extensive research to identify businesses that possess characteristics it believes foster the creation of long-term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages. It aims to invest in such businesses when they are trading at a discount to their intrinsic value.

Dreyfus Portfolios

The Dreyfus Socially Responsible Growth Fund, Inc. Service Shares The Dreyfus Corporation	The fund seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund, under normal circumstances, invests at least 80% of its assets in the common stocks of companies that, in the opinion of the fund’s management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

Dreyfus Stock Index Fund, Inc. Service Shares The Dreyfus Corporation Mellon Equity Associates	The fund seeks to match the total return of the Standard & Poor’s 500 Composite Stock Price Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index.

Dreyfus Investment Portfolios MidCap Stock Portfolio Service Shares The Dreyfus Corporation	The portfolio seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor’s MidCap 400® Index (S&P 400). To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks of midsize companies.

Dreyfus Variable Investment Fund Money Market Portfolio The Dreyfus Corporation	The portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. An investment in a money market portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation, or any other government agency. Although a money market portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market portfolio.

DWS Variable Series II

DWS Global Thematic VP Class A

Financial Investors Variable Insurance Trust

Ibbotson Balanced ETF Asset Allocation Portfolio Class II ALPS Advisers, Inc. Ibbotson Associates, Inc.	The Portfolio seeks to provide investors with capital appreciation and some current income. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80% investment policy, assets are measured at the time of purchase.

Ibbotson Conservative ETF Asset Allocation Portfolio Class II ALPS Advisers, Inc. Ibbotson Associates, Inc.	The Portfolio seeks to provide investors with current income and preservation of capital. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80% investment policy, assets are measured at the time of purchase.

Ibbotson Growth ETF Asset Allocation Portfolio Class II ALPS Advisers, Inc. Ibbotson Associates, Inc.	The Portfolio seeks to provide investors with capital appreciation. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80% investment policy, assets are measured at the time of purchase.

Ibbotson Income and Growth ETF Asset Allocation Portfolio Class II ALPS Advisers, Inc. Ibbotson Associates, Inc.	The Portfolio seeks to provide investors with current income and capital appreciation. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80% investment policy, assets are measured at the time of purchase.

Franklin Templeton Variable Insurance Products Trust

Mutual Shares Securities Fund
Class 2
Franklin Mutual Advisers

Franklin U.S. Government Fund Class 2 Franklin Advisors

Templeton Foreign Securities Fund Class 2 Templeton Investment Counsel, LLC	Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets, and normally invests predominantly in equity securities.

Janus Aspen Series

Janus Aspen Series Balanced Portfolio Service Shares Janus Capital Management LLC	This diversified portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio normally invests 50-60% of its assets in equity securities selected primarily for their growth potential and 40-50% of its assets in securities selected primarily for their income potential. Within the parameters of its specific investment policies, the portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets. The Portfolio will normally invest at least 25% of its assets in fixed-income senior securities. The portfolio will limit its investment in high-yield/high-risk (also called “junk bonds”) to 35% or less of its net assets.

Janus Aspen Series International Growth Portfolio Service Shares Janus Capital Management LLC	This diversified portfolio seeks long-term growth of capital by investing, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of issuers from several different countries, excluding the United States. Although the portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers, and it may, under unusual circumstances, invest all of its assets in a single country. The portfolio may have significant exposure to emerging markets. Within the parameters of its specific investment policies, the portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets.

Janus Aspen Series Large Cap Growth Portfolio Service Shares Janus Capital Management LLC	This portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital by investing, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in common stocks of large-sized companies. Large sized companies are those whose market capitalization falls within the range of companies in the Russell 1000 Index at the time of purchase. Within the parameters of its specific investment policies, the portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.

Janus Aspen Series Mid Cap Growth Portfolio Service Shares Janus Capital Management LLC	This diversified portfolio seeks long-term growth of capital by investing, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in equity securities of mid -sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization range of the Russell Midcap Growth Index. Within the parameters of its specific investment policies, the portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets.

Neuberger Berman Advisers Management Trust

Neuberger Berman AMT Guardian Portfolio Class S Neuberger Berman Management Inc. Neuberger Berman, LLC	The Portfolio seeks long-term growth of capital; current income is a secondary goal. To pursue these goals, the Portfolio invests mainly in common stocks of mid- to large-capitalization companies. The Portfolio seeks to reduce risk by investing across many different industries. The Portfolio Managers employ a research driven and valuation sensitive approach to stock selection. They seek to identify stocks in well-positioned businesses that they believe are undervalued in the market. They look for solid balance sheets, strong management teams with a track record of success, good cash flow, the prospect for above average earnings growth, and other valuation-related factors.

The Portfolio Managers follow a disciplined selling strategy and may sell a stock when it reaches a target price, when the company’s business fails to perform as expected, or when other opportunities appear more attractive. The Portfolio may change its goal without shareholder approval, although it does not currently intend to do so.

Oppenheimer Variable Account Funds

Oppenheimer Balanced Fund/VA Service Shares OppenheimerFunds, Inc.	The Fund seeks a high total investment return, which includes current income and capital appreciation in the value of its shares.

Oppenheimer Capital Appreciation Fund/VA Service Shares OppenheimerFunds, Inc.	The Fund seeks capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Global Securities Fund/VA Service Shares OppenheimerFunds, Inc.	The Fund seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, “growth-type” companies, cyclical industries, and special situations that are considered to have appreciation possibilities.

Oppenheimer Main Street Fund®/VA Service Shares OppenheimerFunds, Inc.	The Fund seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Oppenheimer Main Street Small Cap Fund/VA Service Shares OppenheimerFunds, Inc.	The Fund seeks capital appreciation.

PIMCO Variable Insurance Trust

PIMCO VIT High Yield Portfolio Administrative Class Pacific Investment Management Company LLC	The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio invests at least 80% of its assets in a diversified portfolio of high yield securities (“junk bonds”) rated below investment grade but rated at least Caa by Moody’s or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality.

PIMCO VIT Real Return Portfolio Administrative Class Pacific Investment Management Company LLC	The Portfolio seeks maximum real return consistent with preservation of real capital and prudent investment management. The Portfolio invests under normal circumstances at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U. S. and non-U. S. governments, their agencies or government-sponsored enterprises and corporations.

PIMCO VIT Total Return Portfolio Administrative Class Pacific Investment Management Company LLC	The Portfolio seeks maximum total return consistent with preservation of capital and prudent investment management. The Portfolio invests under normal circumstances at least 65% of its assets in a diversified Portfolio of Fixed Income Instruments of varying maturities. The Fund’s average portfolio duration normally varies within a three- to six-year time frame, based on the Advisor’s forecast for interest rates.

Van Kampen-The Universal Institutional Funds, Inc.

Van Kampen UIF Core Plus Fixed Income Portfolio Class I Van Kampen(1)	The investment objective of the Core Plus Fixed Income Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities. The Portfolio invests primarily in a diversified mix of dollar denominated investment grade fixed income securities, particularly U.S. Government, corporate and mortgage securities. The Portfolio will ordinarily seek to maintain an average weighted maturity between five and ten years. The Portfolio may invest opportunistically in non-dollar-denominated securities and high yield securities (commonly referred to as “junk bonds”). The Portfolio may invest over 50% of its assets in mortgage securities.

Van Kampen UIF Mid-Cap Growth Portfolio Class I Van Kampen(1)	The investment objective of the Mid Cap Growth Portfolio is to seek long-term capital growth by investing primarily in common stocks and other equity securities. The portfolio invests primarily in growth-oriented equity securities of U.S. mid cap companies and foreign companies, including emerging market securities. The Adviser selects issues form a universe of mid cap companies, most with market capitalization of generally less than $35 billion. The Adviser seeks to invest in high quality companies it believes have sustainable competitive advantages and the ability to redeploy capital at high rates of return.

Van Kampen UIF U.S. Mid Cap Value Portfolio Class I Van Kampen(1)	The investment objective of the Mid Cap Value Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in common stocks and equity securities. The Portfolio invests primarily in common stocks of companies traded on a U.S. securities exchange with capitalizations generally in the range of companies included in the Russell Midcap Value Index. The Adviser seeks attractively valued companies experiencing a change that is believed could have a positive impact on a company’s outlook, such as a change in management, industry dynamics or operational efficiency.

Van Kampen UIF Value Portfolio Class I Van Kampen(1)	The investment objective of the Value Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in common stocks and other equity securities. The Portfolio invests primarily in common stocks of companies with capitalizations generally greater than $1 billion. The Portfolio emphasizes a value style of investing seeking well established companies that appear undervalued and currently are not being recognized within the market place. The Portfolio may purchase stocks that do not pay dividends; and it may invest, to a limited extent, in foreign equity securities.

(1)	Morgan Stanley Investment Management Inc., which does business in certain instances using the name “Van Kampen,” serves as the investment advisor to the U.S. Mid Cap Value, Value, Core Plus Fixed Income and U.S. Real Estate Portfolios.

Wilshire Variable Insurance Trust

Wilshire 2010 Moderate Fund Wilshire Associates Incorporated	The 2010 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter, the 2010 Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2010 Moderate Fund operates under a fund of funds structure. The 2010 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2010, plus or minus two to three years. The 2010 Moderate Fund’s initial target allocation will be approximately 59% fixed income and 41% equity, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2010, the 2010 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

Wilshire 2015 Moderate Fund Wilshire Associates Incorporated	The 2015 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter the 2015, Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2015 Moderate Fund operates under a fund of funds structure. The 2015 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2015, plus or minus two to three years. The 2015 Moderate Fund’s initial target allocation will be approximately 51% equity and 49% fixed income, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2015, the 2015 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

Wilshire 2025 Moderate Fund Wilshire Associates Incorporated	The 2025 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter, the 2025 Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2025 Moderate Fund operates under a fund of funds structure. The 2025 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2025, plus or minus two to three years. The 2025 Moderate Fund’s initial target allocation will be approximately 72% equity and 28% fixed income, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2025, the 2025 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

Wilshire 2035 Moderate Fund Wilshire Associates Incorporated	The 2035 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter, the 2035 Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2035 Moderate Fund operates under a fund of funds structure. The 2035 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2035, plus or minus two to three years. The 2035 Moderate Fund’s initial target allocation will be approximately 92% equity and 8% fixed income, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2035, the 2035 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

Wilshire 2045 Moderate Fund Wilshire Associates Incorporated	The 2045 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter, the 2045 Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2045 Moderate Fund operates under a fund of funds structure. The 2045 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2045, plus or minus two to three years. The 2045 Moderate Fund’s initial target allocation will be approximately 100% equity, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2045, the 2045 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

APPENDIX C: TRANSFER RESTRICTIONS
Restrictions on Transfers; Disruptive Trading, Market Timing and Frequent Transfers
We discourage (and will take action to deter) short-term trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Contract owners, annuitants and beneficiaries. Short-term trading can result in:
•	the dilution of Accumulation Unit Values or Portfolio net asset values
•	Portfolio advisors taking actions that negatively impact performance such as keeping a larger portion of the Portfolio assets in cash or liquidating investments prematurely in order to support redemption requests
•	increased administrative costs due to frequent purchases and redemptions
To help protect Contract owners, annuitants, and beneficiaries from the negative impact of these practices, we have implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. There is no guarantee that we will be able to detect harmful trading practices, or, if it is detected, to prevent recurrences. In addition, it is possible that, despite the adoption and implementation of these restrictions, some market timing activity may occur while other market timing activity is prohibited.
U.S. Mail Restrictions on Persons Engaged in Harmful Trading Practices
We monitor transfer activity in order to identify those who may be engaged in harmful trading practices and we produce and examine transaction reports. These reports provide us with information about Contract owners (or third parties acting on their behalf) who have engaged in a certain number of “transfer events” in a given period. A “transfer event” is any transfer, or combination of transfers, occurring on a given trading day (Valuation Date). For example, multiple transfers by a Contract owner involving 10 underlying Portfolios in one day count as one transfer event. A single transfer occurring on a given trading day and involving only 2 underlying Portfolios (or one underlying Portfolio if the transfer is made to or from the Fixed Accumulation Account) will also count as one transfer event. A transfer event would not include a transfer made pursuant to one of the automatic transfer programs such as dollar cost averaging, portfolio rebalancing and interest sweep.
As a result of this monitoring process, we may restrict the method of communication by which transfer requests will be accepted. Our policies require us to adhere to the following guidelines:

Trading Behavior	Our Response
6 or more transfer	We will mail a letter to the Contract owner notifying the Contract owner that:
events in one quarter of a Contract Year	(1) (2)	we have identified the Contract owner as a person engaging in harmful trading practices; and
if the Contract owner’s transfer events exceed 12 in one Contract Year, we will automatically require the Contract owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract owner that are sent by other means such as electronic means or overnight, priority or courier delivery.

More than 12 transfer events in one Contract Year	We will automatically require the Contract owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract owner that are sent by any other means.
On each Contract Anniversary, we will start the monitoring anew, so that each Contract starts with zero transfer events the first day of each new Contract Year. See, however, the “Other Restrictions” provision below.

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Other Restrictions
We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect Contract owners, annuitants, and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of our monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted. We will consider the following factors:
•	the dollar amount involved in the transfer event
•	the total assets of the Portfolio involved in the transfer event
•	the number of transfer events completed in the current quarter of the Contract Year
•	whether the transfer event is part of a pattern of transfer events designed to take advantage of short-term market fluctuations or market efficiencies
Our transfer restrictions are designed to prevent harmful trading practices. Despite such transfer restrictions, there is a risk that such harmful trading practices could still occur. If we determine our goal of curtailing harmful trading practices is not being fulfilled, we may amend or replace the procedures described above without prior notice. We will consider waiving the procedures described above for unanticipated financial emergencies.
Trading Restrictions and Redemption Fees Imposed by Portfolios
The Portfolios reserve the right, in their sole discretion and without prior notice, to reject, restrict or refuse purchase orders received from insurance company separate accounts that the Portfolios determine not to be in the best interest of their shareholders. We will apply such rejections, restrictions or refusals by the Portfolios uniformly and without exception. In addition, the Portfolios may impose redemption fees. We reserve the right to implement, administer and collect redemption fees imposed by any Portfolio. You should read the prospectuses of the Portfolios for more details about their ability to impose trading restrictions and redemption fees.
Information Sharing
As required by Rule 22c-2 under the Investment Company Act of 1940, we have entered into information sharing agreements with Portfolio companies. Under the terms of these agreements, we are required, if requested by a Portfolio company:
•	To provide Contract owner information and information about transactions in the Portfolio shares during a specified period; and
•	To prohibit or restrict further purchases or exchanges by a Contract owner if the Portfolio company identifies the Contract owner as a person who has engaged in trading that violated the Portfolio company’s frequent trading policies.

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APPENDIX D: DEATH BENEFIT EXAMPLES
Example of Determination of Death Benefit Amount under the Basic Contract
This example is intended to help you understand how a withdrawal impacts the Death Benefit amount under the Standard Contract.
This example assumes:
•	your total Purchase Payments equal $100,000;
•	your Account Value is $90,000; and
•	you withdraw $10,000 from the Contract, and you are left with an Account Value of $80,000.
Step One: Calculate the proportional reduction.

1 –	$80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage
	$90,000	Account Value immediately before withdrawal		Reduction

$100,000	Purchase	x 11.1111%	Percentage	= $11,111	Proportional
	Payments		Reduction		Reduction
Step Two: Calculate the reduced Purchase Payment amount.

Purchase Payments	$100,000
Less proportional reduction for withdrawals	– 11,111

Purchase Payments reduced for withdrawals	$88,889
Step Three: Determine the Death Benefit amount.
Immediately after the withdrawal, the reduced Purchase Payments of $88,889 is greater than the Account Value of $80,000, so the Death Benefit amount would be $88,889.
The death benefit amount will be reduced by any applicable premium tax or other taxes not previously deducted and by the balance of any outstanding loans.

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Example of Determination of Death Benefit Amount under the Optional Enhanced Death Benefit Rider
This example is intended to help you understand how a withdrawal impacts the Death Benefit amount under the optional Enhanced Death Benefit Rider.
This example assumes:
•	your total Purchase Payments equal $100,000;
•	your Account Value is $90,000;
•	the Historic High Value is $140,000 and
•	you withdraw $10,000 from the Contract, and you are left with an Account Value of $80,000.
Step One: Calculate the proportional reduction in the Purchase Payments.

1 –	$80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage
	$90,000	Account Value immediately before withdrawal		Reduction

$100,000	Purchase	x 11.1111%	Percentage	= $11,111	Proportional
	Payments		Reduction		Reduction
Step Two: Calculate the reduced Purchase Payment amount.

Purchase Payments	$100,000
Less proportional reduction for withdrawals	– 11,111

Purchase Payments reduced for withdrawals	$88,889
Step Three: Calculate the proportional reduction in the Historic High Value.

1 –	$80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage
	$90,000	Account Value immediately before withdrawal		Reduction

$140,000	Historic	x 11.1111%	Percentage	= $15,556	Proportional
	High Value		Reduction		Reduction
Step Four: Calculate the reduced Historic High Value amount.

Historic High Value	$140,000
Less proportional reduction for withdrawals	– 15,556

Historic High Value reduced for withdrawals	$124,444
Step Five: Determine the Death Benefit amount.
Immediately after the withdrawal, the reduced Historic High Value of $124,444 is greater than both the reduced Purchase Payments of $88,889 and the Account Value of $80,000, so the Death Benefit amount would be $124,444.
The death benefit amount will be reduced by any applicable premium tax or other taxes not previously deducted and by the balance of any outstanding loans.

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